Independent Auditor’s Report on the Consolidated Financial Statement

To the Board of Directors and Stockholders Itaú Unibanco Holding S.A.

We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (the "Institution"), which comprise the consolidated balance sheet as at December 31, 2012 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Institution's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Institution's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2012, and their financial performance and their cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

São Paulo, March 4th, 2013

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Paulo Sergio Miron

Contador CRC 1SP173647/O-5

F.1

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet
(In millions of Reais)

ASSETS	NOTE	12/31/2012	12/31/2011
Cash and deposits on demand	4	13,967	10,668
Central Bank compulsory deposits	5	63,701	98,053
Interbank deposits	6	23,826	27,821
Securities purchased under agreements to resell	6	162,737	92,248
Financial assets held for trading	7a	145,516	121,889
Pledged as collateral		2,348	12,142
Other		143,168	109,747
Financial assets designated at fair value through profit or loss	7b	220	186
Derivatives	8 and 9	11,597	8,754
Available-for-sale financial assets	10	90,869	47,510
Pledged as collateral		25,929	8,455
Other		64,940	39,055
Held-to-maturity financial assets	11	3,202	3,105
Pledged as collateral		120	230
Other		3,082	2,875
Loan operations and lease operations portfolio, net	12	341,271	322,391
Loan operations and lease operations portfolio		366,984	346,264
(-) Allowance for loan and lease losses		(25,713)	(23,873)
Other financial assets	20a	44,492	40,254
Investments in unconsolidated companies	13	3,005	2,544
Fixed assets, net	15	5,628	5,358
Intangible assets, net	16	4,671	3,825
Tax assets		32,412	26,088
Income tax and social contribution - current		3,198	2,857
Income tax and social contribution - deferred	27b	28,381	22,745
Other		833	486
Assets held for sale	36	117	85
Other assets	20a	9,923	7,357
TOTAL ASSETS		957,154	818,136

 The accompanying notes are an integral part of these consolidated financial statements.

F.2

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet
(In millions of Reais)

LIABILITIES AND STOCKHOLDERS' EQUITY	NOTE	12/31/2012	12/31/2011
Deposits	17	243,200	242,636
Securities sold under repurchase agreements	19a	267,405	185,413
Financial liabilities held for trading	18	642	2,815
Derivatives	8 and 9	11,069	6,747
Interbank market debt	19a	97,073	90,498
Institutional market debt	19b	72,028	54,807
Other financial liabilities	20b	50,255	44,119
Reserves for insurance and private pension	30c lll	90,318	70,904
Liabilities for capitalization plans		2,892	2,838
Provisions	32	19,209	15,990
Tax liabilities		7,109	7,408
Income tax and social contribution - current		2,560	1,872
Income tax and social contribution - deferred	27b II	3,038	4,319
Other		1,511	1,217
Other liabilities	20b	19,956	18,625
Total liabilities		881,156	742,800
Capital	21a	45,000	45,000
Treasury shares	21a	(1,523)	(1,663)
Additional paid-in capital		888	738
Appropriated reserves	21d	22,423	24,279
Unappropriated reserves		7,379	5,561
Cumulative other comprehensive income		1,735	26
Total stockholders’ equity attributed to the owners of the parent company		75,902	73,941
Non-controlling interests		96	1,395
Total stockholders’ equity		75,998	75,336
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		957,154	818,136

 The accompanying notes are an integral part of these consolidated financial statements.

F.3

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income
Periods ended
(In millions of Reais, except for earnings per share information)

	NOTE	01/01 to 12/31/2012	01/01 to 12/31/2011
Banking product		81,172	74,276
Interest and similar income	23a	96,364	97,352
Interest and similar expense	23b	(48,067)	(55,599)
Dividend income		323	361
Net gain (loss) from investment securities and derivatives	23c	1,463	1,251
Foreign exchange results and exchange variation on transactions		3,755	4,998
Banking service fees	24	18,944	19,410
Income from insurance, private pension and capitalization operations before claim and selling expenses		6,108	5,345
Income from insurance and private pension	30b III	24,748	18,179
Premium reinsurance	30b III	(1,166)	(1,010)
Change in reserves for insurance and private pension		(17,970)	(12,311)
Revenue from capitalization plans		496	487
Other income	25	2,282	1,158
Losses on loans and claims		(21,354)	(16,072)
Expenses for allowance for loan and lease losses	12b	(23,982)	(20,038)
Recovery of loans written-off as loss		4,663	5,477
Expenses for claims		(3,320)	(2,446)
Recovery of claims under reinsurance		1,285	935
Operating margin		59,818	58,204
Other operating income (expenses)		(42,402)	(39,953)
General and administrative expenses	26	(38,080)	(35,674)
Tax expenses		(4,497)	(4,166)
Share of profit or (loss) of unconsolidated companies	13	175	(113)
Income before income tax and social contribution	27	17,416	18,251
Current income tax and social contribution		(7,716)	(6,956)
Deferred income tax and social contribution		3,491	3,315
NET INCOME		13,191	14,610
Net income attributable to owners of the parent company	28	12,634	13,837
Net income attributable to non-controlling interests		557	773
EARNINGS PER SHARE - BASIC
Common		2.80	3.06
Preferred		2.80	3.06
EARNINGS PER SHARE - DILUTED	28
Common		2.79	3.05
Preferred		2.79	3.05
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC	28
Common		2,289,284,300	2,289,284,275
Preferred		2,228,675,507	2,240,026,557
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED	28
Common		2,289,284,300	2,289,284,275
Preferred		2,239,708,939	2,251,061,836

 The accompanying notes are an integral part of these consolidated financial statements.

F.4

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Comprehensive Income
Periods ended
(In millions of Reais)

	NOTE	01/01 to 12/31/2012	01/01 to 12/31/2011
Net income		13,191	14,610
Available-for-sale financial assets		1,231	(226)
Change in fair value		2,760	39
(Gains)/losses transferred to income on disposal	10	(705)	(444)
Income tax effect	18	(824)	179
Cash flow hedge and hedge of net investment in foreign operation	9	(465)	(445)
Change in fair value		(778)	(735)
Income tax effect		313	290
Foreign exchange differences on foreign investments		530	392
Share of other comprehensive income of unconsolidated companies – Available-for-sale financial assets - (Disposal of the Banco BPI S.A.)	26	413	(189)
Change in fair value	-	-	(286)
(Gains)/losses transferred to income on disposal		626	-
Income tax effect		(213)	97
Total comprehensive income		14,900	14,142
Comprehensive income attributable to non-controlling interests		557	773
Comprehensive income attributable to the owners of the parent company		14,343	13,369

 The accompanying notes are an integral part of these consolidated financial statements.

F.5

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders’ Equity (Notes 21 and 22)
Periods ended December 31, 2012 and 2011
(In millions of Reais)

	Attributed to owners of the parent company									Total
							Other comprehensive income			stockholders’	Total
	Capital	Treasury shares	Additional paid-in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Available for sale (1)	Cumulative translation adjustments abroad	Gains and losses – hedge (2)	equity – owners of the parent company	stockholders’ equity – non- controlling interests	Total
Balance at 01/01/2011	45,000	(628)	490	16,904	3,615	-	775	(274)	(7)	65,875	1,677	67,552
Transactions with owners	-	(1,035)	248	1,847	-	(5,054)	-	-	-	(3,994)	(1,055)	(5,049)
Treasury shares - Granting of stock options – exercised options	-	(1,035)	248	-	-	-	-	-	-	(787)	-	(787)
Granting of stock options – exercised options	-	268	85	-	-	-	-	-	-	353	-	353
Acquisition of treasury shares	-	(1,303)	-	-	-	-	-	-	-	(1,303)	-	(1,303)
Granted options recognized	-	-	163	-	-	-	-	-	-	163	-	163
Acquisition/Increase of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	(391)	(391)
Dividends and interest on capital (Note 21b)	-	-	-	1,847	-	(5,054)	-	-	-	(3,207)	(664)	(3,871)
Dividends/Interest on capital paid in 2011 - Year 2010 - Statutory Reserve	-	-	-	(1,308)	-	-	-	-	-	(1,308)	-	(1,308)
Other	-	-	-	-	(1)	-	-	-	-	(1)	-	(1)
Total comprehensive income	-	-	-	-	-	13,837	(415)	392	(445)	13,369	773	14,142
Net income	-	-	-	-	-	13,837	-	-	-	13,837	773	14,610
Other comprehensive income for the period	-	-	-	-	-	-	(415)	392	(445)	(468)	-	(468)
Appropriations:
Legal reserve	-	-	-	594	-	(594)	-	-	-	-	-	-
Statutory reserve	-	-	-	6,242	1,947	(8,189)	-	-	-	-	-	-
Balance at 12/31/2011	45,000	(1,663)	738	24,279	5,561	-	360	118	(452)	73,941	1,395	75,336
Change in the period	-	(1,035)	248	7,375	1,946	-	(415)	392	(445)	8,066	(282)	7,784
Balance at 01/01/2012	45,000	(1,663)	738	24,279	5,561	-	360	118	(452)	73,941	1,395	75,336
Transactions with owners	-	140	150	(7,479)	-	(5,177)	-	-	-	(12,366)	(1,458)	(13,824)
Treasury shares - Granting of stock options	-	140	150	-	-	-	-	-	-	290	-	290
Granting of stock options – exercised options	-	262	(53)	-	-	-	-	-	-	209	-	209
Acquisition of treasury shares	-	(122)	-	-	-	-	-	-	-	(122)	-	(122)
Granted options recognized	-	-	203	-	-	-	-	-	-	203	-	203
Acquisition/Increase of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	(141)	(141)
Dividends / Interest on capital (Note 21b)	-	-	-	(119)	-	(5,177)	-	-	-	(5,296)	(378)	(5,674)
Purchase of additional interest from non-controlling stockholders – Redecard (Note 3c)	-	-	-	(7,360)	-	-	-	-	-	(7,360)	(939)	(8,299)
Other	-	-	-	-	(16)	-	-	-	-	(16)	(398)	(414)
Total comprehensive income	-	-	-	-	-	12,634	1,644	530	(465)	14,343	557	14,900
Net income	-	-	-	-	-	12,634	-	-	-	12,634	557	13,191
Other comprehensive income for the period	-	-	-	-	-	-	1,644	530	(465)	1,709	-	1,709
Appropriations:
Legal reserve	-	-	-	540	-	(540)	-	-	-	-	-	-
Statutory reserve	-	-	-	5,083	1,834	(6,917)	-	-	-	-	-	-
Balance at 12/31/2012	45,000	(1,523)	888	22,423	7,379	-	2,004	648	(917)	75,902	96	75,998
Change in the period	-	140	150	(1,856)	1,818	-	1,644	530	(465)	1,961	(1,299)	662

 (1) Includes Share of other comprehensive income of unconsolidated companies – Available-for-sale financial assets

(2) Includes Cash flow hedge and hedge of net investment in foreign operation

The accompanying notes are an integral part of these consolidated financial statements.

F.6

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In millions of Reais)

	NOTE	01/01 to 12/31/2012	01/01 to 12/31/2011
ADJUSTED NET INCOME		49,136	43,182
Net income		13,191	14,610
Adjustments to net income:		35,945	28,572
Granted options recognized	22d	203	163
Effects of changes in exchange rates on cash and cash equivalents		(1,546)	(2,168)
Expenses for allowance for loan and lease losses	12b	23,982	20,038
Interest and foreign exchange expense from operations with subordinated debt		4,374	4,441
Interest expense from operations with debentures		138	165
Change in reserves for insurance and private pension		17,970	12,311
Revenue from capitalization plans		(496)	(487)
Depreciation and amortization	15 and 16	2,190	2,168
Deferred taxes		(3,491)	(3,315)
Share of profit or (loss) of unconsolidated companies		(175)	113
(Gain) loss from available-for-sale securities	10	(705)	(444)
Interest and foreign exchange income from available-for-sale financial assets		(4,725)	(3,744)
Interest and foreign exchange income from held-to-maturity financial assets		(495)	(408)
(Gain) loss from sale of assets held for sale	25 and 26	(52)	(36)
(Gain) loss from sale of investments	25 and 26	(1,194)	(53)
(Gain) loss from sale of fixed assets	25 and 26	20	(43)
(Gain) loss from termination of operations of intangible assets		3	(44)
Impairment losses of fixed assets and intangible assets	15 and 16	7	45
Other		(63)	(130)
CHANGE IN ASSETS AND LIABILITIES (*)		(501)	(50,622)
(Increase) decrease in Assets		(93,875)	(107,909)
Interbank deposits		323	(1,354)
Securities purchased under agreements to resell		(61,519)	(23,218)
Compulsory deposits with the Central Bank of Brazil		34,525	(12,187)
Financial assets held for trading		(23,627)	(6,378)
Derivatives (assets/liabilities)		1,565	98
Financial assets designated at fair value		(34)	120
Loan operations		(39,837)	(66,850)
Financial assets		(4,003)	751
Other tax assets		994	1,377
Other assets		(2,262)	(268)
(Decrease) increase in Liabilities		93,374	57,287
Deposits		(3,056)	38,607
Deposits received under securities repurchase agreements		81,953	(14,252)
Financial liabilities held for trading		(2,173)	1,480
Funds from interbank markets		6,256	27,853
Other financial liabilities		5,886	3,024
Technical reserve for insurance and private pension		1,444	1,729
Liabilities for capitalization plans		550	722
Provisions		2,771	593
Tax liabilities		6,157	(645)
Other liabilities		229	2,185
Payment of income tax and social contribution		(6,643)	(4,009)
NET CASH FROM (USED IN) OPERATING ACTIVITIES		48,635	(7,440)
Interest on capital/dividends received from investments in unconsolidated companies		204	70
Cash received from sale of available-for-sale financial assets		15,905	35,107
Cash received from redemption of held-to-maturity financial assets		397	533
Cash upon sale of assets held for sale		131	140
Cash upon sale of investments in unconsolidated companies		1,796	-
Cash upon sale of fixed assets	15	226	190
Cash received from termination of contracts of intangible assets	16	22	184
Purchase of available-for-sale financial assets		(51,796)	(33,600)
Purchase of held-to-maturity financial assets		-	(60)
Purchase of investments in unconsolidated companies	13	(816)	-
Purchase of fixed assets	15	(1,914)	(1,903)
Purchase of intangible assets	16	(1,738)	(1,972)
NET CASH FROM (USED IN) INVESTING ACTIVITIES		(37,583)	(1,311)
Funding from institutional markets		26,494	14,246
Redemptions in institutional markets		(14,017)	(8,574)
Acquisition/Increase of interest of non-controlling stockholders		(141)	(391)
Purchase of additional interest from non-controlling stockholders – Redecard S.A.	3c	(11,752)	-
Granting of stock options – exercised options		209	353
Purchase of treasury shares		(122)	(1,303)
Dividends and interest on capital paid to non-controlling interests		(378)	(664)
Dividends and interest on capital paid		(5,206)	(4,588)
NET CASH FROM (USED IN) FINANCING ACTIVITIES		(4,913)	(921)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2.4c and 4	6,139	(9,672)

Cash and cash equivalents at the beginning of the period	4	38,105	45,609
Effects of changes in exchange rates on cash and cash equivalents		1,546	2,168
Cash and cash equivalents at the end of the period	4	45,790	38,105
Additional information on cash flow
Interest received		89,533	94,911
Interest paid		39,304	36,159
Non-cash transactions
Loans transferred to assets held for sale		-	4
Dividends and interest on capital declared and not yet paid		1,358	1,309

 (*) Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidated financial statements.

F.7

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At December 31, 2012 and 2011

(In millions of Reais, except information per share)

NOTE 01 – OVERVIEW

ITAÚ UNIBANCO HOLDING S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of ITAÚ UNIBANCO HOLDING is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING provides a wide range of financial products and services to individual and corporate clients in Brazil and abroad, whether these clients are Brazilian-related or non-related customers throughout its international branches, subsidiaries and affiliates. In Brazil we serve retail clients through the branch network of Itaú Unibanco S.A. (“Itaú Unibanco”) and to wholesale clients through Banco Itaú BBA S.A. (“Itaú BBA”), and overseas through branches in New York, Grand Cayman, Tokyo, and Nassau, and through subsidiaries mainly in Argentina, Chile, the US (New York and Miami), and Europe (Lisbon, London, Luxembourg and Switzerland), Cayman Islands, Paraguay and Uruguay. In 2012, we started operations in Colombia, which will gradually strengthen over 2013.

ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A., (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of ITAÚ UNIBANCO HOLDING common shares.

As described in Note 34, the operations of ITAÚ UNIBANCO HOLDING are divided into four operating and reportable segments: (1) Commercial Bank, which offers a wide range of banking services for retail individuals (retail banking, under several areas specialized in distribution and under several brands, such as Itaú, Uniclass, and Personnalité, or high net worth clients (Private Bank) and for companies (very small, small and medium-sized companies), including services such as asset management, investor services, insurance, private pension plans, capitalization plans, and credit cards issued to account holders; (2) Itaú BBA, which offers wholesale products and services to large companies, as well as investment bank activities; (3) Consumer Credit, which offers financial products and services to an universe beyond account holders, such as vehicle financing, credit card transactions and consumer financing, and (4) Activities with the Market + Corporation, which manages interest income associated with capital surplus, subordinated debt surplus, and the results of certain treasury activities, carry forwards of the net balance of deferred tax assets and liabilities, the net interest income from the negotiation of financial assets, from the management of currency interest rate gaps, fair value adjustments and other risks, from arbitrage opportunities in the foreign and domestic markets, and from the effect of marking-to-market of financial assets and liabilities (held for trading, financial assets designated at fair value and available for sale financial assets).

These consolidated financial statements were approved by the Executive Board on March 4th, 2013.

F.8

NOTE 02 – SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.1 BASIS OF PREPARATION

These consolidated financial statements of ITAÚ UNIBANCO HOLDING were prepared taking into consideration that the National Monetary Council (CMN) Resolution No. 3,786 established that starting December 31, 2010, annual consolidated financial statements shall be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB).

These consolidated financial statements have been presented following the accounting practices described in this note.

In the preparation of these consolidated financial statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement, and disclosure established in the IFRS pronouncements issued by the IASB, and the interpretations of the International Financial Reporting Interpretation Committee (IFRIC) described in this note. For this reason, these Consolidated Financial Statements are in full conformity with the pronouncements issued by the IASB and the interpretations issued by the IFRIC.

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents during the period from operating, investing, and financing activities. Cash and cash equivalents include highly-liquid financial investments (Note 2.4c).

Cash flows from operating activities are presented under the indirect method. Consolidated net income is adjusted for non-monetary items, such as measurement gains and losses, changes in provisions and in receivables and liabilities balances. All income and expense arising from non-monetary transactions, attributable to investing and financing activities, are eliminated. Interest received or paid is classified as operating cash flows.

In order to improve the presentation and classification of insurance operations in the Consolidated Statement of Income, in accordance with IFRS 4, reclassifications adjustments were made in relation to insurance operations. Previously, income from insurance activities was presented in the Consolidated Statement of Income net of reinsurance held under the line item Income from Insurance and Private Pension and gross figures were presented in Note (30b III). In these financial statements this information will be presented by their gross amounts on separate line items in the Consolidated Statement of Income under the line items Income from insurance and private pension and Reinsurance premiums. Expenses for claims which previously were presented net under the line item Expenses for claims will also be presented gross of the recovery values of claims with reinsurance held under the line items  Expenses for claims and Recovery with Reinsurance Claims.

2.2.          NEW PRONOUNCEMENTS; CHANGES TO AND INTERPRETATIONS OF EXISTING PRONOUNCEMENTS

a)	Accounting pronouncements applicable as of January 01, 2012

•	Changes to IFRS 7 – “Financial Instruments: Disclosures” – in October 2010, an amendment to this pronouncement was issued requiring additional disclosure on transfers of financial assets with remaining risks. The effects of these disclosure requirements are incorporated in Note 12.

•	Amendment to IAS 12 – “Income taxes” - in December 2010 an amendment to this pronouncement was issued, which included an exception for the measurement of deferred tax assets and liabilities regarding investments in property measured at fair value. This amendment did not impact the consolidated financial statements.

F.9

b)	Accounting pronouncements recently issued and applicable in future periods

The following pronouncements will become applicable for periods after the date of these consolidated financial statements and were not early adopted:

•	IAS 32 – “Financial Instruments: Presentation” – this change was issued to clarify the offsetting requirements for financial instruments in the balance sheet. The change is not effective until January 1, 2014. The possible impacts arising from the adoption of this change are being analyzed.

•	IFRS 7 – “Financial Instruments: Disclosures” - in December 2011, a new change to this pronouncement was issued requiring additional disclosures on the offsetting process. These requirements are not effective until January 1, 2013. This pronouncement application will not result in significant impacts in the consolidated financial statements.

•	IFRS 9 – “Financial Instruments” – the pronouncement is the first step in the process of replacing IAS 39 - “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets, and it is expected to significantly affect the accounting for financial instruments of ITAÚ UNIBANCO HOLDING. It is not effective until January 1, 2015, early adoption is permitted by IASB, but barred by the Central Bank of Brazil.

•	IAS 19 – “Employee Benefits” – this change excludes the alternative of using the “corridor” method, requires that all changes should be recorded in Cumulative other comprehensive income, and determines that the interest cost for the following year be calculated on the recognized amount in assets or liabilities. It is not effective until January 1, 2013. This pronouncement application will not result in significant impacts in the consolidated financial statements.

•	IFRS 10 – “Consolidated Financial Statements” – the pronouncement changes the current principle, identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. It provides additional guidance to assist in the determination of control where this is difficult to assess. It is not effective until January 1, 2013. This pronouncement application will not result in significant impacts in the consolidated financial statements.

•	IFRS 11 – “Joint Arrangements” – the pronouncement provides a different approach for analyses of “Joint Arrangements” focused on the rights and obligations of the arrangements rather than on the legal form. IFRS 11 divides the “Joint Arrangements” into two types: “Joint Operations” and “Joint Ventures”, in accordance with the rights and obligations of the parties. For investments in “Joint Ventures”, proportionate consolidation is no longer permitted. It is not effective until January 1, 2013. This pronouncement application will not result in significant impacts in the consolidated financial statements.

•	IFRS 12 – “Disclosures of Interests in Other Entities” – the pronouncement includes new requirements for disclosure of all types of investments in other entities, such as “Joint Arrangements”, associates, and special purpose entities. It is not effective until January 1, 2013. This pronouncement application will not result in significant impacts in the consolidated financial statements.

•	IFRS 13 – “Fair Value Measurement” – the purpose of this pronouncement is a better alignment between IFRS and USGAAP, increasing consistency and reducing the complexity of the disclosures by using consistent definitions of fair value. It is not effective until January 1, 2013. The possible impacts arising from the adoption this pronouncement are being analyzed.

•	Annual improvements cycle (2009-2011) – IASB makes, on an annual basis, minor changes within a number of pronouncements with the purpose of clarifying current rules and avoiding dual meaning. In this cycle, IFRS 1 – “First-time adoption of IFRS”, IAS 1 – “Presentation of financial statements”, IAS 16 – “Property, plant and equipment”, IAS 32 – “Financial instruments presentation” and IAS 34 – “Interim financial reporting” were reviewed. Changes are not effective until January 1, 2013. There will be no significant impact in the consolidated financial statements.

•	Investment Entities - Amendments to IFRS 10 – “Consolidated Financial Statements”, IFRS 12 – “Disclosure of Interests in Other Entities” and IAS 27 – “Separate Financial Statements” – Applicable to investment entities, which invest in funds exclusively for obtaining return on capital valuation, investment income or both. It is not effective until January 1, 2014. Any possible impacts of these amendments are being assessed.

F.10

2.3 ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

All estimates and assumptions made by Management are in accordance with IFRS and represent the current best estimates made in conformity with the applicable rule standards. Estimates and judgments are evaluated on an ongoing basis, considering past experience and other factors.

The Consolidated Financial Statements reflect a variety of estimates and assumptions. The critical accounting estimates and assumptions that have the most significant impact on the carrying amounts of assets and liabilities are described below:

a)	Allowance for Loan and Lease Losses

ITAÚ UNIBANCO HOLDING periodically reviews its portfolio of loans and receivables to evaluate the existence of impairment.

In order to determine the amount of the allowance for loan and lease losses in the Consolidated Statements of Income with respect to certain receivables or group of receivables, ITAÚ UNIBANCO HOLDING exercises its judgment to determine whether objective evidence indicates that an event of loss has occurred. This evidence may include observable data that indicates that an adverse change has occurred in relation to the expected cash inflows from the counterparty or the existence of a change in local or international economic conditions that correlates with impairment. Management uses estimates based on the history of loss experience in loan operations with similar characteristics and with similar objective evidence of impairment. The methodology and assumptions used for estimating future cash flows are regularly reviewed by Management, considering the adequacy of models and sufficiency of provision volumes in view of the experience of incurred loss.

ITAÚ UNIBANCO HOLDING uses statistical models to calculate the Allowance for Loan and Lease Losses in the homogeneous loan portfolio. ITAÚ UNIBANCO HOLDING periodically carries out procedures to improve these estimates by aligning the required provisions to the levels of losses observed by the historical behavior (as described in Note 2.4g VIII). This alignment aims at ensuring that the volume of allowances reflects the current economic conditions, the composition of the loan portfolios, the quality of guarantees obtained and the profile of our clients. In 2012, the improvement of model assumptions gave rise to a growth in the level of provisions in the amount of R$ 1,492.

The allowance amounted to R$ 25,713 (R$ 23,873 at December 31, 2011.)

If the present value of the estimated cash flows were to have a positive or negative variation of 1%, the Allowance for Loan and Lease Losses would be increased or decreased by approximately R$ 3,413 (R$ 3,224 at December 31, 2011).

The details on methodology and assumptions used by the Management are disclosed in note 2.4g VIII.

b)	Deferred Income Tax and Social Contribution

As explained in item 2.4n, deferred tax assets are recognized only in relation to temporary differences and loss carryforwards to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for their utilization. The expected realization of ITAÚ UNIBANCO HOLDING´s deferred tax asset is based on the projection of future income and other technical studies, as disclosed in Note 27. The carrying amount of deferred tax assets was R$ 35,003 (R$ 28,810 as of December 31, 2011).

F.11

c)	Fair Value of Financial Instruments, Including Derivatives

Financial instruments recorded at fair value are assets amounting to R$ 248,202 (R$ 178,339 at December 31, 2011) of which R$ 11,597 are derivatives (R$ 8,754 at December 31, 2011) and liabilities in the amount of R$ 11,711 (R$ 9,562 at December 31, 2011) of which R$ 11,069 are derivatives (R$ 6,747 at December 31, 2011). The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques. This calculation is based on assumptions that take into consideration ITAÚ UNIBANCO HOLDING Management´s judgment about market information and conditions existing at the balance sheet date.

ITAÚ UNIBANCO HOLDING ranks the fair value measurements using a fair value hierarchy that reflects the significance of inputs adopted in the measurement process. There are three broad levels related to the fair value hierarchy, detailed in Note 31.

ITAÚ UNIBANCO HOLDING believes that all methodologies adopted are appropriate and consistent with market participants. Regardless of this fact, the adoption of other methodologies or use of different assumptions to estimate fair values may result in different fair value estimates.

The methodologies used to estimate the fair value of certain financial instruments are described in Note 31.

d)	Defined Benefit Pension Plan

At December 31, 2012, an amount of R$ 29 (R$ 97 at December 31, 2011) was recognized as an asset related to pension plans. The current amount of the pension plan obligations is obtained from actuarial calculations that use a variety of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan assets and liabilities.

ITAÚ UNIBANCO HOLDING determines the appropriate discount rate at the end of each year, which is used for determining the present value of estimated future cash outflows necessary for settling the pension plan liabilities. In order to determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of the Brazilian federal government bonds that are denominated in Brazilian reais, the currency in which the benefits will be paid, and that have maturity terms approximating the terms of the related liabilities.

Should the discount rate currently used be lower by 0.5% than Management’s estimates, the actuarial amount of the pension plan obligations would be increased by approximately R$ 868.

Other important assumptions for pension plan obligations are in part based on current market conditions. Additional information is disclosed in Note 29.

e) Contingent Assets and Liabilities

ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel, when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts, as detailed in Note 32.

The carrying amount of these contingencies was R$ 19,209 (R$ 15,990 at December 31, 2011).

F.12

f) Technical Provisions for Insurance and Pension Plan

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short-term liabilities (property and casualty insurance) or medium and long-term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

Additional information is described in Note 30.

2.4 SUMMARY OF MAIN ACCOUNTING PRACTICES

a)	CONSOLIDATION AND PROPORTIONATE CONSOLIDATION

I-	Subsidiaries

In accordance with IAS 27 – “Consolidated and Separate Financial Statements”, subsidiaries are entities in which ITAÚ UNIBANCO HOLDING has the power to govern the financial and operating policies so as to obtain benefits from its activities, and normally correspond to ownership of more than 50% of the voting capital.

II-	Special Purpose Entities (SPEs)

In accordance with SIC 12 – “Consolidation – Special Purpose Entities”, ITAÚ UNIBANCO HOLDING consolidates special purpose entities (SPEs), when the substance of the relationship between ITAÚ UNIBANCO HOLDING and the SPEs indicates that the SPEs are controlled by ITAÚ UNIBANCO HOLDING. The following circumstances may show evidence of control:

•	In substance, the activities of the SPEs are being conducted on behalf of ITAÚ UNIBANCO HOLDING, according to its specific business needs so that ITAÚ UNIBANCO HOLDING obtains benefits from their operations;

•	In substance, ITAÚ UNIBANCO HOLDING has the decision-making powers to obtain the majority of the benefits of the activities of SPEs or ITAÚ UNIBANCO HOLDING has the ability to delegate such powers;

•	In substance, ITAÚ UNIBANCO HOLDING has the right to obtain the majority of the benefits of the SPEs and therefore may be exposed to risks incident to their activities;

•	In substance, ITAÚ UNIBANCO HOLDING retains the majority of the residual risks related to the SPEs or their assets in order to obtain benefits from their activities.

III-	Joint Ventures

IAS 31 – “Interests in Joint Ventures”, defines joint ventures as entities jointly controlled by two or more unrelated entities (venturers). Joint ventures include contractual agreements in which two or more entities have joint-control over entities or over operations or over assets, so that the strategic financial and operating decisions that affect them require the unanimous decision of the venturers.

Also in accordance with IAS 31, the accounting treatment for investments in joint ventures can be either proportionate consolidation or the equity method. ITAÚ UNIBANCO HOLDING has elected to use proportionate consolidation.

F.13

The following table shows the main consolidated subsidiaries and proportionally consolidated joint ventures, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at December 31, 2012, and December 31, 2011:

				Interest in voting capital at		Interest in total capital at
		Incorporation Country	Activity	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Banco Dibens S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Fiat S.A.		Brazil	Financial institution	100.00%	100.00%	99.99%	99.99%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	99.99%	99.99%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Consignado S.A.	(1) Note 3d	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Europa Luxembourg S.A.		Luxembourg	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BBA International, S.A.	(2)	Portugal	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucred Financiamentos S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
BIU Participações S.A.	Note 13a	Brazil	Holding company	-	66.15%	-	66.15%
Cia. Itaú de Capitalização		Brazil	Capitalization	99.99%	99.99%	99.99%	99.99%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	Note 3b	Brazil	Consumer finance credit	100.00%	-	100.00%	-
Fiat Administradora de Consórcios Ltda.		Brazil	Consortia administrator	99.99%	99.99%	99.99%	99.99%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Administradora de Consórcios Ltda.		Brazil	Consortia administrator	99.99%	99.99%	99.99%	99.99%
Itaú Ásia Securities Ltd		Hong Kong	Broker	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	(3)	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Companhia Securitizadora de Créditos Financeiros		Brazil	Securitization	99.99%	99.99%	99.98%	99.99%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários Ltda.		Brazil	Dealer	100.00%	100.00%	99.99%	99.99%
Itaú Japan Asset Management Limited		Japan	Asset management	100.00%	100.00%	100.00%	100.00%
Itaú Middle East Limited		Arab Emirates	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú USA, INC.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Serviços e Processamento de Informações Comerciais S.A.	(4)	Brazil	Technology services	100.00%	100.00%	100.00%	100.00%
Redecard S.A.	Note 3c	Brazil	Acquirer	100.00%	50.01%	100.00%	50.01%
Unibanco Participações Societárias S.A.	(5)	Brazil	Holding company	-	99.99%	-	99.99%

Joint Ventures
Banco Investcred Unibanco S.A.		Brazil	Financial institution	50.00%	50.00%	50.00%	50.00%
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	Note 3b	Brazil	Consumer finance credit	-	50.00%	-	50.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%

(1) New company name of Banco Banerj S.A.;

(2) New company name of Banco Itaú Europa, S.A.;

(3) Does not include Redeemable Preferred Shares;

(4)New company name of Orbitall Serviços e Processamento de Informações Comerciais S.A.;

(5) Merged in 10/31/2012 into Unibanco Negócios Imobiliários Ltda controlled by Dibens Leasing S.A. - Arrendamento Mercantil.

Other information

The table below shows the amounts included in the consolidated balance sheets and statements of income of the jointly-controlled entities (Joint Ventures), proportionally consolidated by ITAÚ UNIBANCO HOLDING:

	12/31/2012	12/31/2011
Current assets	3,336	3,869
Non-current assets	230	393
Total assets	3,566	4,262
Current liabilities	3,034	3,537
Non-current liabilities	17	31
Total liabilities	3,051	3,568
Total income	1,683	1,647
Total expense	(1,603)	(1,600)

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by all those jointly controlled entities, for all entities FIC - Financeira Itaú CBD S.A Crédito, Financiamento e Investimento, and FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento (just in 12/31/2012 - Note 3c), the minimum capital percentage is 25% higher than that required by the Central Bank of Brazil (Note 33).

F.14

IV - Business combinations

Accounting for business combinations under IFRS 3 (R) is only applicable when a business is acquired. Under IFRS 3 (R), a business is defined as an integrated set of activities and assets that is conducted and managed for the purpose of providing a return to investors, or cost reduction or other economic benefits. In general, a business consists of inputs, processes applied to those inputs and outputs that are, or will be, used to generate income. If there is goodwill in a set of activities or transferred assets, this is presumed to be a business. For acquisitions that meet the definition of business, accounting under the purchase method is required.

The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. The excess of the acquisition cost, plus non-controlling interests, if any, over the fair value of identifiable net assets acquired, is accounted for as goodwill.

The treatment of goodwill is described in Note 2.4k. If the cost of acquisition, plus non-controlling interests, if any, is lower than the fair value of identifiable net assets acquired, the difference is directly recognized in income.

For each business combination, the purchaser should measure any non-controlling interest in the acquired company at the fair value or amount proportional to its interest in net assets of the acquired company.

F.15

b)	FOREIGN CURRENCY TRANSLATION

I-	Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING are presented in reais, which is its functional currency and the presentation currency of these consolidated financial statements. For each subsidiary, joint venture and investment in an unconsolidated company, ITAÚ UNIBANCO HOLDING defined the functional currency.

IAS 21 – “The effects of changes in foreign exchange rates” defines the functional currency as the currency of the primary economic environment in which the entity operates. If the indicators are mixed and the functional currency is not obvious, Management has to use its judgment to determine the functional currency that most faithfully represents the economic effects of the entity’s operations, focusing on the currency that mainly influences the pricing of transactions. Additional indicators are the currency in which financing is made or in which funds from operating activities are generated or received, as well as the nature of activities and the extent of transactions between the foreign subsidiaries and the other entities of the consolidated group.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date;
•	income and expenses are translated at monthly average exchange rates;
•	exchange differences arising from currency translation are recorded in other comprehensive income.

II-	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of foreign exchange operations and foreign exchange gains/losses and amount to R$ 1,109 for the period for the period January 1, to December 31, 2012 (R$ 2,186 for the period January 1 to December 31, 2011).

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are separated from all other changes in the carrying amount of the instrument. The exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in other comprehensive income until derecognition or impairment.

c)	CASH AND CASH EQUIVALENTS

ITAÚ UNIBANCO HOLDING defines cash and cash equivalents as cash and current accounts in banks (included in the heading cash and deposits on demand on the consolidated balance sheet), interbank deposits and securities purchased under agreements to resell that have original maturities of up to 90 days or less, as shown in Note 4.

d)	CENTRAL BANK COMPULSORY DEPOSITS

The Central Banks of the countries in which ITAÚ UNIBANCO HOLDING operates currently impose a number of compulsory deposit requirements on financial institutions. Such requirements are applied to a wide range of banking activities and operations, such as demand, savings, and time deposits. In the case of Brazil, the acquisition and deposit of Brazilian federal government securities is also required.

Compulsory deposits are initially recognized at fair value and subsequently at amortized cost, using the effective interest rate method as detailed in Note 2.4g VI.

F.16

e)	INTERBANK DEPOSITS

ITAÚ UNIBANCO HOLDING recognizes its interbank deposits in the balance sheet initially at fair value and subsequently at the amortized cost using the effective interest method as detailed in Note 2.4g VI.

f)	SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SOLD UNDER REPURCHASE AGREEMENTS

ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively.

The amounts invested in resale agreement transactions and borrowed in repurchase agreement transactions are initially recognized in the balance sheet at the amount advanced or raised, and subsequently measured at amortized cost. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. Interest earned in resale agreement transactions and incurred in repurchase agreement transactions is recognized in Interest and similar income and Interest and similar expense, respectively.

The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

In Brazil, control over custody of financial assets is centralized and the ownership of investments under resale and repurchase agreements is temporarily transferred to the buyer. ITAÚ UNIBANCO HOLDING strictly monitors the fair value of financial assets received as collateral under our resale agreements and adjusts the collateral amount when appropriate.

Financial assets pledged as collateral to counterparties are also recognized in the consolidated financial statements. When the counterparty has the right to sell or re-pledge such instruments, they are presented in the balance sheet under the appropriate class of financial assets.

g)	FINANCIAL ASSETS AND LIABILITIES

In accordance with IAS 39, all financial assets and liabilities, including derivative financial instruments, shall be recognized in the balance sheet and measured based on the category in which the instrument is classified.

Financial assets and liabilities can be classified into the following categories:

•	Financial assets and liabilities at fair value through profit or loss – held for trading.
•	Financial assets and liabilities at fair value through profit or loss – designated at fair value.
•	Available-for-sale financial assets.
•	Held-to-maturity financial assets.
•	Loans and receivables.
•	Financial liabilities at amortized cost.

The classification depends on the purpose for which financial assets were acquired or financial liabilities were assumed. Management determines the classification of financial instruments at initial recognition.

ITAÚ UNIBANCO HOLDING classifies financial instruments into classes that reflect the nature and characteristics of these financial instruments.

ITAÚ UNIBANCO HOLDING classifies as loans and receivables the following classes of balance sheet headings: Cash and deposits on demand, Central Bank compulsory deposits, Interbank deposits (Note 2.4e), Securities purchased under agreement to resell (Note 2.4f), Loan operations (Note 2.4g VI) and Other financial assets (Note 2.4g IX).

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date.

F.17

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or when ITAÚ UNIBANCO HOLDING has substantially transferred all risks and rewards of ownership, and such transfer qualifies for derecognition, according to the requirements of IAS 39. Therefore, if the risks and rewards were not substantially transferred, ITAÚ UNIBANCO HOLDING evaluates the extent of control in order to determine whether the continuous involvement related to any retained control does not prevent derecognition. Financial liabilities are derecognized when discharged or extinguished.

Financial assets and liabilities are offset against each other and the net amount is reported in the balance sheet solely when there is a legally enforceable right to offset the recognized amounts and there is intention to settle them on a net basis, or simultaneously realize the asset and settle the liability.

I-	Financial assets and liabilities at fair value through profit or loss - held for trading

These are financial assets and liabilities acquired or incurred principally for the purpose of selling them in the short term or when they are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of short-term profit taking.

The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under Net gain (loss) from investment securities and derivatives. Interest income and expenses are recognized in Interest and similar income and Interest and similar expense, respectively.

II-	Financial assets and liabilities at fair value through profit or loss – designated at fair value

These are assets and liabilities designated at fair value through profit or loss upon initial recognition (fair value option). This designation cannot be subsequently changed. In accordance with IAS 39, the fair value option can only be applied if it reduces or eliminates an accounting mismatch when the financial instruments are part of a portfolio for which risk is managed and reported to Management based on its fair value or when these instruments consist of hosts and embedded derivatives that shall otherwise be separated.

The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under Net gain (loss) from investment securities and derivatives - Financial assets designated at fair value through profit or loss. Interest income and expenses are recognized in Income and similar income and Interest and similar expense, respectively.

ITAÚ UNIBANCO HOLDING designated certain assets at fair value through profit or loss upon their initial recognition, because they are reported to Management and their performance is daily evaluated based on their fair value.

III-	Derivatives

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. All derivatives are recognized as assets when the fair value is positive, and as liabilities when negative.

Certain derivatives embedded in other financial instruments are treated as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recognized at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with changes in fair value recognized in the consolidated statement of income in Net gain (loss) from investment securities and derivatives – Financial assets held for trading and derivatives - except when ITAÚ UNIBANCO HOLDING designates these hybrid contracts as a whole as fair value through profit or loss.

Derivatives can be designated as hedging instruments under hedge accounting and in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities, and that meet IAS 39 criteria, are recognized as hedge accounting.

F.18

In accordance with IAS 39, to qualify for hedge accounting, all of the following conditions are met:

•	at the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge.
•	the hedge is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the originally documented risk management strategy for that particular hedging relationship.
•	for a cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.
•	the effectiveness of the hedge can be reliably measured, i.e. the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured.
•	the hedge is assessed on an ongoing basis and it is determined that the hedge has in fact been highly effective throughout the periods for which the hedge was designated.

IAS 39 presents three hedge accounting categories: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation.

ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under cash flow hedge strategies, fair value hedge and hedge of net investments, as detailed in Note 09.

Fair value hedge

For derivatives that are designated and qualify as fair value hedges, the following practices are adopted:

a)	The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and

b)	The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income.

When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or the entity revokes the designation, the entity should prospectively discontinue the accounting hedge. In addition, any adjustment in the book value of the hedged item should be amortized in income.

Cash flow hedge

For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Gains and losses – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines in which the related hedged item is reported.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting and also when ITAU UNIBANCO HOLDING redesignates a hedge, any cumulative gain or loss existing in Other comprehensive income is frozen and is recognized in income when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other comprehensive income is immediately transferred to the statement of income.

F.19

Hedge of net investments in foreign operations

A hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

a)	the portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income.
b)	the ineffective portion is recognized in income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income are reclassified to the income statement upon the disposal of the investment in the foreign operation.

IV -	Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available-for-sale when in the Management’s judgment they can be sold in response to or in anticipation of changes in market conditions, and that were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

Available-for-sale financial assets are initially and subsequently recognized in the consolidated balance sheet at fair value, plus transaction costs. Unrealized gains and losses (except losses for impairment, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in Other comprehensive income. Interest, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income. The average cost is used to determine the realized Gains and losses on Disposal of available-for-sale financial assets, which are recorded in the consolidated statement of income under Net gain (loss) from financial assets and liabilities – Available-for-sale financial assets. Dividends on available-for-sale assets are recognized in the consolidated statement of income as Dividend income when ITAÚ UNIBANCO HOLDING is entitled to receive such dividends, and inflow of economic benefits is probable.

ITAÚ UNIBANCO HOLDING assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is evidence of impairment, resulting in the recognition of an impairment loss. If any impairment evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in income, is recognized in the consolidated statement of income as a reclassification adjustment from Other comprehensive income.

Impairment losses recognized in the consolidated statement of income on equity instruments are not reversed through the statement of income. However, if in a subsequent period the fair value of a debt instrument classified as an available-for-sale financial asset increases and such increase can be objectively related to an event that occurred after the loss recognition, such loss is reversed through the statement of income.

F.20

V-	Held-to-maturity financial assets

In accordance with IAS 39, the financial assets classified into the held-to-maturity category are non-derivative financial assets that ITAÚ UNIBANCO HOLDING has the positive intention and ability to hold to maturity.

These assets are initially recognized at fair value, plus transaction costs, and subsequently measured at amortized cost, using the effective interest rate method (as detailed in item VI below). Interest income, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income.

When there is impairment of held-to-maturity financial assets, the loss is recorded as a reduction in the carrying amount through the use of an allowance account and recognized in the consolidated statement of income. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the loss was recognized, the previously recognized loss is reversed. The reversal amount is also recognized in the consolidated statement of income.

VI-	Loan operations

Loan operations are initially recognized at fair value, plus transaction costs and are subsequently measured at amortized cost using the effective interest rate method.

The effective interest rate approach is a method of calculating the amortized cost of a financial asset or liability and of allocating the interest income or expense over the relevant period. The effective interest rate is the discount rate that is applied to future payments or receipts through the expected life of the financial instrument that results in an amount equal to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. When a loan is placed on non-accrual status, the accrual of interest of the loan is discontinued.

When a financial asset or group of similar financial assets is impaired and its carrying amount is reduced through an allowance for loan losses, the subsequent interest income is recognized on the reduced carrying amount using the interest rate used to discount the future cash flows for purposes of measuring the allowance for loan losses.

Our Individuals portfolio consists primarily of vehicle financing to individuals, credit card, personal loans (including mainly consumer finance and overdrafts) and residential mortgage loans. The Corporate portfolio includes loans made to large corporate clients. Our Small/Medium Business Portfolio corresponds to loans to a variety of customers from small to medium-sized companies. The Foreign Loans Latin America is substantially comprised of loans granted to individuals in Argentina, Chile, Paraguay, and Uruguay.

At a corporate level, there are two groups (independent from the business areas): the credit risk group and the finance group, which are responsible for defining the methodologies used to measure the allowance for loan losses and for performing the corresponding calculations on a recurring basis.

The credit risk group and the finance group, at the corporate level, monitor the trends observed in the allowance for loan losses at the portfolio segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default.

F.21

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, for understanding the underlying reasons for the trends observed and for deciding whether changes are required in our credit policies.

VII -	Lease operations (as lessor)

When assets are subject to a finance lease, the present value of lease payments is recognized as a receivable in the consolidated balance sheet under Loan operations and Lease Operations.

Initial direct costs when incurred by ITAÚ UNIBANCO HOLDING are included in the initial measurement of the lease receivable, reducing the amount of income to be recognized over the lease period. Such initial costs usually include commissions and legal fees.

The recognition of interest income reflects a constant return rate on the net investment of ITAÚ UNIBANCO HOLDING and is recognized in the consolidated statement of income under Interest and similar income.

VIII-	Allowance for loan and lease losses

General

ITAÚ UNIBANCO HOLDING periodically assesses whether there is any objective evidence that a receivable or group of receivables is impaired. A receivable or group of receivables is impaired and there is a need for recognizing an impairment loss if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event (or events) has an impact on the estimated future cash flows that can be reliably estimated.

The allowance for loan and lease losses is recognized as probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the allowance for loan and lease losses includes Management's judgment and the use of estimates. The adequacy of the allowance is regularly analyzed by Management.

The criteria adopted by ITAÚ UNIBANCO HOLDING for determining whether there is objective evidence of impairment include the following:

•	default in principal or interest payment;
•	financial difficulties of the debtor and other objective evidence that results in the deterioration of the financial position of the debtor (for example, debt-to-equity ratio, percentage of net sales or other indicators obtained through processes adopted to monitor credit, particularly for retail portfolios);
•	breach of loan clauses or terms;
•	entering into bankruptcy;
•	loss of competitive position of the debtor.

The estimated period between the loss event and its identification is defined by Management for each identified portfolio of similar receivables. The periods adopted by Management are of twelve months, considering that the observed period for homogenous receivables portfolios vary, depending upon the specific portfolio, between nine and twelve months Management chose to use twelve months period as being the most representative, with those observed for portfolios of loans individually evaluated for impairment are at most 12 months, considering the review cycle for each credit.

F.22

Assessment

ITAÚ UNIBANCO HOLDING first assesses whether objective evidence of impairment exists for receivables that are individually significant, and individually or collectively for receivables that are not individually significant.

To determine the amount of the allowance for individually significant receivables with objective evidence of impairment, methodologies are used that consider both the quality of the client and the nature of the transaction, including its collateral, to estimate the cash flows expected from these loans.

If no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, the asset is included in a group of receivables with similar credit risk characteristics and collectively assessed for impairment. Receivables that are individually assessed for impairment and for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

For collectively assessed loans, the calculation of the present value of the estimated future cash flows for which there is collateral reflects the historical performance of the foreclosure and recovery of fair value, considering the cash flows that may arise from foreclosure less costs for obtaining and selling that collateral.

For the purpose of a collective evaluation of impairment, receivables are grouped on the basis of similar credit risk characteristics. The characteristics are relevant to the estimation of future cash flows for such receivables by being indicative of the debtors’ ability to pay all amounts due, according to the contractual terms of the receivables being evaluated. Future cash flows in a group of receivables that are collectively evaluated for purposes of identifying the need for recognizing impairment are estimated on the basis of the contractual cash flows of the group of receivables and historical loss experience for receivables with similar credit risk characteristics. The historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

For individually significant receivables with no objective evidence of impairment, ITAÚ UNIBANCO HOLDING classifies these loans into certain rating categories based on several qualitative and quantitative factors applied through internally developed models. Considering the size and the different risk characteristics of each contract, the rating category determined according to internal models can be reviewed and modified by our Corporate Credit Committee, the members of which are executives and officers in corporate credit risk. ITAÚ UNIBANCO HOLDING estimates inherent losses for each rating category considering an internally developed approach for low-default portfolios, that uses our historical experience for building internal models, that are used both to estimate the PD (probability of default) and to estimate the LGD (loss given default.)

To determine the amount of the allowance for individually non-significant items loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan and lease losses is determined for each of those classes through a process that considers historical delinquency and loan loss experience over the most recent years.

Measurement

The methodology used to measure the allowance for loan and lease losses was developed internally by the credit risk and finance areas at the corporate level. In those areas and considering the different characteristics of the portfolios, different areas are responsible for defining the methodology to measure the allowance for each: Corporate (including loan operations with objective evidence of impairment and individually significant loan operations but with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America. Each of the four portfolio areas responsible for defining the methodology to measure the allowance for loan and lease losses is further divided into groups, including groups that develop the methodology and groups that validate the methodology. A centralized group in the credit risk area is responsible for measuring the allowance on a recurring basis following the methodologies developed and approved for each of the four areas.

F.23

The methodology is based on two components to determine the amount of the allowance: The probability of default by the client or counterparty (PD), and the potential economic loss that may occur in the event of default, being the debt that cannot be recovered (LGD) which are applied to the outstanding balance of the loan. Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio. The estimated amounts of PD and LGD are measured based on statistical models that consider a significant number of variables which are different for each class and include, among others, income, equity, past loan experiences, level of indebtedness, economic sectors that affect collectability and other attributes of each counterparty and of the economic environment. These models are regularly updated for changes in economic and business conditions.

A model updating process is started when the modeling area identifies that it is not capturing significant effects of the changes of economic conditions, in the performance of the portfolio or when a change is made in the methodology for calculating the allowance for loan and lease losses. When a change in the model is made, the model is validated through back-testing and statistical methods are used to measure its performance through detailed analysis of its documentation, by describing step-by-step how the process is carried out. The models are validated by an area independent from the one developing it, by issuing a technical report on the assumptions used (integrity, consistency, and replicability of the bases) and on the mathematical methodology used. The technical report is subsequently submitted to CTAM (Model assessment technical committee), which is the highest level of approval of model reviews.

Considering the different characteristics of the loans at each of the four portfolio areas (Corporate (with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four portfolio areas. Management believes that the fact that different areas focus on each of the four portfolios results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio area in measuring the loan losses. Also considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

•	Corporate (with no evidence of impairment) - factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the customer’s accounting statements and the information obtained through frequent contacts with its officers, aiming at understanding the strategy and the quality of its management. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to the corporate credit portfolio outside Brazil.

•	Individuals – factors considered and inputs used are mainly the history of the customer relationship with us, and information available through credit bureaus (negative information).

•	Small/Medium Businesses – factors considered and inputs used include, in addition to the history of the customer relationship and credit bureau information about the customer’s revenues, industry expertise, and information about its shareholders and officers, among others.

•	Foreign Units – Latin America - considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the past due status and an internal rating of the customer as main factors.

F.24

Reversal, write-off, and renegotiation

If, in a subsequent period, the amount of the impairment loss decreases and the decrease is objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment is reversed. The amount of reversal is recognized in the consolidated statement of Income under Expense for allowance for loan and lease losses.

When a loan is uncollectible, it is written-off in the balance sheet under allowance for loan and lease losses. Write-off as losses occur after 360 days of credits have matured or after 540 days for loans with maturities over 36 months.

In almost all cases for loan products, renegotiated loans require at least one payment to be made under the renegotiated terms in order for it to be removed from nonperforming and nonaccrual status. Renegotiated loans return to nonperforming and nonaccrual status when they reach 60 days past due under the renegotiated terms, which typically corresponds to the borrower missing two or more payments.

IX-	Other financial assets

ITAÚ UNIBANCO HOLDING presents these assets, which composition is detailed in Note 20a, in the consolidated balance sheet initially at fair value and subsequently at amortized cost using the effective interest method.

Interest income is recognized in the consolidated statement of income under Interest and similar income.

X-	Financial liabilities at amortized cost

The financial liabilities that are not classified as at fair value through profit or loss are classified into this category and initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Interest expenses are presented in consolidated statement of income under Interest and similar expense.

The following financial liabilities are presented in the consolidated balance sheet and recognized at amortized cost:

•	Deposits. (See Note 17).
•	Securities sold under repurchase agreements (Note 2.4f).
•	Funds from interbank markets.
•	Funds from institutional markets.
•	Liabilities for capitalization plans.
•	Other financial liabilities (Note 20b).

h)	INVESTMENTS IN UNCONSOLIDATED COMPANIES

Unconsolidated companies (the term ITAÚ UNIBANCO HOLDING uses for associates under IAS 28) are those companies in which the investor has significant influence, but does not have control. Significant influence is usually presumed to exist when an interest in voting capital from 20% to 50% is held. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for on the equity method. Investments in unconsolidated companies include the goodwill identified upon acquisition, net of any cumulative impairment loss.

ITAÚ UNIBANCO HOLDING’s share in profits or losses of its unconsolidated companies after acquisition is recognized in the consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its unconsolidated companies is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an unconsolidated company is equal or above its interest in the unconsolidated company, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the unconsolidated company.

F.25

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its unconsolidated companies are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on unconsolidated companies are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING.

If the interest in the unconsolidated company decreases, but ITAÚ UNIBANCO HOLDING retains significant influence, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

Gains and losses from dilution arising from investments in unconsolidated companies are recognized in the consolidated statement of income.

I)	LEASE COMMITMENTS (as lessee)

As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements.

ITAÚ UNIBANCO HOLDING leases certain fixed assets. Leases of fixed assets, in which ITAÚ UNIBANCO HOLDING substantially holds all risks and rewards incidental to the ownership are classified as finance leases. They are capitalized on the commencement date of the leases at the lower of the fair value of the asset and the present value of the lease future minimum payments.

Each lease installment is allocated part to the liability and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. The corresponding obligations, net of future financial charges, are included in Other financial liabilities. The interest expense is recognized in the consolidated statement of income over the lease term, to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Fixed assets acquired through finance lease are depreciated over their useful lives.

Expenses of operating leases are recognized in the consolidated statement of income, on a straight-line basis, over the period of lease.

When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs.

j)	FIXED ASSETS

In accordance with IAS 16 – Property, plant and equipment, fixed assets are recognized at the cost of acquisition less accumulated depreciation, calculated using the straight-line method and rates based on the estimated useful lives of these assets. Such rates are presented in Note 15.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. If such indications are identified, fixed assets are tested for impairment. In accordance with IAS 36 – Impairment of assets, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset (or group of assets), in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined.

ITAÚ UNIBANCO HOLDING in the period ended December 31, 2012, did not recognize any impairment losses related to fixed assets. (At December 31, 2011, we recognized impairment losses of R$ 15).

Gains and losses on disposals of fixed assets are recognized in the consolidated statement of income under Other income or General and administrative expenses.

F.26

k)	GOODWILL

In accordance with IFRS 3 (R) – “Business Combinations”, goodwill may arise on an acquisition and represents the excess of the consideration transferred plus non-controlling interest over the net fair value of the net identifiable assets and contingent liabilities of the acquiree. Goodwill is not amortized, but its recoverable amount is tested for impairment annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

As defined in IAS 36, a cash-generating unit is the lowest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination.

IAS 36 determines that an impairment loss shall be recognized for a cash-generating unit if the recoverable amount of the cash-generating unit is less than its carrying amount. The loss shall be allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit on a pro rata basis applied to the carrying amount of each asset. The loss cannot reduce the carrying amount of an asset below the higher of its fair value less costs to sell and its value in use. The impairment loss of goodwill cannot be reversed. At December 31, 2012 and December 31, 2011, ITAÚ UNIBANCO HOLDING did not have any goodwill balance in our consolidated financial statements.

Goodwill of unconsolidated companies is reported as part of investment in the consolidated balance sheet under Investments in unconsolidated companies, and the impairment test is carried out in relation to the total balance of the investments (including goodwill).

l)	INTANGIBLE ASSETS

Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.

Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.

ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. In accordance with IAS 36, impairment losses are recognized as the difference between the carrying and the recoverable amount of an asset (or group of assets), and recognized in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing an impairment, assets are grouped into the minimum level for which cash flows can be identified. The assessment can be made at an individual asset level when the fair value less its cost to sell can be determined reliably.

In the period ended December 31, 2012, ITAÚ UNIBANCO HOLDING recognized impairment losses in the amount of R$ 7 (R$ 30 at December 31, 2011), related to the association for the promotion and offer of financial products and services, caused by results below expectations.

As set forth in IAS 38, ITAÚ UNIBANCO HOLDING elected the costing model to measure its intangible assets after its initial recognition.

F.27

m)	ASSETS HELD FOR SALE

Assets held for sale are recognized in the balance sheet when they are actually repossessed or there is intention to sell. These assets are initially recorded at their fair value.

Subsequent reductions in the carrying value of the asset are recorded as a loss due to decreases in fair value less costs to sell, in the consolidated statement of income under General and administrative expenses. In the case of recovery of the fair value less cost to sell, the recognized losses can be reversed.

n)	INCOME TAX AND SOCIAL CONTRIBUTION

There are two components of the provision for income tax and social contribution: current and deferred.

Current income tax expense approximates taxes to be paid or recovered for the applicable period. Current assets and liabilities are recorded in the balance sheet under Tax assets – income tax and Social contribution credits and Tax liabilities – current, respectively.

Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The tax benefit of tax loss carryforwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offset. Deferred tax assets and liabilities are recognized in the balance sheet under Tax assets – Income tax and social contribution – Deferred and Tax liabilities – Income tax and social contribution - Deferred, respectively.

Income tax and social contribution expense is recognized in the consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: deferred tax on fair value measurement of available-for-sale financial assets, and tax on cash flow hedges. Deferred taxes of such items are initially recognized in other comprehensive income and subsequently recognized in Income together with the recognition of the gain/loss originally deferred.

Changes in tax legislation and rates are recognized in the consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Income tax and social contribution are calculated at the rates shown below, considering the respective taxable bases, based on the current legislation related to each tax, which in the case of the operations in Brazil are for all the reporting periods as follows:

12/31/2012
Income tax	15%
Additional income tax	10%
Social contribution (*)	15%

(*) For non-financial operations consolidated in the financial statements the social contribution rate regards 9%.

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a two-phased approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained. The benefit amount is then measured to be the highest tax benefit which probability of realization is over 50%.

F.28

o)	INSURANCE CONTRACTS AND PRIVATE PENSION

IFRS 4 – “Insurance contracts” defines insurance contracts as contracts under which the issuer accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it.

ITAÚ UNIBANCO HOLDING, through its subsidiaries, issues contracts to clients that have insurance risks, financial risks or a combination of both. A contract under which ITAÚ UNIBANCO HOLDING accepts significant insurance risks from its clients and agrees to compensate them upon the occurrence of a specified uncertain future event is classified as an insurance contract. The insurance contract may also transfer a financial risk, but is accounted for as an insurance contract, should the insurance risk be significant.

As permitted by IFRS 1, upon adoption of IFRS for the first time, ITAÚ UNIBANCO HOLDING elected not to change its accounting policies for insurance contracts, which follow accounting practices adopted in Brazil (“BRGAAP”).

Investment contracts are those that transfer a significant financial risk. Financial risk is the risk of a future change in one or more variables, such as interest rate, price of financial assets, price of commodities, foreign exchange rate, index of prices or rates, credit risk rating, credit index or other variable.

Investment contracts may be reclassified as insurance contracts after their initial classification, should the insurance risk become significant.

Investment contracts with discretionary participation features are financial instruments, but they are treated as insurance contracts, as established by IFRS 4.

Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired.

Note 30 presents a detailed description of all products classified as insurance contracts.

Private pension plans

In accordance with IFRS 4, an insurance contract is one that exposes its issuer to a significant insurance risk. An insurance risk is significant only if the insurance event could cause an issuer to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts.

The payment of additional benefits is considered significant in all scenarios with commercial substance, since survival of the beneficiary may exceed the survival estimates in the actuarial table used to define the benefit agreed in the contract. The option of conversion into a fixed amount to be paid for the life of the beneficiary is not available. All contracts give the right to the counterparty to choose a life annuity benefit.

Insurance premiums

Insurance premiums are recognized over the period of the contracts in proportion to the amount of the insurance coverage. Insurance premiums are recognized as income in the consolidated statement of income.

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

F.29

Reinsurance

Reinsurance premiums are recognized over the same period in which the related insurance premiums are recognized in the consolidated statement of income.

In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance.

Reinsurance assets are valued according to consistent basis of risk assignment contracts, and in the event of losses effectively paid are revalued after 365 days elapse in relation to the possibility of non-recovery of such losses. In the event of doubt, these assets are reduced based on the provision recognized for credit risk associated to reinsurance.

Acquisition Costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs, except for the commissions paid to brokers and others, are expensed directly in income as incurred. Commissions, on the other hand, are deferred and expensed in proportion to the recognition of the premium revenue, i.e. over the period of the corresponding insurance contract.

Liabilities

Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Expenses related to recognition of liabilities for insurance contracts are recognized in the consolidated statement of income under Change in reserves for insurance and private pension.

Embedded derivatives

ITAÚ UNIBANCO HOLDING analyzes all contracts in order to check for any embedded derivates. In the cases where these derivatives meet the definition of insurance contracts on their own, we do not separate them. We have not identified any embedded derivatives in our insurance contracts, which may be separated or measured at fair value in accordance with IFRS 4 requirements.

Liability adequacy test

IFRS 4 requires that the insurance companies analyze the adequacy of their insurance liabilities in each reporting period through a minimum adequacy test. The liability adequacy test for IFRS was conducted by adopting the current actuarial assumptions for future cash flows of all insurance contracts in force on the balance sheet date.

As a result of this test, if the assessment shows that the carrying amount of the insurance liabilities (less related deferred acquisition costs of contracts and related intangible assets) is lower than the value of the estimated future cash flows, any identified deficiency (after recording the deferred acquisition costs and intangible assets related to deficit portfolios, in compliance with the accounting policy) will have to be recognized in income for the period. In order to perform the adequacy test, insurance contracts are grouped in portfolios that are broadly subject to similar risks and which risks are jointly managed as a single portfolio.

The assumptions used to conduct the liability adequacy test are detailed in Note 30.

F.30

p)	CAPITALIZATION PLANS

ITAÚ UNIBANCO HOLDING sells capitalization certificates, in which clients deposit specific amounts, depending on the plan, which are redeemable at the original amount plus interest. Clients enter, during the term of the plan, into raffles of cash prizes.

While for regulatory purposes in Brazil they are regulated by the insurance regulator, these plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IAS 39.

Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

q)	EMPLOYEE BENEFITS

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income as an integral part of general and administrative expenses, when incurred. Those contributions totaled R$ 1,488 from January 1 to December 31, 2012 (R$ 1,429 from January 1 to December 31, 2011).

Additionally, ITAÚ UNIBANCO HOLDING also sponsors defined benefit plans and defined contribution plans, accounted for pursuant to IAS 19 – “Employee benefits”.

Pension plans - Defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian government securities denominated in reais and with maturity periods similar to the term of the pension plan liabilities.

Actuarial gains and losses are fully recognized in income in the period in which they arise under General and administrative expenses – retirement plans and post-employment benefits.

The following amounts are recognized in the consolidated income of statement:

•	the expected return on plan assets, and gains or losses corresponding to the difference between expected and effective returns;
•	actuarial gains and losses that are defined as those that result from differences between the previous actuarial assumptions and what has actually occurred and include the effects of changes in actuarial assumptions;
•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;
•	past service cost – representing the change in the present value of defined benefit obligations caused by employee services in prior periods and that affect the current period.
•	interest cost – defined as the increase during the year in the present value of obligations which arises from the passage of time.

In accordance with IAS 19, a curtailment is an event that significantly decreases the years of future service by current employees or that eliminates or reduces, for a significant number of employees, the qualification for benefits for all or part of future services. Settlement is a transaction in which an irrevocable action relieves the employer (or plan) of the primary responsibility for a pension or post-retirement benefit and therefore eliminates significant risks related to the obligation and to the related assets.

F.31

A gain or loss in the curtailment of the plan is the sum of two elements: (a) The recognition in income of deferred past service cost associated with the years of service that no longer will have to be provided, and (b) change in the projected benefit obligation. If the curtailment causes the reduction of the defined benefit obligation, the result will be a curtailment gain. If the curtailment causes the increase of the defined benefit obligation, the result will be a curtailment loss.

Upon a settlement, a gain or loss will be recognized.

Pension plans - Defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING are recognized as an expense when due.

Other Post-Employment Benefit Obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING is committed as per the acquisition contracts to maintain such benefits over specific periods. Such benefits are also accounted for in accordance with IAS 19, in a manner similar to defined benefit plans.

r)	STOCK-BASED COMPENSATION

Stock-based compensation is accounted for in accordance with IFRS 2 - “Share-based payment” which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period of the right to exercise the instruments.

The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period.) The fulfillment of on-market vesting conditions is included in the assumptions about the number of options that are expected to be exercised. At the end of each period, ITAÚ UNIBANCO HOLDING revises its estimates of the number of options that are expected to be exercised based on non-market vesting conditions. It recognizes the impact of the revision of the original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to stockholders’ equity.

When the options are exercised, the ITAÚ UNIBANCO HOLDING treasury shares are generally delivered to the beneficiaries.

The fair value of stock options is estimated by using option pricing models that take into account the exercise price of the option, the current stock price, the risk-free interest rate, the expected volatility of the stock price and the life of the option.

All stock based compensation plans established by ITAÚ UNIBANCO HOLDING correspond to plans that can be settled exclusively through the delivery of shares.

s)	FINANCIAL GUARANTEES

In accordance with IAS 39, the issuer of a financial guarantee contract has an obligation and should recognize it initially at its fair value. Subsequently, this obligation should be measured at: (i) the amount initially recognized less accumulated amortization and (ii) the amount determined pursuant to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, whichever is higher.

ITAÚ UNIBANCO HOLDING recognizes the fair value of the guarantees issued in the consolidated balance sheet under Other liabilities. Fair value is generally represented by the fee charged to client for issuing the guarantee. This amount at the issuance date is amortized over the life of the guarantee issued and recognized in the consolidated statement of income under Banking Service Fees.

After issuance, if based on the best estimate ITAÚ UNIBANCO HOLDING concludes that the occurrence of a loss regarding a guarantee issued is probable, and if the loss amount is higher than the initial fair value less cumulative amortization of the guarantee, a provision is recognized for such amount.

F.32

t)	PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

These are assessed, recognized and disclosed in accordance with IAS 37. Contingent assets and contingent liabilities are rights and obligations arising from past events for which materialization depends on future events.

Contingent assets are not recognized in the consolidated financial statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain which, generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability.

Contingent liabilities mainly arise from administrative proceedings and lawsuits, inherent in the ordinary course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, and tax and social security claims.

These contingencies are evaluated based on the Management’s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources are required to settle the obligations and the amounts can be estimated with reasonable certainty.

Contingent losses are classified as:

•	probable: in which liabilities are recognized in the consolidated balance sheet under Provisions;
•	possible: in which case they are disclosed in the financial statements but no provision is recorded;
•	remote: which require neither a provision nor disclosure.

Contingent liabilities recorded under Provisions and those disclosed as possible are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 32.

The amount of court escrow deposits is adjusted in accordance with current legislation.

Contingent liabilities guaranteed by indemnity clauses provided by third parties, such as in business combinations carried out before the transition date to IFRS, are recognized when a claim is asserted, and a receivable is recognized simultaneously subject to its collectability. For business combinations carried out after the transition date, indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to collectability or contractual limitations on the indemnified amount.

u)	CAPITAL

Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes.

v)	TREASURY SHARES

Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price.

Shares that are subsequently sold, such as those sold to grantees under our stock option plan, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date.

F.33

w)	DIVIDENDS AND INTEREST ON CAPITAL

Pursuant to the Company's bylaws, stockholders are entitled to a mandatory minimum dividend of 25% of net income for the year, as determined in accordance with the corporate law. Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as liabilities, when approved by the stockholders at a Stockholder´s Meeting. Since January 1, 1996, Brazilian companies have been permitted to attribute a tax-deductible nominal interest rate charge on net equity (called interest on capital.)

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. The related tax benefit is recorded in the consolidated statement of income.

Dividends have been and continue to be calculated and paid based on the financial statements prepared under BRGAAP and not based on these consolidated financial statements prepared under IFRS.

x)	EARNINGS PER SHARE

Earnings per share are computed by dividing net income attributable to the owners of ITAÚ UNIBANCO HOLDING by the weighted average number of common and preferred shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

Earnings per share are presented based on the two types of shares issued by ITAÚ UNIBANCO HOLDING. Both types, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$ 0.022 per share. Earnings per share are computed based on the distributed earnings (dividends and interest on capital) and undistributed earnings of ITAÚ UNIBANCO HOLDING after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as if all earnings were distributed and computed following the requirements of IAS 33 – Earnings per share.

ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds (funds to be received upon exercise of the stock options and the amount of compensation cost attributed to future services and not yet recognized) were used to purchase shares of ITAÚ UNIBANCO HOLDING.

y)	REVENUE FROM SERVICES

ITAÚ UNIBANCO HOLDING provides a number of services to its clients, such as investment management, credit card, investment banking services and certain commercial banking services.

Services related to current accounts are offered to clients either in the format of packages or individually. These revenues are recognized when such services are provided.

Revenue from certain services such as fees from funds management, performance, collection for retail clients, custody, and those related to credit cards is recognized over the life of the related contracts on a straight-line basis.

The breakdown of the banking service fees is detailed in Note 24.

F.34

z)	SEGMENT INFORMATION

IFRS 8 – “Operating Segments” requires that operating segments are disclosed consistently with information provided to the chief operating decision maker, who is the person or group of persons that allocates resources to the segments and assesses their performance. ITAÚ UNIBANCO HOLDING considers that its Executive Board is the chief operating decision maker.

ITAÚ UNIBANCO HOLDING has four reportable segments: (i) Commercial Bank, (ii) Itaú BBA, (iii) Consumer Credit, and (iv) Activities with the Market + Corporation.

Segment information is presented in Note 34.

aa)	TRANSACTIONS WITH NON-CONTROLLING STOCKHOLDERS

IAS 27 – “Consolidated and Separate Financial Statements” establishes that changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity.

F.35

NOTE 3 - BUSINESS DEVELOPMENT

a)	BSF Holding S.A.

On April 14, 2011, Itaú Unibanco Holding S.A. entered into a sale and purchase agreement for the purchase and sale of shares with Carrefour Comércio e Indústria Ltda. (“Carrefour”) to acquire 49% of BSF Holding S.A. (“Banco Carrefour”), the entity responsible for the offer and distribution, on an exclusive basis, of financial, insurance and private pension products and services in the distribution channels of Carrefour Brazil operated under the “Carrefour” brand in Brazil. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 23, 2012 and to the transfer of shares of BSF to Itaú Unibanco Holding S.A., which was carried out on May 31, 2012.

Since May 31, 2012 we have accounted for this interest in BSF under the equity method (Note 13) and as transactions with related parties (Note 35).

In the first half of 2013, we will complete the final allocation of the difference between the amount paid for BSF and the interest in its net assets at fair value.

b)	FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento (“FAI”)

On August 9, 2012, ITAÚ UNIBANCO HOLDING S.A. informed that conclusion its partnership with LOJAS AMERICANAS S.A. (“LASA”), entered into in 2005, for the offering, distribution and sale, on an exclusive basis by FAI (entity jointly controlled by ITAÚ UNIBANCO HOLDING S.A. and LASA), of financial, insurance and pension plan products and services to customers of LASA and its affiliated companies.

As a consequence of said termination, ITAÚ UNIBANCO HOLDING S.A. and LASA entered into, on that date, a purchase agreement and other covenants under which LASA has agreed (i) to sell to ITAÚ UNIBANCO HOLDING S.A. the total interest it holds in the capital of FAI for the approximate amount of R$ 83 million; and (ii) to acquire the operating right held by FAI with respect to the offering, distribution and sale, on an exclusive basis, of financial products and services through the distribution channels of LASA and/or its affiliates, at the approximate amount of R$ 112 million. The completion of the transaction was subject to approval of the Central Bank of Brazil, which was obtained on December 27, 2012.

As a result of this transaction, FAI is no longer an entity controlled jointly by ITAÚ UNIBANCO HOLDING S.A. and LASA, becoming a whole-owned subsidiary of ITAÚ UNIBANCO HOLDING S.A.. At December 31, 2012 the balance of FAI’s balance sheet accounts were fully consolidated; the net income for 2012, however, was partially consolidated.

In 2013 we will complete the final appropriation of the difference between the amount paid by FAI and the interest in its net assets at fair value.

F.36

c)	Redecard

On September 24, 2012, ITAÚ UNIBANCO HOLDING S.A. completed the auction of the Tender Public Offer (OPA) to cancel Redecard’s listed company register, pursuant to the OPA call notice published on August 23, 2012.

As a result of the auction, ITAÚ UNIBANCO HOLDING S.A. purchased, through its non-financial subsidiary Banestado Participações, Administração e Serviços Ltda., 298,989,237 common shares issued by Redecard, representing 44.4% of its capital, and now it holds 635,474,593 common shares, representing 94.4% of its capital. The shares were purchased for the unit price of R$ 35.00, totaling R$ 10,469.

With the purpose of completing the purchase of the remaining minority interest, ITAÚ UNIBANCO HOLDING acquired, by way of its subsidiary Banestado Participações, Administração e Serviços Ltda., 36,423,856 common shares (24,207,582 shares in October 2012; 9,893,659 shares in November 2012; and 2,322,615 shares in December 2012) for the amount, offered at the OPA of September 24, 2012, of R$ 35.00, plus SELIC variation for the period, redeemed 999,884 common shares and canceled 72,372 treasury shares, thus increasing its interest in the capital, from 94.4% to 100.0%, totaling the amount of R$ 1,283 (including fees and brokerage).

On October 18, 2012, the Brazilian Securities and Exchange Commission (CVM) cancelled Redecard’s registration as a publicly-held company.

Changes in stockholders’ equity of ITAÚ UNIBANCO HOLDING S.A., due to the purchase of shares from non-controlling stockholders of Redecard, are shown below:

2012

Effect of change in interest	(11,151)
Recognition of deferred income tax on temporary difference (*)	3,791
Decrease in stockholders’ equity due to the purchase of Redecard’s shares	(7,360)

(*) For non-financial subsidiaries, tax rate of Income Tax and Social Contribution is 34%.

d)	Association with Banco BMG S.A.

On July 9, 2012 ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. ("BMG"), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The association is subject to the approval of the Central Bank of Brazil.

F.37

NOTE 04 - CASH AND CASH EQUIVALENTS

For purposes of consolidated statements of cash flows, Cash and Cash Equivalents in this note comprises the following items:

	12/31/2012	12/31/2011
Cash and deposits on demand	13,967	10,668
Interbank deposits	14,347	18,921
Securities purchased under agreements to resell	17,476	8,516
Total	45,790	38,105

Amounts related to interbank deposits and securities purchased under agreements to resell not included in cash equivalent are R$ 9,479 (R$ 8,900 at December 31, 2011) and R$ 145,261 (R$ 83,732 at December 31, 2011), respectively.

NOTE 05 - CENTRAL BANK COMPULSORY DEPOSITS

	12/31/2012	12/31/2011
Non-interest bearing deposits	6,448	5,730
Interest-bearing deposits	57,253	92,323
Total	63,701	98,053

NOTE 06 - INTERBANK DEPOSITS AND SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

	12/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total
Interbank deposits	23,430	396	23,826	25,384	2,437	27,821
Securities purchased under agreements to resell (*)	162,558	179	162,737	92,248	-	92,248
Total	185,988	575	186,563	117,632	2,437	120,069

(*) The amounts of R$ 9,106 (R$ 7,046 at December 31, 2011) are pledged in guarantee of operations on BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros the amounts of R$ 116,922 (R$ 49,701 at December 31, 2011) are pledged in guarantee of repurchase agreement transactions, in conformity with the policies described in Note 2.4f.

F.38

NOTE 07 – FINANCIAL ASSETS HELD FOR TRADING AND DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	12/31/2012				12/31/2011
	Cost/ Amortized	Unrealized results			Cost/ Amortized	Unrealized results
	cost	Gain	Loss	Fair value	cost	Gain	Loss	Fair value
Investment funds	1,422	47	(1)	1,468	1,326	35	(22)	1,339
Brazilian government securities (1a)	110,999	212	(5)	111,206	93,914	184	(184)	93,914
Brazilian external debt bonds	1,250	39	(3)	1,286	868	42	-	910
Government securities – abroad (1b)	860	16	(4)	872	787	28	(13)	802
Argentina	105	5	(4)	106	226	12	(13)	225
United States	335	10	-	345	280	12	-	292
Mexico	224	1	-	225	201	4	-	205
Chile	108	-	-	108	50	-	-	50
Uruguai	33	-	-	33	27	-	-	27
Colombia	34	-	-	34	3	-	-	3
Other	21	-	-	21	-	-	-	-
Corporate securities (1c)	30,613	185	(114)	30,684	24,965	84	(125)	24,924
Shares	2,777	137	(99)	2,815	2,325	69	(97)	2,297
Securitized real estate loans	21	-	-	21	23	1	-	24
Bank deposit certificates	2,933	-	-	2,933	7,820	-	-	7,820
Debentures	4,629	8	(1)	4,636	3,525	2	(1)	3,526
Eurobonds and other	1,587	39	(14)	1,612	1,446	12	(27)	1,431
Financial credit bills	18,440	1	-	18,441	8,973	-	-	8,973
Promissory notes	20	-	-	20	290	-	-	290
Other	206	-	-	206	563	-	-	563
TOTAL	145,144	499	(127)	145,516	121,860	373	(344)	121,889

(1) Assets held for trading pledged as collateral of funding transactions of financial institutions and clients were: a) R$ 1,881 (R$ 12,010 at December 31, 2011), b) (R$ 84 at December 31, 2011) and c) R$ 467 (R$ 48 at December 31, 2011), totaling R$ 2,348 (R$ 12,142 at December 31, 2011).

F.39

Realized and unrealized gains and losses

	01/01 to 12/31/2012	01/01 to 12/31/2011
Financial assets held for trading
Gains	4,808	2,995
Losses	(1,609)	(2,559)
Total	3,199	436

The cost/amortized cost and fair value of financial assets held for trading by maturity are as follows:

	12/31/2012		12/31/2011
	Cost/ Amortized cost	Fair value	Cost/ Amortized cost	Fair value
Current	32,225	32,334	37,701	37,706
Non-stated maturity	4,199	4,284	3,650	3,635
Up to one year	28,026	28,050	34,051	34,071
Non-current	112,919	113,182	84,159	84,183
From one to five years	85,418	85,581	72,064	72,088
From five to ten years	17,878	17,934	8,570	8,550
After ten years	9,623	9,667	3,525	3,545
TOTAL	145,144	145,516	121,860	121,889

Financial assets held for trading include assets with a fair value of R$ 75,146 (R$ 57,734 at December 31, 2011) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

F.40

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	12/31/2012
	Cost/ Amortized	Unrealized results
	cost	Gain	Loss	Fair value
Brazilian external debt bonds	217	3	-	220

	12/31/2011
	Cost/ Amortized	Unrealized results
	cost	Gain	Loss	Fair value
Brazilian external debt bonds	182	4	-	186

Realized and unrealized gains and losses

	01/01 to 12/31/2012	01/01 to 12/31/2011
Designated at fair value through profit or loss
Gain	17	20
Total	17	20

The cost or amortized cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	12/31/2012		12/31/2011
	Cost/ Amortized cost	Fair value	Cost/ Amortized cost	Fair value
Non-current	217	220	182	186
After ten years	217	220	182	186

F.41

NOTE 08 – DERIVATIVES

ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures - Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards - Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash.

Swaps - Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts.

Options - Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 4,424 (R$ 8,225 at 12/31/2011) and was basically comprised of government securities.

F.42

The following table shows the composition of derivatives by index:

	Off-Balance Sheet Notional amount	Amortized cost	Gains / (Losses)	Fair value
	12/31/2012	12/31/2012	12/31/2012	12/31/2012
Futures contracts	537,449	46	(69)	(23)
Purchase commitments	349,872	47	-	47
Foreign currency	15,013	29	-	29
Interbank market	289,816	11	-	11
Indices	38,012	6	-	6
Securities	6,731	-	-	-
Commodities	294	1	-	1
Other	6	-	-	-
Commitments to sell	187,577	(1)	(69)	(70)
Foreign currency	58,848	2	(68)	(66)
Interbank market	107,854	(5)	-	(5)
Indices	13,429	2	(1)	1
Securities	7,196	-	-	-
Commodities	250	-	-	-
Swap contracts		(906)	(476)	(1,382)
Asset position	130,949	2,131	1,555	3,686
Foreign currency	12,851	518	140	658
Interbank market	44,778	366	(7)	359
Fixed rate	35,527	444	379	823
Floating rate	4,742	13	4	17
Indices	32,492	741	1,011	1,752
Securities	559	49	25	74
Other	-	-	3	3
Liability position	131,855	(3,037)	(2,031)	(5,068)
Foreign currency	14,899	(860)	(227)	(1,087)
Interbank market	28,081	(89)	24	(65)
Fixed rate	45,070	(735)	(444)	(1,179)
Floating rate	6,652	(54)	(4)	(58)
Indices	36,526	(1,184)	(1,410)	(2,594)
Securities	569	(115)	30	(85)
Commodities	28	-	-	-
Other	30	-	-	-
Option contracts	2,027,095	(168)	(207)	(375)
Purchase commitments – long position	525,476	428	(202)	226
Foreign currency	15,634	227	(109)	118
Interbank market	80,332	57	(55)	2
Floating rate	174	1	(1)	-
Indices	428,463	125	(46)	79
Securities	632	7	13	20
Commodities	200	11	(4)	7
Other	41	-	-	-
Commitments to sell – long position	578,535	1,058	622	1,680
Foreign currency	12,098	130	(16)	114
Interbank market	20,343	125	100	225
Floating rate	923	1	-	1
Indices	541,676	614	478	1,092
Securities	3,054	165	37	202
Commodities	109	11	(3)	8
Other	332	12	26	38
Purchase commitments – short position	296,683	(473)	263	(210)
Foreign currency	11,990	(212)	91	(121)
Interbank market	45,296	(47)	46	(1)
Indices	238,695	(195)	139	(56)
Securities	592	(7)	(17)	(24)
Commodities	84	(12)	5	(7)
Other	26	-	(1)	(1)
Commitments to sell – short position	626,401	(1,181)	(890)	(2,071)
Foreign currency	9,379	(178)	6	(172)
Interbank market	117,429	(143)	(322)	(465)
Indices	497,633	(668)	(513)	(1,181)
Securities	1,455	(168)	(38)	(206)
Commodities	173	(12)	3	(9)
Other	332	(12)	(26)	(38)

F.43

	Off-Balance Sheet Notional amount	Amortized cost	Gains / (Losses)	Fair Value
	12/31/2012	12/31/2012	12/31/2012	12/31/2012
Forward operations (onshore)	23,641	1,227	10	1,237
Purchases receivable	4,103	1,170	(3)	1,167
Foreign currency	3,116	185	(3)	182
Fixed rate	727	727	-	727
Floating rate	258	258	-	258
Commodities	2	-	-	-
Purchases payable	5,894	(1,077)	13	(1,064)
Foreign currency	5,759	(82)	13	(69)
Fixed rate	-	(727)	-	(727)
Floating rate	-	(258)	-	(258)
Commodities	135	(10)	-	(10)
Sales receivable	12,054	2,368	(5)	2,363
Foreign currency	6,788	107	(3)	104
Interbank market	2,908	7	-	7
Fixed rate	868	891	(1)	890
Floating rate	395	396	(1)	395
Indices	5	5	-	5
Securities	961	951	(2)	949
Commodities	129	11	2	13
Sales deliverable	1,590	(1,234)	5	(1,229)
Foreign currency	1,558	(58)	4	(54)
Fixed rate	-	(779)	-	(779)
Floating rate	-	(396)	1	(395)
Commodities	32	(1)	-	(1)
Credit derivatives	6,198	630	8	638
Asset position	3,150	734	(6)	728
Fixed rate	2,307	734	(12)	722
Securities	650	-	5	5
Other	193	-	1	1
Liability position	3,048	(104)	14	(90)
Fixed rate	2,810	(104)	20	(84)
Securities	232	-	(6)	(6)
Other	6	-	-	-
Forwards operations (offshore)	39,875	(47)	80	33
Asset position	18,969	315	64	379
Foreign currency	18,522	305	64	369
Floating rate	410	8	-	8
Indices	25	2	-	2
Securities	12	-	-	-
Liability position	20,906	(362)	16	(346)
Foreign currency	20,890	(362)	16	(346)
Interbank market	14	-	-	-
Indices	2	-	-	-
Swap with USD check	1,087	(1)	(41)	(42)
Asset position – Interbank market	543	-	-	-
Liability position - Interbank market	544	(1)	(41)	(42)
Foreign currency	479	(1)	(40)	(41)
Interbank market	65	-	(1)	(1)
Check of swap – Asset position - Foreign currency	547	-	35	35
Other derivative financial instruments	6,677	276	131	407
Asset position	5,493	1,291	42	1,333
Foreign currency	485	104	5	109
Fixed rate	1,633	776	40	816
Floating rate	285	262	-	262
Securities	2,994	149	(4)	145
Other	96	-	1	1
Liability position	1,184	(1,015)	89	(926)
Foreign currency	179	(92)	94	2
Fixed rate	-	(637)	2	(635)
Floating rate	-	(286)	(1)	(287)
Securities	819	-	(5)	(5)
Other	186	-	(1)	(1)
	ASSETS	9,495	2,102	11,597
	LIABILITIES	(8,438)	(2,631)	(11,069)
	TOTAL	1,057	(529)	528

Derivative contracts mature as follows (in days):
Off-Balance Sheet – Notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2012
Futures	107,856	116,709	147,543	165,341	537,449
Swaps	14,159	29,218	21,019	64,422	128,818
Options	1,000,052	97,773	420,582	508,688	2,027,095
Forwards (onshore)	7,057	9,140	3,512	3,932	23,641
Credit derivatives	224	1,806	154	4,014	6,198
Forwards (offshore)	11,037	22,537	4,186	2,115	39,875
Swaps with USD check	-	-	-	543	543
Check of swap	-	-	-	547	547
Other	132	1,498	710	4,337	6,677

F.44

The following table shows the composition of derivatives by index:

	Off-Balance Sheet Notional amount	Amortized cost	Gains / (Losses)	Fair value
	12/31/2011	12/31/2011	12/31/2011	12/31/2011
Futures contracts	268,806	75	(49)	26
Purchase commitments	251,094	75	19	94
Foreign currency	59,087	(1)	12	11
Interbank market	144,154	1	-	1
Indices	41,365	75	7	82
Securities	6,338	-	-	-
Commodities	122	-	-	-
Other	28	-	-	-
Commitments to sell	17,712	-	(68)	(68)
Foreign currency	15,796	-	(63)	(63)
Interbank market	52	-	-	-
Indices	1,106	-	-	-
Securities	230	-	(3)	(3)
Commodities	513	-	(2)	(2)
Other	15	-	-	-
Swap contracts		72	(120)	(48)
Asset position	94,806	2,155	595	2,750
Foreign currency	9,883	605	7	612
Interbank market	39,936	545	50	595
Fixed rate	16,808	227	241	468
Floating rate	3,809	3	-	3
Indices	23,995	739	312	1,051
Securities	28	23	(26)	(3)
Commodities	3	-	-	-
Other	344	13	11	24
Liability position	94,734	(2,083)	(715)	(2,798)
Foreign currency	11,171	(608)	22	(586)
Interbank market	24,958	(100)	10	(90)
Fixed rate	21,733	(325)	(301)	(626)
Floating rate	6,144	(133)	2	(131)
Indices	29,225	(816)	(477)	(1,293)
Securities	112	(85)	34	(51)
Commodities	108	(1)	(4)	(5)
Other	1,283	(15)	(1)	(16)
Option contracts	1,108,517	576	(739)	(163)
Purchase commitments – long position	237,863	1,122	(373)	749
Foreign currency	17,481	887	(289)	598
Interbank market	36,911	65	(36)	29
Floating rate	278	1	(1)	-
Indices	181,517	124	(58)	66
Securities	1,162	31	11	42
Commodities	501	14	-	14
Other	13	-	-	-
Commitments to sell – long position	354,697	1,457	237	1,694
Foreign currency	7,635	149	(41)	108
Interbank market	27,212	293	(49)	244
Fixed rate	2	-	1	1
Floating rate	218	1	-	1
Indices	315,903	915	(2)	913
Securities	2,821	82	317	399
Commodities	768	14	-	14
Other	138	3	11	14
Purchase commitments – short position	174,398	(778)	47	(731)
Foreign currency	10,325	(454)	(97)	(551)
Interbank market	23,954	(47)	11	(36)
Indices	139,248	(258)	144	(114)
Securities	795	(15)	(13)	(28)
Commodities	65	(4)	2	(2)
Other	11	-	-	-
Commitments to sell – short position	341,559	(1,225)	(650)	(1,875)
Foreign currency	10,757	(309)	113	(196)
Interbank market	35,433	(178)	(239)	(417)
Fixed rate	2	-	(1)	(1)
Indices	293,394	(647)	(197)	(844)
Securities	1,636	(79)	(316)	(395)
Commodities	197	(9)	1	(8)
Other	140	(3)	(11)	(14)

F.45

	Off-Balance Sheet Notional amount	Amortized cost	Gains / (Losses)	Fair Value
	12/31/2011	12/31/2011	12/31/2011	12/31/2011
Forwards operations (onshore)	17,248	1,092	(31)	1,061
Purchases receivable	8,702	921	(62)	859
Foreign currency	7,883	623	(62)	561
Interbank market	520	-	-	-
Fixed rate	-	35	-	35
Floating rate	262	262	-	262
Commodities	37	1	-	1
Purchases payable	1,351	(324)	(9)	(333)
Foreign currency	1,218	(43)	(8)	(51)
Floating rate	-	(262)	-	(262)
Commodities	131	(19)	(1)	(20)
Other	2	-	-	-
Sales receivable	2,230	1,013	7	1,020
Foreign currency	1,181	24	9	33
Interbank market	48	1	-	1
Fixed rate	148	148	(1)	147
Floating rate	110	110	-	110
Securities	731	726	(1)	725
Commodities	12	4	-	4
Sales deliverable	4,965	(518)	33	(485)
Foreign currency	4,905	(342)	32	(310)
Fixed rate	-	(54)	-	(54)
Floating rate	-	(110)	-	(110)
Commodities	60	(12)	1	(11)
Credit derivatives	6,598	153	351	504
Asset position	3,406	242	368	610
Foreign currency	117	-	1	1
Fixed rate	1,858	226	354	580
Floating rate	-	5	11	16
Indices	-	11	(1)	10
Securities	1,430	-	3	3
Other	1	-	-	-
Liability position	3,192	(89)	(17)	(106)
Fixed rate	2,900	(89)	(8)	(97)
Securities	292	-	(9)	(9)
Forwards operations (offshore)	31,285	69	56	125
Asset position	16,257	421	30	451
Foreign currency	15,862	415	30	445
Interbank market	19	-	-	-
Floating rate	376	6	-	6
Liability position	15,028	(352)	26	(326)
Foreign currency	14,946	(348)	26	(322)
Interbank market	13	-	-	-
Floating rate	69	(1)	-	(1)
Indices	-	(1)	-	(1)
Securities	-	(2)	-	(2)
Swap with USD check	102	-	(2)	(2)
Asset position – Interbank market	51	-	-	-
Liability position - Interbank market	51	-	(2)	(2)
Check of swap – Asset position - Foreign currency	53	-	4	4
Other derivative financial instruments	5,490	695	(195)	500
Asset position	4,893	769	(178)	591
Foreign currency	608	55	31	86
Fixed rate	935	521	(220)	301
Securities	3,345	193	11	204
Other	5	-	-	-
Liability position	597	(74)	(17)	(91)
Foreign currency	235	(74)	(12)	(86)
Securities	300	-	(3)	(3)
Other	62	-	(2)	(2)
	ASSETS	8,175	579	8,754
	LIABILITIES	(5,443)	(1,304)	(6,747)
	TOTAL	2,732	(725)	2,007

Derivative contracts mature as follows (in days):
Off-Balance Sheet - Notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2011
Futures	75,850	67,789	36,072	89,095	268,806
Swaps	9,939	16,691	19,679	46,342	92,651
Options	846,277	58,377	176,965	26,898	1,108,517
Forwards (onshore)	3,393	7,970	3,626	2,259	17,248
Credit derivatives	190	2,774	589	3,045	6,598
Forwards (offshore)	6,636	14,066	6,899	3,684	31,285
Swaps with USD check	-	-	-	51	51
Check of swap	-	-	-	53	53
Other	10	500	1,196	3,784	5,490

F.46

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	12/31/2012
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
ASSETS
Swaps – Difference receivable	3,686	31.7	275	215	171	519	568	1,938
BM&F Bovespa	471	4.1	5	10	13	17	145	281
Financial institutions	420	3.6	86	137	19	27	32	119
Companies	2,746	23.6	180	68	136	463	389	1,510
Individuals	49	0.4	4	-	3	12	2	28
Option premiums	1,906	16.4	936	176	83	295	358	58
BM&F Bovespa	1,396	12.0	853	31	14	220	278	-
Financial institutions	118	1.0	26	32	20	17	16	7
Companies	392	3.4	57	113	49	58	64	51
Forwards (onshore)	3,530	30.5	547	652	677	427	718	509
BM&F Bovespa	961	8.3	285	502	149	25	-	-
Financial institutions	172	1.5	171	1	-	-	-	-
Companies	2,396	20.7	91	149	528	402	718	508
Individuals	1	-	-	-	-	-	-	1
Credit derivatives	728	6.3	119	564	1	1	2	41
Forwards (offshore)	379	3.3	66	86	56	58	49	64
Financial institutions	126	1.1	38	45	26	14	2	1
Companies	253	2.2	28	41	30	44	47	63
Check of swap – Companies	35	0.3	-	-	-	-	1	34
Other	1,333	11.5	-	900	-	90	60	283
Financial institutions	786	6.8	-	576	-	71	6	133
Companies	547	4.7	-	324	-	19	54	150
Total (*)	11,597	100.0	1,943	2,593	988	1,390	1,756	2,927
% per maturity term			16.8	22.4	8.5	12.0	15.1	25.2

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 6,914 refers to current and R$ 4,683 to non-current.

F.47

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity.

	12/31/2011
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
ASSETS
Futures	26	0.4	1	51	5	(1)	(3)	(27)
BM&F Bovespa	31	0.4	1	57	5	(1)	(4)	(27)
Financial institutions	(4)	-	-	(2)	-	(2)	-	-
Companies	(1)	-	-	(4)	-	2	1	-
Swaps – Difference receivable	2,750	31.4	230	351	168	502	534	965
BM&F Bovespa	332	3.8	13	25	31	61	22	180
Financial institutions	259	3.0	29	63	13	28	49	77
Companies	2,155	24.6	187	262	122	413	463	708
Individuals	4	-	1	1	2	-	-	-
Option premiums	2,443	27.9	1,252	182	223	660	113	13
BM&F Bovespa	1,689	19.3	1,162	11	35	471	10	-
Financial institutions	286	3.3	45	67	59	87	27	1
Companies	468	5.3	45	104	129	102	76	12
Forwards (onshore)	1,879	21.3	644	384	156	209	146	340
BM&F Bovespa	727	8.3	461	219	47	-	-	-
Financial institutions	80	0.9	74	-	1	2	3	-
Companies	1,072	12.1	109	165	108	207	143	340
Credit derivatives - Financial institutions	610	7.0	50	465	12	2	22	59
Financial institutions	610	7.0	50	465	12	2	22	59
Forwards (offshore)	451	5.2	96	101	73	67	44	70
Financial institutions	279	3.2	83	73	45	31	8	39
Companies	172	2.0	13	28	28	36	36	31
Check of Swap – Companies	4	-	-	-	-	-	-	4
Other	591	6.8	4	20	8	34	104	421
Financial institutions	263	3.1	4	17	6	11	54	171
Companies	328	3.7	-	3	2	23	50	250
Total (*)	8,754	100	2,277	1,554	645	1,473	960	1,845
% per maturity term			26.0	17.8	7.4	16.8	11.0	21.1

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 5.949 refers to current and R$ 2,805 to non-current.

F.48

	12/31/2012
	Fair value	%	0 - 30 days	31 - 90 days	91 - 180 days	181 - 365 days	366 - 720 days	Over 720 days
LIABILITIES
Futures - BM&F Bovespa	(23)	0.2	-	-	-	(8)	(6)	(9)
Swaps – Difference payable	(5,068)	45.8	(351)	(186)	(536)	(404)	(902)	(2,689)
BM&F Bovespa	(819)	7.4	(3)	(10)	(169)	(13)	(170)	(454)
Financial institutions	(1,111)	10.0	(238)	(78)	(66)	(184)	(100)	(445)
Companies	(2,882)	26.1	(102)	(87)	(294)	(195)	(623)	(1,581)
Individuals	(256)	2.3	(8)	(11)	(7)	(12)	(9)	(209)
Option premiums	(2,281)	20.5	(1,145)	(152)	(145)	(275)	(508)	(56)
BM&F Bovespa	(1,720)	15.5	(1,104)	(34)	(31)	(131)	(420)	-
Financial institutions	(335)	3.0	(24)	(91)	(54)	(52)	(64)	(50)
Companies	(226)	2.0	(17)	(27)	(60)	(92)	(24)	(6)
Forwards (onshore)	(2,293)	20.7	(152)	(50)	(492)	(381)	(710)	(508)
Financial institutions	(138)	1.2	(131)	-	(1)	(1)	(5)	-
Companies	(2,155)	19.5	(21)	(50)	(491)	(380)	(705)	(508)
Credit derivatives	(90)	0.8	(4)	(1)	-	-	(7)	(78)
Forwards (offshore)	(346)	3.2	(72)	(153)	(40)	(58)	(18)	(5)
Financial institutions	(185)	1.7	(48)	(77)	(26)	(33)	(1)	-
Companies	(161)	1.5	(24)	(76)	(14)	(25)	(17)	(5)
Swaps with USD check - Companies	(42)	0.4	-	-	-	-	(1)	(41)
Other	(926)	8.4	-	(826)	(1)	(85)	(2)	(12)
Financial institutions	(606)	5.5	-	(512)	-	(84)	-	(10)
Companies	(320)	2.9	-	(314)	(1)	(1)	(2)	(2)
Total (*)	(11,069)	100.0	(1,724)	(1,368)	(1,214)	(1,211)	(2,154)	(3,398)
% per maturity term			15.6	12.4	11.0	10.9	19.5	30.6

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (5,517) refers to current and R$ (5,552) to non-current.

F.49

	12/31/2011
	Fair value	%	0 - 30 days	31 - 90 days	91 - 180 days	181 - 365 days	366 - 720 days	Over 720 days
LIABILITIES
Swaps – Difference payable	(2,798)	41.5	(211)	(177)	(116)	(534)	(497)	(1,263)
BM&F Bovespa	(518)	7.7	(6)	(11)	(24)	(131)	(102)	(244)
Financial institutions	(682)	10.1	(134)	(75)	(13)	(41)	(110)	(309)
Companies	(1,557)	23.1	(70)	(89)	(73)	(342)	(274)	(709)
Individuals	(41)	0.6	(1)	(2)	(6)	(20)	(11)	(1)
Option premiums	(2,606)	38.6	(1,205)	(289)	(235)	(712)	(153)	(12)
BM&F Bovespa	(1,768)	26.2	(1,114)	(87)	(20)	(484)	(63)	-
Financial institutions	(687)	10.2	(86)	(185)	(180)	(162)	(63)	(11)
Companies	(151)	2.2	(5)	(17)	(35)	(66)	(27)	(1)
Forwards (onshore)	(818)	12.1	(42)	(92)	(194)	(56)	(99)	(335)
Financial institutions	(67)	1.0	(6)	(31)	(30)	-	-	-
Companies	(751)	11.1	(36)	(61)	(164)	(56)	(99)	(335)
Credit derivatives - Financial institutions	(106)	1.6	-	(5)	(9)	(5)	(7)	(80)
Forwards (offshore)	(326)	4.8	(68)	(67)	(61)	(49)	(47)	(34)
Financial institutions	(246)	3.6	(55)	(51)	(40)	(33)	(38)	(29)
Companies	(80)	1.2	(13)	(16)	(21)	(16)	(9)	(5)
Swaps with USD check – Companies	(2)	-	-	-	-	-	-	(2)
Other	(91)	1.4	-	-	-	(8)	(82)	(1)
Financial institutions	(80)	1.2	-	-	-	-	(80)	-
Companies	(11)	0.2	-	-	-	(8)	(2)	(1)
Total (*)	(6,747)	100.0	(1,526)	(630)	(615)	(1,364)	(885)	(1,727)
% per maturity term			22.6	9.3	9.1	20.2	13.1	25.6

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (4,135) refers to current and R$ (2,612) to non-current.

F.50

Realized and unrealized gains and (losses) in the portfolio of derivatives

	01/01 to 12/31/2012	01/01 to 12/31/2011
Swap	(911)	(476)
Forwards	71	(139)
Futures	(2,148)	91
Options	322	323
Credit derivatives	191	185
Other	17	367
Total	(2,458)	351

a) Information on credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection mainly related to securities of Brazilian listed companies in order to meet the needs of its customers. When ITAÚ UNIBANCO HOLDING sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which ITAÚ UNIBANCO HOLDING is protection seller are credit default swaps, total return swaps and credit-linked notes.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

Total Return Swap – TRS

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The table below presents the portfolio of credit derivatives in which ITAÚ UNIBANCO HOLDING sells protection to third parties, by maturity, and the maximum potential of future payments, gross of any guarantees, as well as its classification by instrument, risk and reference entity.

	12/31/2012
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Fair value
By instrument
CDS	3,847	858	1,983	1,006	-	(72)
TRS	1,285	1,275	10	-	-	672
Total by instrument	5,132	2,133	1,993	1,006	-	600
By risk rating
Investment grade	5,132	2,133	1,993	1,006	-	600
Total by risk	5,132	2,133	1,993	1,006	-	600
By reference entity
Private entities	5,132	2,133	1,993	1,006	-	600
Total by entity	5,132	2,133	1,993	1,006	-	600

	12/31/2011
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Fair value
By instrument
CDS	3,427	1,302	1,106	925	94	(92)
TRS	982	973	-	9	-	511
Total by instrument (*)	4,409	2,275	1,106	934	94	419
By risk rating
Investment grade	4,409	2,275	1,106	934	94	419
Total by risk (*)	4,409	2,275	1,106	934	94	419
By reference entity
Private entities	4,409	2,275	1,106	934	94	419
Total by entity (*)	4,409	2,275	1,106	934	94	419

(*) In the period we aligned the procedures for disclosing credit derivative information in order to state the position in the same disclosure standard as that of the Risk Management (www.itau-unibanco.com.br/ri, under section Corporate Governance/Risk Management – Circular 3,477).

F.51

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. ITAÚ UNIBANCO HOLDING believes, based on its historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because, should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred any loss related to credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection.

	12/31/2012
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(3,847)	1,066	(2,781)
TRS	(1,285)	-	(1,285)
Total	(5,132)	1,066	(4,066)

	12/31/2011
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(3,427)	1,001	(2,426)
TRS	(982)	1,188	206
Total (*)	(4,409)	2,189	(2,220)

(*) In the period we aligned the procedures for disclosing credit derivative information in order to state the position in the same disclosure standard as that of the Risk Management (www.itau-unibanco.com.br/ri, under section Corporate Governance/Risk Management – Circular 3,477).

F.52

NOTA 09 – HEDGE ACCOUNTING

Hedge accounting varies depending on the nature of the hedged item and of the transaction. Derivatives may qualify for hedging instrument for accounting purposes if they are designated as hedging instruments under fair value hedges, cash flow hedge or hedge of net investment in foreign operations.

Cash flow hedge

To hedge the variability of future cash flows of interest payments, ITAÚ UNIBANCO HOLDING uses DI Futures contracts exchange-traded at BM&FBOVESPA with respect to certain real-denominated variable-interest liabilities and interest rate swaps with respect to US dollar-denominated redeemable preferred shares issued by one of our subsidiaries.

Under a DI Futures contract, a net payment (receipt) is made for the difference between a normal amount multiplied by the CDI rate and an amount computed and multiplied by a fixed rate. Under interest rate swap, a net payment (receipt) is made for the difference between an amount computed and multiplied by LIBOR and a notional amount computed and multiplied by a fixed rate.

ITAÚ UNIBANCO HOLDING cash flow hedge strategies consist of the hedge of the exposure to the variability in cash flows on interest payments that are attributable to changes in interest rates with respect to recognized liabilities.

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate;
•	Hedge of redeemable preferred shares: hedge of the variability in cash flows of interest payments resulting from changes in the LIBOR interest rate;
•	Hedge of subordinated certificates of deposit (CDB): hedge of the variability in the cash flows of interest payments resulting from changes in the CDI interest rate;

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

The accounting hedge strategies were originally established in 2008 (subordinated CDB hedge), 2009 (hedge of redeemable preferred shares) and 2010 (hedge of deposits denominated in Brazilian reais and agreements to resell) and related derivatives will mature between 2013 and 2017. Periods in which expected cash flows should be paid and affect the income statement are as follows:

•	Hedge of time deposits and agreements to resell: interest paid/received daily;
•	Hedge of redeemable preferred shares: interest paid/received every half year;
•	Subordinated CDB hedge: interest paid/received at the end of the operation.

ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses DDI Futures contracts traded at BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

In DDI Future contracts, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the US dollar and Real. In the Forward or NDF contracts and Financial Assets, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the functional currency and the US dollar.

F.53

Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING applies the hedge of net investment in foreign operations as follows:

•	To hedge the risk of variation in the investment amount, when measured in Brazilian Reais (the head office’s functional currency), arising from changes in exchange rates between the functional currency of the investment abroad and the Brazilian Real.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item.

Hedge relationships were designated in 2011 and the hedge instruments will mature on the sale of investments abroad, which will be in the period when the cash flows of exchange variation are expected to occur and affect the statement of income.

Fair value hedge

The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation of the fair value, of interest receipts, which is attributable to changes in interest rates related to recognized assets.

To hedge the variation in market risk in the receipt of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts to hedge assets that are prefixed items, expressed in UF (Chilean Unit of Account - CLF), issued in Chile, with maturities between 2020 and 2027.

Under an interest rate swap contract, net receipt (payment) is made for the difference between the amount computed and multiplied by ICPR (Índice de Camera Promédio Real) and an amount computed and multiplied by a fixed rate.

ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows:

•	To protect the risk of variation in the fair value of receipt of interest resulting from variations in the fair value of the ICPR rate.

To evaluate the effectiveness and to measure the ineffectiveness of such strategy, ITAÚ UNIBANCO HOLDING uses the percentage approach method. The percentage approach is based on the calculation of change in the fair value of the reviewed estimate for the hedged position (hedge item) attributable to the protected risk versus the change in the fair value of the hedged derivative instrument.

Hedge relationships were designated in 2012 and the respective swaps will mature between 2020 and 2027. Receipts (payments) of interest flows are expected to occur on a monthly basis, and they will affect the statement of income.

F.54

The amounts in the following tables are presented in millions of Brazilian reais:

	12/31/2012			12/31/2011
Hedge instruments used in cash flow hedge	Accumulated Gain or (Loss) recognized in Other Comprehensive Income and Cash Flow Hedge (effective portion)	Line item where the ineffective portion is recognized in the statement of income	Gain or (Loss) recognized in derivatives (ineffective portion) (*)	Accumulated Gain or (Loss) recognized in Other Comprehensive Income and Cash Flow Hedge (effective portion)	Line item where the ineffective portion is recognized in the statement of income	Gain or (Loss) recognized in derivatives (ineffective portion) (*)
Interest rate futures	(316)	Net Gain (Loss) from investment securities and derivatives	-	(282)	Net Gain (Loss) from investment securities and derivatives	1
Interest rate swap	(10)	Net Gain (Loss) from investment securities and derivatives	-	(30)	Net Gain (Loss) from investment securities and derivatives	-
Total	(326)		-	(312)		1

(*) At December 31, 2012, the gain (loss) related to the cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ (376) (R$ (167) at December 31, 2011).

	12/31/2012			12/31/2011
Hedge instrument used in Hedge of Net Investment in Foreign Operations	Accumulated Gain or (Loss) recognized in Other Comprehensive Income and Cash Flow Hedge (effective portion)	Line item where the ineffective portion is recognized in the statement of income	Other Gain or (Loss) recognized in derivatives (ineffective portion)	Accumulated Gain or (Loss) recognized in Other Comprehensive Income and Cash Flow Hedge (effective portion)	Line item where the ineffective portion is recognized in the statement of income	Other Gain or (Loss) recognized in derivatives (ineffective portion)
DDI Futures (1)	(1,473)	Net Gain (Loss) from investment securities and derivatives	66	(890)	Net Gain (Loss) from investment securities and derivatives	42
Forward	67	Net Gain (Loss) from investment securities and derivatives	(6)	130	Net Gain (Loss) from investment securities and derivatives	19
NDF (2)	207	Net Gain (Loss) from investment securities and derivatives	4	335	Net Gain (Loss) from investment securities and derivatives	2
Financial Assets	-	Net Gain (Loss) from investment securities and derivatives	-	(10)	Net Gain (Loss) from investment securities and derivatives	-
Total	(1,199)		64	(435)		63

(1) DDI Futures is a Futures contract in which participants may trade a clean coupon for any period between the first maturity of the futures contract of foreign currency coupon (DDI) and a later maturity.

(2) NDF (Non Deliverable Forward), or Forward Contract of Currency without Physical Delivery is a derivative traded on over-the-counter market, which has the foreign exchange rate of a given currency as its subject.

	12/31/2012
Hedge instrument used in Hedge of Fair Value	Cumulative gain (loss) recognized in result hedge instrument	Cumulative gain (loss) recognized in result hedge item (effective portion)	Gain or (loss) recognized in result (ineffective portion)	Line item in which the ineffective portion is recognized in the statement of income
Interest rate swap	4	(4)	-	Net Gain (Loss) from investment securities and derivatives
Total	4	(4)	-

F.55

The tables below present, for each strategy, the notional amount and the fair value of hedge instruments and the carrying amount of the hedged item:

	12/31/2012			12/31/2011
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
Strategies	Notional amount	Fair value	Carrying value	Notional amount	Fair value	Carrying value
Hedge of deposits and repurchase agreements	50,057	1	50,193	19,113	(4)	19,083
Hedge of redeemable preferred shares	803	(20)	803	737	(37)	737
Hedge of subordinated CDB	87	-	129	87	-	118
Hedge of net investment in foreign operations (*)	8,593	30	5,156	6,886	31	4,131
Hedge of fair value of interest receipts	470	4	470	-	-	-
Total	60,010	15	56,751	26,823	(10)	24,069

 (*) Hedge instruments include the overhedge rate of 40% regarding taxes.

	Strategies
Maturity	Hedge of deposits and repurchase agreements	Hedge of redeemable preferred shares	Hedge of subordinated CDB	Hedge of net investment in foreign operations	Hedge of fair value	Total
2013	41,170	-	-	8,593	-	49,763
2014	7,559	-	87	-	-	7,646
2015	515	803	-	-	-	1,318
2017	813	-	-	-	-	813
2020	-	-	-	-	46	46
2022	-	-	-	-	210	210
2025	-	-	-	-	47	47
2027	-	-	-	-	167	167
Total	50,057	803	87	8,593	470	60,010

F.56

NOTE 10 – AVAILABLE-FOR-SALE FINANCIAL ASSETS

The fair value and corresponding cost or amortized cost of available-for-sale financial assets are as follows:

	12/31/2012				12/31/2011
	Cost/ Amortized	Unrealized results			Cost/ Amortized	Unrealized results
	cost	Gain	Loss	Fair value	cost	Gain	Loss	Fair value
Investment funds	250	5	-	255	802	4	-	806
Brazilian government securities (1a)	24,706	847	(91)	25,462	12,296	183	(55)	12,424
Brazilian external debt bonds (1b)	17,217	868	(20)	18,065	5,667	240	(1)	5,906
Government securities – abroad (1c)	7,174	6	(43)	7,137	4,327	5	(15)	4,317
United States	375	-	-	375	-	-	-	-
Mexico	-	-	-	-	10	1	-	11
Denmark	2,554	-	-	2,554	1,949	-	-	1,949
Spain	-	-	-	-	418	-	-	418
Korea	1,662	-	-	1,662	295	-	-	295
Chile	1,538	2	(6)	1,534	992	4	(1)	995
Paraguay	528	-	(37)	491	358	-	(14)	344
Uruguay	292	2	-	294	268	-	-	268
Belgium	70	1	-	71	-	-	-	-
France	56	1	-	57	37	-	-	37
United Kingdon	83	-	-	83	-	-	-	-
Other	16	-	-	16	-	-	-	-
Corporate securities (1d)	38,228	1,862	(140)	39,950	23,174	1,699	(816)	24,057
Shares	3,350	553	(91)	3,812	3,458	698	(178)	3,978
Securitized real estate loans	7,916	681	(29)	8,568	7,806	707	(499)	8,014
Bank deposit certificates	391	-	-	391	274	-	-	274
Debentures	13,656	316	(8)	13,964	7,165	139	(68)	7,236
Eurobonds and others	5,311	297	(12)	5,596	3,554	152	(68)	3,638
Promissory notes	777	-	-	777	646	-	-	646
Rural Product Note	770	8	-	778	108	-	-	108
Financial bills	5,720	-	-	5,720	-	-	-	-
Other	337	7	-	344	163	3	(3)	163
TOTAL	87,575	3,588	(294)	90,869	46,266	2,131	(887)	47,510

 (1) Available-for-sale assets pledged as collateral of funding of financial institutions and Clients were: a) R$ 9,969 (R$ 2,208 at December 31, 2011), b) R$ 11,646 (R$ 3,880 at December 31, 2011), c) R$ 450 (R$ 12 at December 31, 2011) and d) R$ 3,864 (R$ 2,355 at December 31, 2011), totaling R$ 25,929 (R$ 8,455 at December 31, 2011).

F.57

Realized gains and losses

	01/01 to 12/31/2012	01/01 to 12/31/2011
Available-for-sale financial assets
Gain	970	597
Loss	(265)	(153)
Total	705	444

The cost or amortized cost and fair value of available-for-sale financial assets by maturity are as follows:

	12/31/2012		12/31/2011
	Cost/ Amortized cost	Fair value	Cost/ Amortized cost	Fair value
Current	25,963	26,515	13,239	13,904
Non-stated maturity	3,595	4,060	4,257	4,779
Up to one year	22,368	22,455	8,982	9,125
Non-current	61,612	64,354	33,027	33,606
From one to five years	28,914	29,470	16,875	17,042
From five to ten years	19,924	20,480	9,792	9,655
After ten years	12,774	14,404	6,360	6,909
Total	87,575	90,869	46,266	47,510

During the periods ended December 31, 2012 and 2011, ITAÚ UNIBANCO HOLDING has not recognized any impairment losses on available-for-sale financial assets.

NOTE 11 - HELD-TO-MATURITY FINANCIAL ASSETS

The amortized cost of held-to-maturity financial assets is as follows:

	12/31/2012	12/31/2011
	Amortized cost	Amortized cost
Brazilian government securities	3,013	2,812
Brazilian external debt bonds (1a)	118	196
Government securities – abroad	20	-
Corporate securities (1b)	51	97
Debentures	-	30
Eurobonds and others	51	65
Securitized real estate loans	-	2
Total	3,202	3,105

 (1) Held-to-maturity financial assets pledged as collateral of funding transactions of financial institutions and clients were: a) R$ 76 (R$ 189 at December 31, 2011) and b) R$ 44 (R$ 41 at December 31, 2011), totaling R$ 120 (R$ 230 at December 31, 2011).

The interest income from held-to-maturity financial assets was R$ 471 (R$ 360 from 01/01 to 12/31/2011).

The fair value of held-to-maturity financial assets is disclosed in Note 31.

F.58

The amortized cost of Held-to-Maturity Financial Assets by maturity is as follows:

	12/31/2012	12/31/2011
	Amortized cost	Amortized cost
Current	188	120
Up to one year	188	120
Non-current	3,014	2,985
From one to five years	147	242
From five to ten years	1,087	1,077
After ten years	1,780	1,666
Total	3,202	3,105

During the periods ended December 31, 2012 and 2011, ITAÚ UNIBANCO HOLDING has not recognized any impairment losses on held-to-maturity financial assets.

F.59

NOTE 12 - LOAN OPERATIONS AND LEASE OPERATIONS PORTFOLIO

a)	Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations by type	12/31/2012	12/31/2011

Individuals	150,300	149,277
Credit card	40,531	38,961
Personal loan	40,076	36,403
Vehicles	51,646	60,463
Mortgage loans	18,047	13,450
Corporate	104,350	92,079
Small and medium businesses	85,185	85,649
Foreign loans - Latin America	27,149	19,259

Total loan operations and lease operations	366,984	346,264

Allowance for loan and lease losses	(25,713)	(23,873)

Total loan operations and lease operations, net of allowance for loan and lease losses	341,271	322,391

By maturity	12/31/2012	12/31/2011
Overdue as from 1 day	13,234	14,879
Falling due up to 3 months	101,273	95,449
Falling due more than 3 months but less than 1 year	94,350	85,438
Falling due after 1 year	158,127	150,498

Total loan operations and lease operations	366,984	346,264

By concentration	12/31/2012	12/31/2011
Largest debtor	4,186	2,331
10 largest debtors	18,429	13,613
20 largest debtors	26,751	21,603
50 largest debtors	41,798	35,504
100 largest debtors	57,034	48,280

The breakdown of the Loan and Lease Operations Portfolio by debtor’s industry is evidenced in Note 36 item 5.1. Maximum exposure of Financial Assets segregated by business sector.

The accretion of the net present value of impaired loan operations and lease operations and the respective allowance for loan and lease losses are not presented using their gross amounts in the statement of income but on a net basis within interest and similar income. If they were presented at gross amounts, there would be an increase of R$ 1,852 and R$ 1,914 in interest and similar income as of December 31, 2012 and 2011, respectively, with the same impact on the allowance for loan and lease losses expenses.

F.60

b)	Allowance for loan and lease losses

The changes in the allowance for loan and lease losses are shown in the table below:

Composition of the carrying amount by class of assets	Opening balance 12/31/2011	Write-offs 01/01 to 12/31/2012	Net increase / (Reversal) 01/01 to 12/31/2012	Closing balance 12/31/2012
Individuals	13,679	(13,199)	14,299	14,779
Credit card	3,825	(5,335)	4,373	2,863
Personal loans	5,393	(5,134)	7,384	7,643
Vehicles	4,415	(2,696)	2,508	4,227
Mortgage loans	46	(34)	34	46
Corporate	708	(314)	1,033	1,427
Small and medium businesses	9,197	(8,407)	8,301	9,091
Foreign loans - Latin America	289	(222)	349	416
Total	23,873	(22,142)	23,982	25,713

Composition of the carrying amount by class of assets	Opening balance 12/31/2010	Write-offs 01/01 to 12/31/2011	Net increase / (Reversal) 01/01 to 12/31/2011	Closing balance 12/31/2011
Individuals	10,717	(8,631)	11,593	13,679
Credit card	3,306	(3,558)	4,077	3,825
Personal loans	3,590	(2,959)	4,762	5,393
Vehicles	3,709	(2,041)	2,747	4,415
Mortgage loans	112	(73)	7	46
Corporate	973	(294)	29	708
Small and medium businesses	8,041	(7,001)	8,157	9,197
Foreign loans - Latin America	263	(233)	259	289
Total	19,994	(16,159)	20,038	23,873

The composition of the allowance for loan and lease losses by customers sector is shown in the following table:

	12/31/2012	12/31/2011
Public sector	2	1
Industry and commerce	6,443	6,266
Services	3,742	3,476
Natural resources	411	273
Other sectors	16	32
Individuals	15,099	13,825
Total	25,713	23,873

ITAÚ UNIBANCO HOLDING assesses the objective evidence of impairment for loan operations and lease operations on an individual basis for financial assets that are individually significant and, in aggregate, for financial assets that are not individually significant. (Note 2.4g VIII)

F.61

The composition of the allowance for loan and lease losses by type of assessment for objective evidence of impairment is shown in the following table:

	12/31/2012						12/31/2011
	Impaired		Not Impaired		Total		Impaired		Not Impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually
evaluated

Corporate (*)	1,467	845	102,883	582	104,350	1,427	1,013	429	91,066	279	92,079	708

II- Collectively
evaluated

Individuals	12,056	7,641	138,244	7,138	150,300	14,779	11,006	6,739	138,271	6,940	149,277	13,679
Credit card	2,289	1,428	38,242	1,435	40,531	2,863	3,083	1,918	35,878	1,907	38,961	3,825
Personal loans	5,000	3,464	35,076	4,179	40,076	7,643	3,475	2,088	32,928	3,305	36,403	5,393
Vehicles	4,569	2,726	47,077	1,501	51,646	4,227	4,329	2,707	56,134	1,708	60,463	4,415
Mortgage loans	198	23	17,849	23	18,047	46	119	26	13,331	20	13,450	46

Small and medium businesses	6,368	4,900	78,817	4,191	85,185	9,091	6,770	4,808	78,879	4,389	85,649	9,197

Foreign loans - Latin America	116	68	27,033	348	27,149	416	63	36	19,196	253	19,259	289
Total	20,007	13,454	346,977	12,259	366,984	25,713	18,852	12,012	327,412	11,861	346,264	23,873

(*) As detailed in Note 2.4.g.VIII, corporate loans are first evaluated on an individual basis. In the event there is no objective indication of impairment, these are subsequently evaluated on an aggregate basis in accordance with the characteristics of the operation. As a result, an allowance for loan and lease losses for corporate loans is recognized, both in the individual and the aggregate evaluation.

F.62

c)	Present value of lease operations

Below is the analysis of the present value of minimum future payments receivable from finance leases by maturity basically composed of individual operations - vehicles:

	12/31/2012
	Minimum future	Future financial	Present
	Payments	income	value
Current	10,811	(1,168)	9,643
Up to 1 year	10,811	(1,168)	9,643
Non-current	10,158	(2,751)	7,407
From 1 to 5 years	9,938	(2,704)	7,234
Over 5 years	220	(47)	173
Total	20,969	(3,919)	17,050

	12/31/2011
	Minimum future	Future financial	Present
	Payments	income	value
Current	15,244	(1,172)	14,072
Up to 1 year	15,244	(1,172)	14,072
Non-current	18,133	(5,361)	12,772
From 1 to 5 years	17,901	(5,310)	12,591
Over 5 years	232	(51)	181
Total	33,377	(6,533)	26,844

The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 1,513 (R$ 2,020 at December 31, 2011).

d)	Sale or Transfer of Financial Assets

ITAÚ UNIBANCO HOLDING carried out operations for the sale or transfer of financial assets in which there was the retention of credit risks of financial assets transferred, through joint obligation clauses or the acquisition of subordinated quotas of credit right funds. Therefore, such operations remained recorded as loan operations and are represented by the following information at December 31, 2012:

	12/31/2012
Nature of operation	Assets		Liabilities (*)
	Book value	Fair value	Book value	Fair value

Individuals – mortgage loan	394	434	394	400

(*) Under Interbank Market Debt

F.63

NOTE 13 - INVESTMENTS IN UNCONSOLIDATED COMPANIES

a)	Composition

	Interest % at at 12/31/2012		12/31/2012					12/31/2011
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings	Market value	Stockholders’ equity	Investment	Market value	Net income	Equity in earnings

Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	2,898	436	2,076	157	2,309	2,681	2,014	2,094	415	144
BSF Holding S.A. (c)	49.00	49.00	607	131	880	64	-	-	-	-	-	-
Banco BPI S.A. (d)	-	-	-	-	-	(102)	-	1,151	219	219	(1,880)	(343)
Serasa S.A. (e)	-	-	-	-	-	70	-	1,119	273	1,161	310	102
Other (f)	-	-	-	-	49	(14)	-	-	38	-	-	(16)
Total	-	-	-	-	3,005	175	-	-	2,544	-	-	(113)

(a) For purpose of recording the participation in earnings, at 12/31/2012 the position at 11/30/2012 was used, in accordance with IAS 27;

(b) For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 832 at 12/31/2012 and R$ 862 at 12/31/2011 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment book value;

(c) In May 2012 Itaú Unibanco S.A. acquired 137,004,000 common shares of BSF Holding S.A. (parent company of Banco Carrefour) per R$ 816 which corresponds to 49% of interest in its capital. The investment amount includes R$ 583 at 12/31/2012, which correspond to goodwill.

(d) Investments disposed of in 04/20/2012;

(e) Indirect investment of ITAÚ UNIBANCO HOLDING as a result of its 66% interest in subsidiary company BIU Participações S.A. which holds 24% of Serasa S.A.’s voting capital. Investments disposed of in 11/23/2012 (Note 25);

(f) At 12/31/2012, includes interest in total capital and voting capital of the following companies: Compañia Uruguaya de Medios de Procesamiento S.A. (30.06% total and voting capital), Latosol Empreendimentos e Participação Ltda (32.11% total and voting capital); Redebanc SRL (20.00% total and voting capital) and Tecnologia Bancária S.A. (24.81% total capital and voting capital).

At December 31, 2012, ITAÚ UNIBANCO HOLDING received/recognized for dividends and interest on capital of the unconsolidated companies, being the main Porto Seguro Itaú Unibanco Participações S.A. in the amount of R$ 161 (R$ 148 at December 31, 2011).

F.64

b)	Other information

The table below shows the summary of the proportional interest in the aggregate financial information of the investees under the equity method of accounting.

	12/31/2012	12/31/2011
Total assets (*)	3,505	107,783
Total liabilities (*)	-	102,831
Total income	567	8,739
Total expenses	-	(9,894)

(*) Basically represented by Banco BPI S.A., in the amount of R$ 103,696 at 12/31/2011 related to assets, of R$ 102,544 at 12/31/2011 related to liabilities, of R$ 7,081 at 12/31/2011 related to income and of R$ 8,961 at 12/31/2011 related to expenses. This investiment was disposed on 04/20/2012.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

NOTE 14 – LEASE COMMITMENTS AS LESSEE

a)	Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 248 (R$ 339 at 12/31/2011).

The table below shows the total future minimum payments:

	12/31/2012	12/31/2011
Current	174	220
Up to 1 year	174	220
Non-Current	74	120
From 1 to 5 years	74	120
Total future minimum payments	248	340
(-) Future interest	-	1
Present value	248	339

b)	Operating leases

ITAÚ UNIBANCO HOLDING leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements, and there is no contingent payments related to the agreements.

Minimum payments of services provided by third parties and rents according to operating and capital lease agreements with non-cancelable initial and remaining lease terms of more than one year are as follows:

	12/31/2012	12/31/2011
Current	948	882
Up to 1 year	948	882
Non-current	3,412	3,131
From 1 to 5 years	2,910	2,537
Over 5 years	502	595
Total future minimum payments	4,360	4,013

F.65

NOTE 15 – FIXED ASSETS

			CHANGES
FIXED ASSETS (1)	Annual depreciation rates	Balance at 12/31/2011	Acquisitions	Depreciation expense	Impairment	Disposals	Exchange variation	Other	Balance at 12/31/2012
REAL ESTATE IN USE (2)		1,941	278	(78)	-	(182)	4	(69)	1,894
Land		1,184	53	-	-	(173)	2	(37)	1,029
Buildings		757	225	(78)	-	(9)	2	(32)	865
Cost		2,340	225	-	-	(15)	4	(82)	2,472
Accumulated depreciation	4	(1,583)	-	(78)	-	6	(2)	50	(1,607)
OTHER FIXED ASSETS		3,417	1,636	(1,268)	-	(64)	22	(9)	3,734
Improvements		638	226	(263)	-	-	13	26	640
Cost		1,245	226	-	-	(251)	10	23	1,253
Accumulated depreciation	10	(607)	-	(263)	-	251	3	3	(613)
Installations		390	202	(68)	-	-	10	(20)	514
Cost		937	202	-	-	(10)	6	(263)	872
Accumulated depreciation	10 to 20	(547)	-	(68)	-	10	4	243	(358)
Furniture and equipment		488	139	(77)	-	(23)	(11)	(11)	505
Cost		848	139	-	-	(38)	(14)	(13)	922
Accumulated depreciation	10 to 20	(360)	-	(77)	-	15	3	2	(417)
EDP systems (3)		1,644	1,008	(801)	-	(38)	11	(8)	1,816
Cost		4,988	1,008	-	-	(504)	2	(14)	5,480
Accumulated depreciation	20 to 50	(3,344)	-	(801)	-	466	9	6	(3,664)
Other (communication, security and transportation)		257	61	(59)	-	(3)	(1)	4	259
Cost		548	61	-	-	(7)	-	4	606
Accumulated depreciation	10 to 20	(291)	-	(59)	-	4	(1)	-	(347)
TOTAL FIXED ASSETS		5,358	1,914	(1,346)	-	(246)	26	(78)	5,628
Cost		12,090	1,914	-	-	(998)	10	(382)	12,634
Accumulated depreciation		(6,732)	-	(1,346)	-	752	16	304	(7,006)

(1) There are no contractual commitments for the purchase of new fixed assets;

(2) Includes the amount of R$ 2 related to attached real estate; fixed assets under construction in the amount of R$ 349, consisting of R$ 235 in real estate in use, R$ 65 in improvements, and R$ 49 in equipment;

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

F.66

			CHANGES
FIXED ASSETS (1)	Annual depreciation rates	Balance at 01/01/2011	Acquisitions	Depreciation expense	Impairment	Disposals	Exchange variation	Other	Balance at 12/31/2011
REAL ESTATE IN USE (2)		1,844	248	(96)	-	(60)	(11)	16	1,941
Land		1,045	167	-	-	(20)	2	(10)	1,184
Buildings		799	81	(96)	-	(40)	(13)	26	757
Cost		2,321	81	-	-	(67)	(11)	16	2,340
Accumulated depreciation	4	(1,522)	-	(96)	-	27	(2)	10	(1,583)
OTHER FIXED ASSETS		2,957	1,655	(1,088)	(15)	(87)	17	(22)	3,417
Improvements		626	229	(242)	-	(4)	(5)	34	638
Cost		1,116	229	-	-	(131)	(1)	32	1,245
Accumulated depreciation	10	(490)	-	(242)	-	127	(4)	2	(607)
Installations		267	179	(53)	-	(1)	8	(10)	390
Cost		770	179	-	-	(18)	5	1	937
Accumulated depreciation	10 a 20	(503)	-	(53)	-	17	3	(11)	(547)
Furniture and equipment		433	220	(63)	(15)	(21)	(19)	(47)	488
Cost		863	220	-	(15)	(165)	(13)	(42)	848
Accumulated depreciation	10 a 20	(430)	-	(63)	-	144	(6)	(5)	(360)
EDP Systems (3)		1,404	942	(677)	-	(56)	28	3	1,644
Cost		4,746	942	-	-	(671)	39	(68)	4,988
Accumulated depreciation	20 a 50	(3,342)	-	(677)	-	615	(11)	71	(3,344)
Other (communication, security and transportation)		227	85	(53)	-	(5)	5	(2)	257
Cost		529	85	-	-	(66)	3	(3)	548
Accumulated depreciation	10 a 20	(302)	-	(53)	-	61	2	1	(291)
TOTAL FIXED ASSETS		4,801	1,903	(1,184)	(15)	(147)	6	(6)	5,358
Cost		11,390	1,903	-	(15)	(1,138)	24	(74)	12,090
Accumulated depreciation		(6,589)	-	(1,184)	-	991	(18)	68	(6,732)

(1) Includes a contractual commitment for the purchase of fixed assets in the amount of R$ 166.

(2) Includes the amount of R$ 2 related to attached real estate; fixed assets under construction in the amount of R$ 131, consisting of R$ 56 in real estate in use, R$ 51 in improvements, and R$ 24 in equipment.

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

F.67

NOTE 16 – INTANGIBLE ASSETS

			CHANGES
INTANGIBLE ASSETS (1)	Amortization period (2)	Balance at 12/31/2011	Acquisitions	Amortization expense	Impairment (3)	Terminated agreements/ Write off	Exchange variation	Other	Balance at 12/31/2012
ACQUISITION OF RIGHTS TO CREDIT PAYROLL		751	320	(369)	(3)	(1)	-	-	698
Cost		1,648	320	-	(3)	(500)	-	14	1,479
Accumulated amortization	Up to 9	(897)	-	(369)	-	499	-	(14)	(781)
OTHER INTANGIBLE ASSETS		3,074	1,418	(475)	(4)	(24)	26	(42)	3,973
Association for the promotion and offer of financial products and services		1,289	12	(135)	(4)	(24)	6	8	1,152
Cost		1,400	12	-	(4)	(95)	7	10	1,330
Accumulated amortization	Up to 5	(111)	-	(135)	-	71	(1)	(2)	(178)
Acquisition/Development of software		1,338	1,295	(269)	-	-	9	24	2,397
Cost		2,133	1,295	-	-	-	8	(147)	3,289
Accumulated amortization	20	(795)	-	(269)	-	-	1	171	(892)
Other intangible assets		447	111	(71)	-	-	11	(74)	424
Cost		621	111	-	-	(1)	23	(66)	688
Accumulated amortization	10 to 20	(174)	-	(71)	-	1	(12)	(8)	(264)
TOTAL INTANGIBLE ASSETS		3,825	1,738	(844)	(7)	(25)	26	(42)	4,671
Cost		5,802	1,738	-	(7)	(596)	38	(189)	6,786
Accumulated amortization		(1,977)	-	(844)	-	571	(12)	147	(2,115)
(1) There are no contractual commitments for the purchase of new intangible assets.

(2) All intangible assets have a defined useful life.

(3) Note 2.4l.

F.68

			CHANGES
INTANGIBLE ASSETS (1)	Amortization period (2)	Balance at 01/01/2011	Acquisitions	Amortization expense	Impairment (3)	Terminated agreements/ Write off	Exchange variation	Other	Balance at 12/31/2011
ACQUISITION OF RIGHTS TO CREDIT PAYROLL		1,130	366	(603)	(24)	(112)	-	(6)	751
Cost		2,415	366	-	(24)	(1,097)	-	(12)	1,648
Accumulated amortization	Up to 9	(1,285)	-	(603)	-	985	-	6	(897)
OTHER INTANGIBLE ASSETS		1,804	1,606	(381)	(6)	(28)	28	51	3,074
Association for the promotion and offering of financial products and services		1,115	318	(114)	(6)	(28)	1	3	1,289
Cost		1,171	318	-	(6)	(94)	1	10	1,400
Accumulated amortization	Up to 5	(56)	-	(114)	-	66	-	(7)	(111)
Acquisition/Development of software		532	981	(208)	-	-	10	23	1,338
Cost		1,327	981	-	-	(116)	16	(75)	2,133
Accumulated amortization	20	(795)	-	(208)	-	116	(6)	98	(795)
Other intangible assets		157	307	(59)	-	-	17	25	447
Cost		271	307	-	-	(7)	25	25	621
Accumulated amortization	10 to 20	(114)	-	(59)	-	7	(8)	-	(174)
TOTAL INTANGIBLE ASSETS		2,934	1,972	(984)	(30)	(140)	28	45	3,825
Cost		5,184	1,972	-	(30)	(1,314)	42	(52)	5,802
Accumulated amortization		(2,250)	-	(984)	-	1,174	(14)	97	(1,977)

(1) There are no contractual commitments for the purchase of new intangible assets.

(2) All intangible assets have a defined useful life.

(3) Note 2.4l.

F.69

NOTE 17 - DEPOSITS

The table below shows the breakdown of deposits:

	12/31/2012			12/31/2011
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	140,742	67,542	208,284	130,523	83,181	213,704
Time deposits	49,897	67,335	117,232	61,560	82,909	144,469
Interbank deposits	7,394	207	7,601	1,793	272	2,065
Savings deposits	83,451	-	83,451	67,170	-	67,170
Non-interest bearing deposits	34,916	-	34,916	28,932	-	28,932
Demand deposits	34,916	-	34,916	28,932	-	28,932
Total	175,658	67,542	243,200	159,455	83,181	242,636

NOTE 18 – FINANCIAL LIABILITIES HELD FOR TRADING

Financial liabilities held for trading are presented in the following table:

	12/31/2012	12/31/2011
Financial liabilities held for trading
Structured notes	642	2,815
Total	642	2,815

The result from financial liabilities held for trading was R$(2) (R$49 from 01/01 to 12/31/2011).

The effect of the changes in credit risk of these instruments is not significant at 12/31/2012 and 12/31/2011.

The balance is composed of shares in the amount of R$ 298 (R$ 1,666 at 12/31/2011) and debt securities in the amount of R$ 344 (R$ 1,149 at 12/31/2011). For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of financial liabilities held for trading by maturity is as follows:

	12/31/2012	12/31/2011
	Fair value	Fair value
Current	79	1,803
Up to one year	79	1,803
Non-current	563	1,012
From one to five years	522	909
From five to ten years	36	89
After ten years	5	14
Total	642	2,815

F.70

NOTE 19 – SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND INTERBANK AND INSTITUTIONAL MARKET DEBTS

a)	Securities sold under repurchase agreements and interbank market debt

The table below shows the breakdown of funds:

	12/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total
Securities sold under repurchase agreements	157,120	110,285	267,405	78,408	107,005	185,413
Transactions backed by own financial assets	57,080	110,285	167,365	43,145	92,576	135,721
Transactions backed by third-party financial assets	100,040	-	100,040	35,263	14,429	49,692
Interbank market debt	53,542	43,531	97,073	47,265	43,233	90,498
Mortgage notes	44	183	227	37	207	244
Real estate credit bills	12,432	864	13,296	14,470	1,281	15,751
Agribusiness credit bills	2,735	2,586	5,321	1,422	1,862	3,284
Financial credit bills	7,593	11,102	18,695	2,544	11,764	14,308
Import and export financing	18,878	4,175	23,053	17,755	3,697	21,452
On-lending - domestic	11,860	24,188	36,048	11,037	24,422	35,459
Other	-	433	433	-	-	-

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements	40% of CDI to 13.23%	0.15% to 5.0%
Mortgage notes	-	2.7% to 7.5%
Real estate credit bills	82% to 100% of CDI	-
Financial credit bills	IGPM to 113% of CDI	-
Agribusiness credit bills	85% to 96% of CDI	-
Import and export financing	0.4% to 105.25% of CDI	0.63% to 11.75%
On-lending - domestic	0.5% to 10% of TJLP	-

In “Securities sold under repurchase agreements”, we present the liabilities in transactions in which ITAÚ UNIBANCO HOLDING sells to customers in exchange for cash debt securities issued by its consolidated subsidiaries previously held in treasury, and where it undertakes to repurchase them at any time after the sale up to a repurchase deadline, at which time they must be repurchased by ITAÚ UNIBANCO HOLDING. The repurchase price is computed as the price paid on the sale date plus interest at rates ranging from 40% CDI to 13.23%. The deadline for repurchase expires in January 2027.

b)	Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	12/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total
Subordinated debt (*)	3,382	51,797	55,179	10,719	28,996	39,715
Debentures	1,569	-	1,569	1,039	-	1,039
Foreign borrowings through securities	7,119	8,161	15,280	8,143	5,910	14,053
Total	12,070	59,958	72,028	19,901	34,906	54,807

(*) At December 31, 2012, the amount of R$ 51,134 (R$ 38,257 at 12/31/2011) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 3,444, of February 28, 2007, as amended by CMN Resolution No. 3,532, of January 31, 2008.

The interest rate for each one of the operations (p.a.) is presented in the table below.

	Brazil	Foreign
Subordinated debt	CDI+ 0.35% to IPCA + 7.8%	3.04% to 6.2%
Debentures	104.7% of CDI	-
Foreign borrowings through securities	1.40% to 8.0%	0.24% to 16.43%

F.71

NOTE 20 - OTHER ASSETS AND LIABILITIES

a)	Other assets

	12/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total
Financial (1)	31,293	13,199	44,492	28,521	11,733	40,254
Receivables from credit card issuers	20,429	-	20,429	18,317	-	18,317
Insurance and reinsurance operations	4,407	-	4,407	3,590	-	3,590
Deposits in guarantee for contingent liabilities (Note 32)	1,270	11,846	13,116	2,211	10,632	12,843
Deposits in guarantee for foreign borrowing program	758	-	758	601	-	601
Negotiation and intermediation of securities	2,532	110	2,642	1,734	-	1,734
Receivables from reimbursement of contingent liabilities (Note 32c)	237	553	790	195	431	626
Receivables from services provided	1,372	-	1,372	1,260	-	1,260
Amounts receivable from FCVS – Salary Variations Compensation Fund (2)	-	690	690	-	670	670
Foreign exchange portfolio	-	-	-	268	-	268
Operations without credit granting characteristics	288	-	288	345	-	345
Non-financial	8,284	1,639	9,923	5,872	1,485	7,357
Prepaid expenses	2,561	1,615	4,176	2,335	1,485	3,820
Retirement plan assets (Notes 29b and c)	2,815	-	2,815	1,785	-	1,785
Sundry domestic	1,392	-	1,392	897	-	897
Sundry foreign	326	24	350	113	-	113
Other	1,190	-	1,190	742	-	742

(1) There were no impairment losses for other financial assets in these periods.

(2) The Salary Variation Compensation Fund – FCVS was established through Resolution No. 25, of June 16, 1967, of the Board of the former BNH (National Housing Bank), and its purpose is to settle balances remaining after the end of real estate financing contracted up to March 1990, relating to agreements financed under the SFH (National Housing System), and provided that they are covered by FCVS.

b)	Other liabilities

	12/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total
Financial	50,033	222	50,255	43,999	120	44,119
Credit card operations	45,125	-	45,125	41,195	-	41,195
Foreign exchange portfolio	144	-	144	-	-	-
Negotiation and intermediation of securities	4,105	148	4,253	2,504	-	2,504
Finance leases (Note 14a)	174	74	248	219	120	339
Funds from consortia participants	86	-	86	81	-	81
Other	399	-	399	-	-	-
Non-financial	19,539	417	19,956	17,939	686	18,625
Collection and payment of taxes and contributions	399	-	399	868	-	868
Sundry creditors - domestic	1,648	-	1,648	1,228	-	1,228
Funds for clients in transit	7,207	-	7,207	6,092	-	6,092
Provision for sundry payments	2,011	273	2,284	1,574	570	2,144
Social and statutory	3,004	55	3,059	2,891	85	2,976
Related to insurance operations	922	-	922	914	-	914
Liabilities for official agreements and rendering of payment services	370	-	370	1,507	-	1,507
Provision for retirement plan benefits (Note 29b and d)	569	37	606	343	31	374
Personnel provision	1,163	52	1,215	1,113	-	1,113
Provision for health insurance	635	-	635	623	-	623
Deferred income	1,110	-	1,110	570	-	570
Other	501	-	501	216	-	216

F.72

NOTE 21 – STOCKHOLDERS’ EQUITY

a)	Capital

Capital comprises 4,570,936,100 book-entry shares with no par value, of which 2,289,286,400 are common and 2,281,649,700 are preferred shares without voting rights; preferred shares have tag-along rights, in the event of a possible change in control, at a price equal to 80% of the amount per share paid for the controlling common shares. Capital stock amounts to R$ 45,000 (R$ 45,000 at December 31, 2011), of which R$ 31,159 (R$ 31,552 at December 31, 2011) refers to stockholders resident in Brazil and R$ 13,841 (R$ 13,448 at December 31, 2011) refers to stockholders resident abroad.

The table below shows the breakdown of and change in shares of paid-in capital and the reconciliation of balances at the beginning and end of the period:

	12/31/2012
	NUMBER
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2011	2,283,888,835	921,023,218	3,204,912,053
Residents abroad at 12/31/2011	5,397,565	1,360,626,482	1,366,024,047
Shares of capital stock at 12/31/2011	2,289,286,400	2,281,649,700	4,570,936,100
Shares of capital stock at 12/31/2012	2,289,286,400	2,281,649,700	4,570,936,100
Residents in Brazil at 12/31/2012	2,280,400,056	884,649,441	3,165,049,497
Residents abroad at 12/31/2012	8,886,344	1,397,000,259	1,405,886,603
Treasury shares at 12/31/2011 (*)	2,100	57,293,971	57,296,071	(1,663)
Purchase of shares	-	4,300,000	4,300,000	(122)
Exercised options – Granting of stock options	-	(5,783,920)	(5,783,920)	126
Disposals – Stock option plan	-	(3,255,812)	(3,255,812)	136
Treasury shares at 12/31/2012 (*)	2,100	52,554,239	52,556,339	(1,523)
Shares outstanding at 12/31/2012	2,289,284,300	2,229,095,461	4,518,379,761
Shares outstanding at 12/31/2011	2,289,284,300	2,224,355,729	4,513,640,029

	12/31/2011
	NUMBER
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2010	2,286,135,621	918,287,035	3,204,422,656
Residents abroad at 12/31/2010	3,150,854	1,363,362,709	1,366,513,563
Shares of capital stock at 12/31/2010	2,289,286,475	2,281,649,744	4,570,936,219
Cancellation of shares - ESM of 04/25/2011 – Approved on 08/22/2011	(75)	(44)	(119)
Shares of capital stock at 12/31/2011	2,289,286,400	2,281,649,700	4,570,936,100
Residents in Brazil at 12/31/2011	2,283,888,835	921,023,218	3,204,912,053
Residents abroad at 12/31/2011	5,397,565	1,360,626,482	1,366,024,047
Treasury shares at December 31, 2010 (*)	2,202	26,566,015	26,568,217	(628)
Purchase of shares	-	40,970,900	40,970,900	(1,303)
Exercised options - Granting of stock options – Simple and Partners’ options	-	(5,977,962)	(5,977,962)	117
Disposals – Stock option plan	(27)	(4,264,938)	(4,264,965)	151
Cancellation of Shares – ESM of 04/25/2011	(75)	(44)	(119)	-
Treasury shares at 12/31/2011 (*)	2,100	57,293,971	57,296,071	(1,663)
Shares outstanding at 12/31/2011	2,289,284,300	2,224,355,729	4,513,640,029
Shares outstanding at 12/31/2010	2,289,284,273	2,255,083,729	4,544,368,002

(*) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

F.73

We detail below the costs of shares purchased in the period, as well as the average cost of treasury shares and their market price (in Brazilian reais per share):

	01/01 to 12/31/2012
Cost/Market value	Common	Preferred
Minimum	-	27.25
Weighted average	-	28.45
Maximum	-	28.98
Treasury shares
Average cost	9.65	28.99
Market value at 12/31/2012	31.18	33.39

	01/01 to 12/31/2011
Cost/Market value	Common	Preferred
Minimum	-	26.20
Weighted average	-	31.79
Maximum	-	37.40
Treasury shares
Average cost	9.65	29.03
Market value at 12/31/2011	27.01	33.99

F.74

b)	Dividends

Stockholders are entitled to an annual mandatory dividend of not less than 25% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both common and preferred shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, in the amount of R$ 0.012 per share, and beginning with the payment of April 2012, it will be increased by 25%, to R$ 0.015 per share, according to the Board of Directors’ meeting held on February 6, 2012.

At March 13, 2012, interest on capital was paid in the amount of R$ 1,847 – R$ 0.4092 per share, which at December 31, 2011 was recorded in stockholders Equity in the Special Revenue Reserve (Appropriated Reserves).

On August 15, 2012, Interest on Capital was paid in the amount of R$ 1,253 – R$ 0.2774 per share related to the 1st half of 2012.

Additionally, interest on capital was declared after December 31, 2012, segregated into stockholders' equity in special revenue reserves in the amount of R$ 1,728 - R$ 0.3824 per share, which, net of withholding income tax, totals R$ 1,468 (R$ 1,847 – R$ 0.4092 per share, which, net of withholding income tax, totals R$ 1,570 in 12/31/2011).

Payments/Provision for interest on capital and dividends

	12/31/2012
	Gross	WHT	Net
Paid / Prepaid	1,971	(188)	1,783
Dividends - 2 monthly installments of R$ 0.012 per share paid from February to March 2012	108	-	108
Dividends - 9 monthly installments of R$ 0.015 per share paid from April to December 2012	610	-	610
Interest on capital - R$ 0.2774 per share paid on August 15, 2012	1,253	(188)	1,065

Declared until 12/31/2012 (Recorded in Other liabilities)	1,478	(212)	1,267
Dividends - 1 monthly installment of R$ 0.015 per share paid on January 2, 2013	68	-	68
Interest on capital - R$ 0.3120 per share, credited in 12/28/2012 and to be paid until 04/30/2013	1,410	(212)	1,199

Declared after December 31, 2012 (Recorded in Revenue Reserves - Unrealized Profits Reserve)	1,728	(259)	1,468
Interest on capital - R$ 0.3824 per share to be paid until 04/30/2013	1,728	(259)	1,468

Total from 01/01 to 12/31/2012 - R$ 1.0000 net per share	5,177	(658)	4,518

Payments/Provision for interest on capital and dividends

	12/31/2011
	Gross	WHT	Net
Paid / Prepaid	1,820	(183)	1,637
Dividends - 11 monthly installments of R$ 0.012 per share paid from February to December 2011	598	-	598
Interest on capital - R$ 0.2706 per share paid on August 22, 2011	1,222	(183)	1,039

Declared until 12/31/2011 (Recorded in Other liabilities)	1,387	(200)	1,187
Dividends - 1 monthly installment of R$ 0.012 per share paid on January 2, 2012	54	-	54
Interest on capital - R$ 0.2880 per share, credited in 12/29/2012 and paid between 01/01/2012 and 04/30/2012	1,300	(195)	1,105
Interest on capital - R$ 0.0072 per share and paid between 01/01/2012 and 04/30/2012	33	(5)	28

Declared after December 31, 2012 (Recorded in Revenue Reserves - Unrealized Profits Reserve)	1,847	(277)	1,570
Interest on capital - R$ 0.4092 per share and paid between 01/01/2012 and 04/30/2012	1,847	(277)	1,570

Total from 01/01 to 12/31/2011 - R$ 0.9727 net per share	5,054	(660)	4,394

F.75

c) Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan.

d) Appropriated reserves

	12/31/2012	12/31/2011
CAPITAL RESERVES (1)	285	285
Premium on subscription of shares	284	284
Reserves from tax incentives and restatement of equity securities and other	1	1
REVENUE RESERVES	22,138	23,994
Legal (2)	4,388	3,848
Statutory	23,382	18,299
Dividends equalization (3)	6,291	3,751
Working capital increase (4)	6,274	5,257
Increase in capital of investees (5)	10,817	9,291
Purchase of additional interest from non-controlling stockholders – Redecard (Note 3 c)	(7,360)	-
Unrealized profits (6)	1,728	1,847
Total reserves at parent company	22,423	24,279
(1)	Refers to amounts received by Itaú Unibanco Holding that were not included in the statement of income, since they do not refer to compensation for the provision of goods or services.
(2)	Legal reserve - may be used to increase capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for dividends equalization - its purpose is to reserve funds for the payment or advances of dividends, including interest on capital, to maintain the flow of the stockholders' compensation.
(4)	Reserve for working capital - its purpose is to guarantee funds for operations.
(5)	Reserve for increase in capital of investees - its purpose is to guarantee the preemptive right in the capital increases of investees.
(6)	Refers to interest on capital declared after December 31, 2012.

e) Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

F.76

NOTE 22 – STOCK OPTION PLAN

a) Purpose and Guidelines of the Plan

ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the members of management in the medium and long-term corporate development process, by granting simple stock options or partner options, that are personal and cannot be pledged or transferred, entitling the holder to subscribe one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for the purpose of reselling.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the quantity, the beneficiaries, the type of option, the life of the option under each series, which may vary between a minimum of 5 years and a maximum of 10 years, and the vesting and lockup periods for exercising the options. The executive officers and members of the Board of Directors of ITAÚ UNIBANCO HOLDING and of its subsidiaries, as well as employees may participate in this program, based on assessment of potential and performance.

ITAÚ UNIBANCO HOLDING settles the benefits under this plan solely by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

b) Characteristics of the Programs

I – Simple Options

Prior programs

Before the merger, both Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one and at the most three months prior to the option issue date; the price is subject to a positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA; in its absence, based on the index determined by the Committee. Options are no longer granted under this model.

Post-merger program

The eligible beneficiaries of the program are granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or alternatively subject to the positive or negative adjustments of up to 20% in the period. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

II – Partner Plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period from three to five years and they are subject to market fluctuation. At the times they acquire own shares and/or share-based instruments, partner options are granted in accordance with the classification of executives. Vesting periods of partner options or share-based instruments are from one to seven years. Share-based instruments and partner options are converted into shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of exercise price in cash.

F.77

The acquisition price of own shares and Share-Based Instruments is established every six months and is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Title to the shares received after the vesting period of the Partner Options should be held, without any liens or encumbrances, for periods from five to eight years, as from the acquisition date of the shares.

The weighted average of the fair value of share-based instruments on the grant date was estimated for shares purchased in the fiscal year ended December 31, 2012 - R$ 36.00 per share (R$ 37.00 per share at December 31, 2011).

The fair value of Share-Based Instruments is the market price at the grant date for the preferred shares of ITAÚ UNIBANCO HOLDING, less the cash price paid by the beneficiaries. The amount received for the purchase of Share-Based Instruments was R$ 50 at December 31, 2012 (R$ 48 at December 31, 2011).

F.78

Summary of changes in the plan

					Exercised options		Number of shares
				Restated	Weighted	Weighted
Granting		Vesting	Exercise	exercise	average	average	Prior balance			Forfeited (*) /	To be exercised
No.	Date	period until	deadline	price (R$1)	exercise price	market value	12/31/2011	Granted	Exercised	Canceled	at 12/31/2012

Simple options
11th	2/21/2005	12/31/2009	12/31/2012	20.27	19.79	33.68	937,275	-	(937,275)	-	-
11th	8/6/2007	12/31/2009	12/31/2012	20.27	19.79	33.68	11,357	-	(11,357)	-	-
12th	2/21/2006	12/31/2010	12/31/2013	30.15	28.25	37.00	6,854,365	-	(1,946,485)	-	4,907,880
12th	8/6/2007	12/31/2010	12/31/2013	30.15	-	-	15,867	-	-	-	15,867
16th	8/10/2009	12/31/2010	12/31/2014	34.28	-	-	874,167	-	-	-	874,167
34th	3/21/2007	3/21/2011	3/20/2012	37.27	-	-	75,901	-	-	(75,901)	-
35th	3/22/2007	3/22/2011	3/21/2012	38.95	-	-	29,518	-	-	(29,518)	-
36th	5/14/2008	5/14/2011	5/13/2012	46.72	-	-	25,301	-	-	(25,301)	-
30th	7/4/2006	7/4/2011	7/3/2012	29.90	-	-	52,707	-	-	(52,707)	-
33rd	8/30/2006	8/30/2011	8/29/2012	33.36	32.70	38.42	21,083	-	(21,083)	-	-
13th	2/14/2007	12/31/2011	12/31/2014	38.39	35.91	38.32	7,732,975	-	(344,650)	(1,145,825)	6,242,500
13th	8/6/2007	12/31/2011	12/31/2014	38.39	-	-	30,649	-	-	-	30,649
13th	10/28/2009	12/31/2011	12/31/2014	38.39	-	-	45,954	-	-	-	45,954
34th	3/21/2007	3/21/2012	3/20/2013	39.00	-	-	75,901	-	-	-	75,901
35th	3/22/2007	3/22/2012	3/21/2013	38.95	-	-	29,514	-	-	-	29,514
36th	5/14/2008	5/14/2012	5/13/2013	48.46	-	-	25,300	-	-	-	25,300
17th	9/23/2009	9/23/2012	12/31/2014	39.61	-	-	29,551	-	-	-	29,551
14th	2/11/2008	12/31/2012	12/31/2015	44.27	-	-	9,266,066	-	-	(2,097,144)	7,168,922
14th	5/5/2008	12/31/2012	12/31/2015	44.27	-	-	20,625	-	-	-	20,625
14th	10/28/2009	12/31/2012	12/31/2015	44.27	-	-	45,954	-	-	-	45,954
Total options to be exercised					26.63	36.18	26,200,030	-	(3,260,850)	(3,426,396)	19,512,784
36th	5/14/2008	5/14/2013	5/13/2014	48.46	-	-	25,300	-	-	-	25,300
15th	3/3/2009	12/31/2013	12/31/2016	28.95	27.12	35.16	14,114,940	-	(1,452,840)	(21,340)	12,640,760
15th	10/28/2009	12/31/2013	12/31/2016	28.95	-	-	45,954	-	-	-	45,954
18th	4/17/2010	12/31/2014	12/31/2017	47.02	-	-	6,052,223	-	-	(119,229)	5,932,994
18th	5/11/2010	12/31/2014	12/31/2017	47.02	-	-	1,163,919	-	-	(49,928)	1,113,991
37th	4/19/2011	12/31/2015	12/31/2018	45.93	-	-	9,769,432	-	-	(167,211)	9,602,221
37th	1/13/2012	12/31/2015	12/31/2018	45.93	-	-	-	15,383	-	-	15,383
38th	1/13/2012	12/31/2016	12/31/2019	34.35	-	-	-	15,097	-	-	15,097
38th	4/27/2012	12/31/2016	12/31/2019	34.35	-	-	-	10,373,657	-	(40,264)	10,333,393
Total options outstanding					27.12	35.16	31,171,768	10,404,137	(1,452,840)	(397,972)	39,725,093
Total simple options					26.78	35.87	57,371,798	10,404,137	(4,713,690)	(3,824,368)	59,237,877

Partner options
4th	3/3/2008	3/3/2011	-	-	-	-	39,906	-	-	(39,906)	-
5th	9/3/2008	9/3/2011	-	-	-	-	46,710	-	-	(46,710)	-
6th	3/6/2009	3/6/2012	-	-	-	35.90	719,023	-	(681,490)	(37,533)	-
7th	6/19/2009	3/6/2012	-	-	-	35.90	79,446	-	(79,446)	-	-
1st	9/3/2007	9/3/2012	-	-	-	32.05	309,508	-	(309,294)	(214)	-
3rd	2/29/2008	9/3/2012	-	-	-	-	33,474	-	-	-	33,474
Total options to be exercised				-	-	34.79	1,228,067	-	(1,070,230)	(124,363)	33,474
4th	3/3/2008	3/3/2013	-	-	-	-	388,432	-	-	(15,488)	372,944
8th	8/17/2010	8/16/2013	-	-	-	-	339,632	-	-	(11,120)	328,512
9th	8/30/2010	8/16/2013	-	-	-	-	329,711	-	-	(7,750)	321,961
11th	9/30/2010	8/16/2013	-	-	-	-	17,717	-	-	-	17,717
5th	9/3/2008	9/3/2013	-	-	-	-	449,442	-	-	(26,875)	422,567
10th	9/30/2010	9/29/2013	-	-	-	-	1,862,409	-	-	(48,015)	1,814,394
17th	6/14/2012	2/27/2014	-	-	-	-	-	7,791	-	-	7,791
12th	2/28/2011	2/28/2014	-	-	-	-	1,558,584	-	-	(28,176)	1,530,408
6th	3/6/2009	3/6/2014	-	-	-	-	704,604	-	-	(45,197)	659,407
7th	6/19/2009	3/6/2014	-	-	-	-	79,445	-	-	-	79,445
14th	11/4/2011	8/18/2014	-	-	-	-	509	-	-	-	509
17th	6/14/2012	8/18/2014	-	-	-	-	-	2,527	-	-	2,527
13th	8/19/2011	8/19/2014	-	-	-	-	706,397	-	-	(19,628)	686,769
17th	6/14/2012	2/23/2015	-	-	-	-	-	8,187	-	-	8,187
15th	2/24/2012	2/24/2015	-	-	-	-	-	1,583,044	-	(10,952)	1,572,092
16th	2/24/2012	2/24/2015	-	-	-	-	-	69,156	-	-	69,156
8th	8/17/2010	8/16/2015	-	-	-	-	338,923	-	-	(11,508)	327,415
9th	8/30/2010	8/16/2015	-	-	-	-	329,152	-	-	(7,928)	321,224
11th	9/30/2010	8/16/2015	-	-	-	-	17,712	-	-	-	17,712
10th	9/30/2010	9/29/2015	-	-	-	-	1,858,518	-	-	(50,048)	1,808,470
17th	6/14/2012	2/27/2016	-	-	-	-	-	7,790	-	-	7,790
12th	2/28/2011	2/28/2016	-	-	-	-	1,557,215	-	-	(29,532)	1,527,683
14th	11/4/2011	8/18/2016	-	-	-	-	508	-	-	-	508
17th	6/14/2012	8/18/2016	-	-	-	-	-	2,527	-	-	2,527
13th	8/19/2011	8/19/2016	-	-	-	-	706,338	-	-	(20,011)	686,327
17th	6/14/2012	2/23/2017	-	-	-	-	-	8,186	-	-	8,186
15th	2/24/2012	2/24/2017	-	-	-	-	-	1,582,979	-	(11,248)	1,571,731
16th	2/24/2012	2/24/2017	-	-	-	-	-	69,151	-	-	69,151
Total options outstanding					-	-	11,245,248	3,341,338	-	(343,476)	14,243,110
Total partner options					-	34.79	12,473,315	3,341,338	(1,070,230)	(467,839)	14,276,584

TOTAL SIMPLE/PARTNER OPTIONS					26.78	35.67	69,845,113	13,745,475	(5,783,920)	(4,292,207)	73,514,461

(*) Refers to non-exercise due to the beneficiary’s option.

F.79

Summary of changes in the plan

					Exercised options		Number of shares
				Restated	Weighted	Weighted
Granting		Vesting	Exercise	exercise	average	average	Prior balance			Forfeited (*) /	To be exercised
No.	Date	period until	deadline	price (R$1)	exercise price	market value	12/31/2010	Granted	Exercised	Canceled	at 12/31/2011

Simple options
10th	2/16/2004	12/31/2008	12/31/2011	13.46	13.23	35.17	712,942	-	712,942	-	-
27th	2/1/2005	5/5/2009	1/31/2011	16.52	16.42	39.50	12,650	-	12,650	-	-
11th	2/21/2005	12/31/2009	12/31/2012	18.94	18.39	34.88	2,877,600	-	1,912,825	27,500	937,275
11th	8/1/2005	12/31/2009	12/31/2012	18.94	18.39	34.88	27,500	-	27,500	-	-
11th	8/6/2007	12/31/2009	12/31/2012	18.94	-	-	11,357	-	-	-	11,357
27th	2/1/2005	2/1/2010	1/31/2011	16.52	16.42	39.50	16,389	-	16,389	-	-
34th	3/21/2007	3/21/2010	3/20/2011	35.34	-	-	75,901	-	-	75,901	-
35th	3/22/2007	3/22/2010	3/21/2011	35.31	-	-	29,518	-	-	29,518	-
30th	7/4/2006	7/4/2010	7/3/2011	28.49	28.45	36.48	52,710	-	52,710	-	-
29th	9/19/2005	9/19/2010	9/18/2011	21.77	21.30	38.45	12,650	-	12,650	-	-
12th	2/21/2006	12/31/2010	12/31/2013	28.18	27.30	36.42	8,025,250	-	1,110,385	60,500	6,854,365
12th	8/6/2007	12/31/2010	12/31/2013	28.18	-	-	15,867	-	-	-	15,867
16th	8/10/2009	12/31/2010	12/31/2014	32.05	-	-	874,167	-	-	-	874,167
34th	3/21/2007	3/21/2011	3/20/2012	36.85	-	-	75,901	-	-	-	75,901
35th	3/22/2007	3/22/2011	3/21/2012	36.80	-	-	29,518	-	-	-	29,518
36th	5/14/2008	5/14/2011	5/13/2012	45.79	-	-	25,301	-	-	-	25,301
30th	7/4/2006	7/4/2011	7/3/2012	29.21	-	-	52,707	-	-	-	52,707
33rd	8/30/2006	8/30/2011	8/29/2012	32.34	-	-	21,083	-	-	-	21,083
13th	2/14/2007	12/31/2011	12/31/2014	35.89	34.82	36.93	8,546,975	-	507,375	306,625	7,732,975
13th	8/6/2007	12/31/2011	12/31/2014	35.89	-	-	30,649	-	-	-	30,649
13th	10/28/2009	12/31/2011	12/31/2014	35.89	-	-	45,954	-	-	-	45,954
Total options to be exercised					21.84	35.62	21,572,589	-	4,365,426	500,044	16,707,119
34th	3/21/2007	3/21/2012	3/20/2013	36.85	-	-	75,901	-	-	-	75,901
35th	3/22/2007	3/22/2012	3/21/2013	36.80	-	-	29,514	-	-	-	29,514
36th	5/14/2008	5/14/2012	5/13/2013	45.79	-	-	25,300	-	-	-	25,300
17th	9/23/2009	9/23/2012	12/31/2014	37.02	-	-	29,551	-	-	-	29,551
14th	2/11/2008	12/31/2012	12/31/2015	41.37	-	-	10,846,487	-	-	1,580,421	9,266,066
14th	5/5/2008	12/31/2012	12/31/2015	41.37	-	-	20,625	-	-	-	20,625
14th	10/28/2009	12/31/2012	12/31/2015	41.37	-	-	45,954	-	-	-	45,954
36th	5/14/2008	5/14/2013	5/13/2014	45.79	-	-	25,300	-	-	-	25,300
15th	3/3/2009	12/31/2013	12/31/2016	27.06	26.97	33.88	15,067,330	-	804,770	147,620	14,114,940
15th	10/28/2009	12/31/2013	12/31/2016	27.06	-	-	45,954	-	-	-	45,954
18th	4/17/2010	12/31/2014	12/31/2017	43.95	-	-	6,126,609	-	-	74,386	6,052,223
18th	5/11/2010	12/31/2014	12/31/2017	43.95	-	-	1,206,340	-	-	42,421	1,163,919
37th	4/19/2011	12/31/2015	12/31/2018	42.93	-	-	-	9,863,110	-	93,678	9,769,432
Total options outstanding					26.97	33.88	33,544,865	9,863,110	804,770	1,938,526	40,664,679
Total simple options					22.64	35.35	55,117,454	9,863,110	5,170,196	2,438,570	57,371,798

Partner options
4th	3/3/2008	3/3/2011	-	-	-	37.22	416,487	-	376,581	-	39,906
5th	9/3/2008	9/3/2011	-	-	-	28.83	490,624	-	431,185	12,729	46,710
Total options to be exercised				-	-	37.22	907,111	-	807,766	12,729	86,616
6th	3/6/2009	3/6/2012	-	-	-	-	740,362	-	-	21,339	719,023
7th	6/19/2009	3/6/2012	-	-	-	-	79,446	-	-	-	79,446
1st	9/3/2007	9/3/2012	-	-	-	-	329,181	-	-	19,673	309,508
3rd	2/29/2008	9/3/2012	-	-	-	-	33,474	-	-	-	33,474
4th	3/3/2008	3/3/2013	-	-	-	-	415,930	-	-	27,498	388,432
8th	8/17/2010	8/16/2013	-	-	-	-	376,916	-	-	37,284	339,632
9th	8/30/2010	8/16/2013	-	-	-	-	359,991	-	-	30,280	329,711
11th	9/30/2010	8/16/2013	-	-	-	-	17,717	-	-	-	17,717
5th	9/3/2008	9/3/2013	-	-	-	-	490,126	-	-	40,684	449,442
10th	9/30/2010	9/29/2013	-	-	-	-	1,940,987	-	-	78,578	1,862,409
12th	2/28/2011	2/28/2014	-	-	-	-	-	1,585,541	-	26,957	1,558,584
6th	3/6/2009	3/6/2014	-	-	-	-	739,608	-	-	35,004	704,604
7th	6/19/2009	3/6/2014	-	-	-	-	79,445	-	-	-	79,445
14th	11/4/2011	8/18/2014		-	-	-	-	509	-	-	509
13th	8/19/2011	8/19/2014	-	-	-	-	-	706,397	-	-	706,397
8th	8/17/2010	8/16/2015	-	-	-	-	376,876	-	-	37,953	338,923
9th	8/30/2010	8/16/2015	-	-	-	-	359,962	-	-	30,810	329,152
11th	9/30/2010	8/16/2015	-	-	-	-	17,712	-	-	-	17,712
10th	9/30/2010	9/29/2015	-	-	-	-	1,940,951	-	-	82,433	1,858,518
12th	2/28/2011	2/28/2016	-	-	-	-	-	1,585,497	-	28,282	1,557,215
13th	8/19/2011	8/19/2016	-	-	-	-	-	706,338	-	-	706,338
14th	11/4/2011	8/18/2016	-	-	-	-	-	508	-	-	508
Total options outstanding					-	-	8,298,684	4,584,790	-	496,775	12,386,699
Total partner options					-	37.22	9,205,795	4,584,790	807,766	509,504	12,473,315

TOTAL SIMPLE/PARTNER OPTIONS				-	22.84	32.92	64,323,249	14,447,900	5,977,962	2,948,074	69,845,113

(*) Refers to non-exercise due to the beneficiary’s option.

F.80

Summary of Changes in Share-Based Instruments (SBI)

Number	Vesting period		Prior balance 12/31/2011	New SBI's	Converted into shares	Canceled	Balance at 12/31/2012
1st	8/17/2010	8/16/2012	110,588	-	(109,069)	(1,519)	-
1st	8/17/2010	8/16/2013	110,577	-	-	(3,206)	107,371
1st	8/30/2010	8/16/2012	10,216	-	(10,216)	-	-
1st	8/30/2010	8/16/2013	10,212	-	-	-	10,212
1st	9/30/2010	8/16/2012	3,971	-	(3,971)	-	-
1st	9/30/2010	8/16/2013	3,970	-	-	-	3,970
2nd	9/30/2010	9/29/2012	424,163	-	(412,329)	(11,834)	0
2nd	9/30/2010	9/29/2013	424,154	-	-	(11,834)	412,320
3rd	2/28/2011	2/27/2011	444,040	-	(444,040)	-	-
3rd	2/28/2011	2/27/2012	444,030	-	-	(8,679)	435,351
3rd	2/28/2011	2/27/2013	444,020	-	-	(8,678)	435,342
4th	2/24/2012	2/24/2013	-	468,852	-	(4,671)	464,181
4th	2/24/2012	2/24/2014	-	468,836	-	(4,671)	464,165
4th	2/24/2012	2/24/2015	-	468,821	-	(4,671)	464,150
Total			2,429,941	1,406,509	(979,625)	(59,763)	2,797,062

Number	Vesting period		Prior balance 12/31/2010	New SBI's	Converted into shares	Canceled	Balance at 12/31/2011
1st	8/17/2010	8/16/2011	114,980	-	(110,598)	(4,382)	-
1st	8/17/2010	8/16/2012	114,969	-	-	(4,381)	110,588
1st	8/17/2010	8/16/2013	114,958	-	-	(4,381)	110,577
1st	8/30/2010	8/16/2011	10,221	-	(10,221)	-	-
1st	8/30/2010	8/16/2012	10,216	-	-	-	10,216
1st	8/30/2010	8/16/2013	10,212	-	-	-	10,212
1st	9/30/2010	8/16/2011	3,972	-	(3,972)	-	-
1st	9/30/2010	8/16/2012	3,971	-	-	-	3,971
1st	9/30/2010	8/16/2013	3,970	-	-	-	3,970
2nd	9/30/2010	9/29/2011	424,172	-	(424,172)	-	-
2nd	9/30/2010	9/29/2012	424,163	-	-	-	424,163
2nd	9/30/2010	9/29/2013	424,154	-	-	-	424,154
3rd	2/28/2011	2/27/2011	-	444,040	-	-	444,040
3rd	2/28/2011	2/27/2012	-	444,030	-	-	444,030
3rd	2/28/2011	2/27/2013	-	444,020	-	-	444,020
Total			1,659,958	1,332,090	(548,963)	(13,144)	2,429,941

F.81

c) Fair value and economic assumptions for cost recognition

ITAÚ UNIBANCO HOLDING recognizes, at the grant date, the fair value of options through the Binomial method for simple options and the Black & Scholes method for partner options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed-upon at the time the option was issued Is adopted, adjusted by the IGP-M variation.

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date.

Expected dividends: is the average annual return rate for the last three years, of the dividends, plus interest on capital of the ITUB4 share.

Risk-free interest rate: the risk-free rate used is the IGP-M coupon rate at the expiration date of the option plan.

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

				Price of the
Granting		Vesting	Exercise	underlying		Expected	Risk-free	Expected
No.	Date	period	period until	asset	Fair value	dividends	interest rate	volatility

Simple options
37th	1/13/2012	12/31/2015	12/31/2018	35.50	8.85	2.97%	5.25%	30.32%
38th	1/13/2012	12/31/2016	12/31/2019	35.50	12.45	2.97%	5.25%	30.32%
38th	4/27/2012	12/31/2016	12/31/2019	29.70	7.82	3.02%	3.91%	29.93%

Partner options (*)
15th	2/24/2012	2/24/2015	-	36.00	32.94	2.97%	-	-
15th	2/24/2012	2/24/2017	-	36.00	31.04	2.97%	-	-
16th	2/24/2012	2/24/2015	-	36.00	32.94	2.97%	-	-
16th	2/24/2012	2/24/2017	-	36.00	31.04	2.97%	-	-
17th	6/14/2012	8/18/2014	-	29.57	27.69	3.02%	-	-
17th	6/14/2012	2/27/2014	-	29.57	28.08	3.02%	-	-
17th	6/14/2012	2/23/2015	-	29.57	27.26	3.02%	-	-
17th	6/14/2012	8/18/2016	-	29.57	26.06	3.02%	-	-
17th	6/14/2012	2/27/2016	-	29.57	26.44	3.02%	-	-
17th	6/14/2012	2/23/2017	-	29.57	25.65	3.02%	-	-

(*) The fair value of partner options is measured based on the fair value of ITAÚ UNIBANCO HOLDING share at the granting date.

d)	Accounting effects arising from options

The exercise of stock options, pursuant to the plan’s regulation, resulted in the sale of preferred shares held in treasury. The accounting entries related to the plan are recorded during the vesting period, at the portion of the fair value of options granted with effect on income, and during the exercise of options, at the amount received from the option exercise price, reflected in stockholders’ equity.

The effect of Income for the period from January 1 to December 31, 2012 was R$ (177) (R$ (163) from January 1 to December 31, 2011), with a corresponding amount to Additional Paid-in Capital – Granted Options Recognized.

In the stockholders’ equity, the effect was as follows:

	12/31/2012	12/31/2011
Amount received for the sale of shares – exercised options	209	353
(-) Cost of treasury shares sold	(262)	(268)
Effect of sale (*)	(53)	85

(*) Recorded in Additional paid-in capital.

F.82

NOTE 23 - INTEREST AND SIMILAR INCOME AND EXPENSE AND NET GAIN (LOSS) FROM INVESTIMENT SECURITIES AND DERIVATIVES

a) Interest and similar income

	01/01 to 12/31/2012	01/01 to 12/31/2011
Central Bank compulsory deposits	5,334	9,182
Interbank deposits	1,042	890
Securities purchased under agreements to resell	10,096	9,961
Financial assets held for trading	13,324	14,676
Available-for-sale financial assets	3,771	2,888
Held-to-maturity financial assets	471	360
Loan and lease operations	61,139	58,492
Other financial assets	1,187	903
Total	96,364	97,352

b) Interest and similar expense

	01/01 to 12/31/2012	01/01 to 12/31/2011
Deposits	(10,544)	(12,186)
Securities sold under repurchase agreements	(17,539)	(22,133)
Interbank market debt	(5,747)	(5,536)
Institutional market debt	(7,693)	(10,505)
Financial expense from technical reserves for insurance and private pension plans	(6,513)	(5,239)
Other	(31)	-
Total	(48,067)	(55,599)

c) Net gain (loss) from investment securities and derivatives

	01/01 to 12/31/2012	01/01 to 12/31/2011
Financial assets held for trading and Derivatives, including the ineffective portion of hedge accounting related derivatives	741	787
Financial assets designated at fair value through profit or loss	17	20
Available-for-sale financial assets	705	444
Total	1,463	1,251

NOTE 24 - BANKING SERVICE FEES

	01/01 to 12/31/2012	01/01 to 12/31/2011
Current account services	5,272	5,445
Asset management fees	2,159	2,745
Collection commissions	1,176	1,047
Fees from credit card services	7,888	7,446
Fees for guarantees issued and credit lines	1,135	1,393
Brokerage commission	243	361
Other	1,071	973
Total	18,944	19,410

F.83

NOTE 25 - OTHER INCOME

	01/01 to 12/31/2012	01/01 to 12/31/2011
Gains on sale of assets held for sale, fixed assets and investments in unconsolidated companies (*)	1,684	271
Recovery of expenses	121	184
Reversal of provisions	234	366
Other	243	337
Total	2,282	1,158

(*) Basically composed of the result of the full disposal of investment in Serasa S.A. in the amount of R$ 1,542.

NOTE 26 - GENERAL AND ADMINISTRATIVE EXPENSES

	01/01 to 12/31/2012	01/01 to 12/31/2011
Personnel expenses	(14,332)	(13,373)
Compensation	(5,961)	(5,910)
Charges	(2,109)	(2,036)
Welfare benefits	(1,845)	(1,479)
Retirement plans and post-employment benefits (Note 29)	760	82
Defined benefit	(125)	(192)
Defined contribution	885	274
Stock option plan (Note 21d)	(177)	(163)
Training	(242)	(259)
Employee profit sharing	(2,560)	(2,316)
Dismissals	(462)	(398)
Provision for labor claims (Note 32)	(1,736)	(894)
Administrative expenses	(12,665)	(12,490)
Data processing and telecommunications	(3,523)	(3,450)
Third-party services	(3,255)	(3,014)
Installations	(962)	(1,135)
Advertising, promotions and publications	(942)	(981)
Rent	(974)	(916)
Transportation	(500)	(583)
Materials	(386)	(460)
Financial services	(512)	(438)
Security	(511)	(482)
Utilities	(290)	(295)
Travel	(188)	(189)
Other	(622)	(547)
Depreciation	(1,346)	(1,184)
Amortization	(844)	(984)
Insurance acquisition expenses	(1,253)	(1,268)
Other expenses	(7,640)	(6,375)
Expenses related to credit cards	(2,108)	(1,796)
Reimbursement related to acquisitions	(51)	(148)
Losses with third-party frauds	(734)	(753)
Loss on sale of assets held for sale, fixed assets and investments in unconsolidated companies (*)	(458)	(139)
Provision for civil lawsuits (Note 32)	(2,329)	(1,616)
Provision for tax and social security lawsuits	(1,004)	(1,038)
Refund of interbank costs	(215)	(195)
Impairment (Notes 15 and 16)	(7)	(45)
Other	(734)	(645)
Total	(38,080)	(35,674)

(*) Basically composed of the result of the full disposal of investment in Banco BPI S.A. in the amount of R$ (302).

F.84

NOTE 27 - INCOME TAX AND SOCIAL CONTRIBUTION

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate, for each fiscal year, corporate income tax returns and social contribution on net income.

a)	Composition of income tax and social contribution expenses

I -	Demonstration of Income Tax and Social Contribution expense:

	01/01 to 12/31/2012	01/01 to 12/31/2011
Income before income tax and social contribution	17,416	18,251
Charges (income tax and social contribution) at the rates in effect (Note 2.4 n)	(6,966)	(7,300)
Increase/decrease to income tax and social contribution charges arising from:
Share of profit or (loss) of unconsolidated companies, net	68	45
Foreign exchange variation on assets and liabilities abroad	447	916
Interest on capital	1,789	1,662
Dividends, interest on external debt bonds and tax incentives	188	269
Other	249	767
Total income tax and social contribution	(4,225)	(3,641)

b)	Deferred taxes

I -	The deferred tax asset balance and respective changes are as follows:

	12/31/2011	Realization / Reversal	Increase	12/31/2012
Reflected in income	28,466	(11,438)	14,032	31,060
Related to income tax and social contribution tax carryforwards	4,188	(1,480)	1,247	3,955
Allowance for loan and lease losses	12,889	(4,837)	8,223	16,275
Adjustment to market value of derivative financial instruments	302	(302)	229	229
Goodwill on purchase of investments	4,261	(1,923)	423	2,761
Legal liabilities – tax and social security	1,417	(4)	232	1,645
Provision for contingent liabilities	2,766	(1,585)	2,306	3,487
Civil lawsuits	1,185	(633)	870	1,422
Labor claims	984	(844)	1,084	1,224
Tax and social security	577	(107)	352	822
Other	20	(1)	-	19
Adjustments of operations carried out in futures settlement market	11	(4)	1	8
Provision related to health insurance operations	249	-	5	254
Other	2,383	(1,303)	1,366	2,446

Reflected in stockholders’ equity	344	(192)	3,791	3,943
Purchase of additional interest from non-controlling stockholders – Redecard (Note 3 c)	-	-	3,791	3,791
Adjustment to market value of available-for-sale securities	344	(192)	-	152
Total (*)	28,810	(11,630)	17,823	35,003

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 28,381 (R$ 22,745 at December 31, 2011) and R$ 3,038 ( R$ 4,319 at December 31, 2011).

	12/31/2010	Realization / Reversal	Increase	12/31/2011
Reflected in income	25,788	(10,948)	13,626	28,466
Related to income tax and social contribution tax carryforwards	2,998	(1,330)	2,520	4,188
Allowance for loan and lease losses	10,423	(4,318)	6,784	12,889
Adjustment to market value of derivative financial instruments	22	(39)	319	302
Goodwill on purchase of investments	5,905	(2,896)	1,252	4,261
Legal liabilities – tax and social security	1,313	(39)	143	1,417
Provision for contingent liabilities	2,418	(1,024)	1,372	2,766
Civil lawsuits	1,038	(349)	496	1,185
Labor claims	884	(608)	708	984
Tax and social security	462	(53)	168	577
Other	34	(14)	-	20
Adjustments of operations carried out in futures settlement market	47	(45)	9	11
Provision related to health insurance operations	242	-	7	249
Other	2,420	(1,257)	1,220	2,383

Reflected in stockholders’ equity - Adjustment to market value of available-for-sale securities	132	(66)	278	344

Total (*)	25,920	(11,014)	13,904	28,810

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 22,745 and R$ 4,319 .

F.85

II-	The provision for deferred tax liability balance and respective changes are as follows:

	12/31/2011	Realization/ reversal	Increase	12/31/2012
Reflected in income	9,885	(3,385)	1,872	8,372
Depreciation in excess – finance lease	7,560	(2,785)	678	5,452
Taxation of results abroad – capital gains	78	-	89	167
Adjustments of operations carried out in futures settlement market	83	(2)	35	117
Adjustments to market value of securities and derivative financial instruments	175	(175)	234	234
Restatement of escrow deposits and contingent liabilities	806	(225)	330	911
Pension plans	594	-	321	915
Other	589	(199)	185	575
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities	499	-	789	1,288
Total (*)	10,384	(3,385)	2,660	9,660

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 28,381 (R$ 22,745 at 12/31/2011) and R$ 3,038 (R$ 4,319 at 12/31/2011).

	12/31/2010	Realization/ reversal	Increase	12/31/2011
Reflected in income	10,395	(2,919)	2,409	9,885
Depreciation in excess – finance lease	8,295	(2,365)	1,630	7,560
Taxation of results abroad – capital gains	34	-	44	78
Adjustments of operations carried out in futures settlement market	43	(3)	43	83
Adjustments to market value of securities and derivative financial instruments	264	(264)	175	175
Restatement of escrow deposits and contingent liabilities	701	(157)	262	806
Pension plans	543	-	51	594
Other	515	(130)	204	589
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities	721	(474)	252	499
Total (*)	11,116	(3,393)	2,661	10,384

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 22,745 and R$ 4,319.

III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2012, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Deferred tax liabilities	%	Net deferred taxes	%
2013	11,203	36%	572	14%	11,775	34%	(2,302)	24%	9,473	37%
2014	3,663	12%	571	14%	4,234	12%	(1,615)	17%	2,619	10%
2015	5,357	17%	405	10%	5,762	16%	(2,052)	21%	3,710	15%
2016	2,420	8%	1,164	29%	3,584	10%	(1,002)	10%	2,582	10%
2017	1,424	5%	1,141	29%	2,565	7%	(631)	7%	1,934	8%
After 2017	6,981	22%	102	4%	7,083	21%	(2,058)	21%	5,025	20%
Total	31,048	100%	3,955	100%	35,003	100%	(9,660)	100%	25,343	100%
Present value (*)	27,151		3,514		30,665		(8,480)		22,185

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income, due to differences between accounting criteria and tax legislation, besides corporate aspects. Accordingly, it is recommended that the trend of the realization of deferred tax assets arising from temporary differences, and tax loss carryforwards should not be used as an indication of future net income.

There are no deferred tax assets and liabilities which have not been recognized.

F.86

NOTE 28 – EARNINGS PER SHARE

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the stockholder of ITAÚ UNIBANCO HOLDING by the average number of shares for the period, and by excluding the number of shares purchased and held as treasury shares by the company. Diluted earnings per share are computed on a similar way, but with the adjustment made in the denominator when assuming the conversion of all shares that may be diluted.

Net income attributable to owners of the parent company – Basic earnings per share	01/01 to 12/31/2012	01/01 to 12/31/2011
Net income	12,634	13,837
Minimum non-cumulative dividend on preferred shares in accordance with our bylaws	(49)	(49)
Subtotal	12,585	13,788
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(50)	(50)
Subtotal	12,535	13,738

Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	6,352	6,944
To preferred equity owners	6,183	6,794

Total net income available to common equity owners	6,402	6,994
Total net income available to preferred equity owners	6,232	6,843

Weighted average number of shares outstanding
Common shares	2,289,284,300	2,289,284,275
Preferred shares	2,228,675,507	2,240,026,557

Earnings per share - Basic – R$
Common shares	2.80	3.06
Preferred shares	2.80	3.06

Net income attributable to owners of the parent company – Diluted earnings per share	01/01 to 12/31/2012	01/01 to 12/31/2011
Total net income available to preferred equity owners	6,232	6,843
Dividend on preferred shares after dilution effects	15	17
Net income available to preferred equity owners considering preferred shares after the dilution effect	6,247	6,860
Total net income available to ordinary equity owners	6,402	6,994
Dividend on preferred shares after dilution effects	(15)	(17)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	6,387	6,977

Adjusted weighted average of shares
Common shares	2,289,284,300	2,289,284,275
Preferred shares	2,239,708,939	2,251,061,836
Preferred shares	2,228,675,507	2,240,026,557
Incremental shares from stock options granted under our Stock Option Plan	11,033,432	11,035,279

Earnings per share - Diluted – R$
Common shares	2.79	3.05
Preferred shares	2.79	3.05

Potential anti-dilution effects of shares under our stock option plan, which were excluded from the calculation of diluted earnings per share, totaled 16,575,701 preferred shares at 12/31/2012 and 11,846,655 preferred shares at 12/31/2011.

F.87

NOTE 29 – EMPLOYEE BENEFITS

As prescribed in IAS 19, we present the policies of ITAÚ UNIBANCO HOLDING and its subsidiaries regarding employee benefits, as well as the accounting procedures adopted:

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit plans, including variable contribution plans, the basic purpose of which is to provide benefits that, in general, represent a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulation, which does not require actuarial calculation.

Employees hired up to July 31, 2002, by Itaú, and up to February 27, 2009, by Unibanco, are beneficiaries of the above-mentioned plans. As regards the new employees hired after these dates, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

a)	Description of the plans

The plans’ assets are invested in separate funds, with the exclusive purpose of providing benefits to eligible employees, and they are maintained independently from ITAÚ UNIBANCO HOLDING. These funds are maintained by closed-end private pension entities with independent legal structures, as detailed below:

F.88

Entity	Benefit plan

Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)

Franprev benefit plan - PBF (1)

002 benefit plan - PB002 (1)

Itaulam basic plan - PBI (1)

Itaulam Supplementary Plan - PSI (2) Itaubanco Defined Contribution Plan (3)

Itaubank Retirement Plan (3) Itaú Defined Benefit Plan (1) Itaú Defined Contribution Plan (2) Unibanco Pension Plan (3)

Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)

Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)

Funbep II Benefit Plan (2)

Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)

Múltipla - Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1)
Redecard Supplementary Retirement Plan (2) Redecard Supplementary Plan (3) (4)

UBB-PREV - Previdência Complementar	UBB PREV Defined Benefit Plan (1) (5)

Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan;

(4) Redecard Pension Plan was changed in January 2011 from Defined Benefit - BD to Defined Contribution - CD, with adhesion of 95% of employees. This plan enables the employee to contribute monthly with a defined percentage to be deducted from the monthly compensation and, additionally, the company contributes with 100% of the option chosen by the employees, limited to 9% of their income.

(5) Plan arising from the process of merging the IJMS Plan by the Basic Plan, both managed by UBB Prev, approved by the Superintendency of Supplementary Social Security(PREVIC) on December 28, 2012.

F.89

b)	Defined benefit plans

I -	Main assumptions used in actuarial valuation of retirement plans

	12/31/2012	12/31/2011
Discount rate (1)	8.16% a.a.	9.72% a.a.
Expected return rate on assets (1)	8.16% a.a.	11.32% a.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010
Future salary growth	7.12% a.a.	7.12% a.a.
Growth of the pension fund and social security benefits	4.00% a.a.	4.00% a.a.
Inflation	4.00% a.a.	4.00% a.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The Discount Rate and Expected Return Rate on Assets assumptions were changed in order to be consistent with the economic scenario observed at the balance sheet date.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables.

The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4 % p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit method, the mathematical reserve is calculated as the current projected benefit amount multiplied by the ratio between the length of service at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

II –	Management of defined benefit plan assets

The management of funds of the closed-end private pension entities seeks to achieve the long-term balance between pension assets and liabilities by exceeding the actuarial goals.

As regards the assets guaranteeing mathematical reserves, management should ensure the payment capacity of benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

F.90

The allocation of plan assets and the allocation target by type of asset are as follows:

	At		% Allocation
Types	12/31/2012	12/31/2011	12/31/2012	12/31/2011	2013 Target
Fixed income securities	13,736	10,341	91.14%	87.85%	53% to 100%
Variable income securities	763	1,051	5.06%	8.93%	0% to 20%
Structured investments	16	14	0.11%	0.11%	0% to 10%
Foreign Investments	-	-	0.00%	0.00%	0% to 5%
Real estate	532	344	3.53%	2.92%	0% to 7%
Loans to participants	25	23	0.17%	0.19%	0% to 5%
Total	15,072	11,773	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 589 (R$ 531 at 12/31/2011), and real estate rented to Group companies, with a fair value of R$ 498 (R$ 298 at 12/31/2011).

The expected income from portfolios of benefit plan assets is based on projections of returns for each of the asset types detailed above. For the fixed-income segment, the interest rates were taken from long-term securities included in the portfolios, and the interest rates practiced in the market at the balance sheet date. For the variable-income segment, the 12-month expected returns of the market for this segment were adopted. For the real estate segment, the cash inflows of expected rental payments for the following 12 months were adopted. For all segments, the basis adopted was the portfolio positions at the balance sheet date.

III-	Net amount recognized in the balance sheet

We present below the calculation of the net amount recognized in the balance sheet:

	12/31/2012	12/31/2011
1 - Net assets of the plans	15,072	11,773
2- Actuarial liabilities	(12,906)	(10,413)
3- Surplus (1-2)	2,166	1,360
4- Asset ceiling (*)	(2,137)	(1,263)
5- Net amount recognized in the balance sheet	29	97
Amount recognized in assets (Note 20a)	487	342
Amount recognized in liabilities (Note 20b)	(458)	(245)

(*) Corresponds to the excess of present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

F.91

IV -	Change in plan net assets, defined benefit obligations, and surplus

	12/31/2012			12/31/2011
	Plan net assets	Defined benefit obligation	Surplus	Plan net assets	Defined benefit obligation	Surplus
Present value – beginning of the period	11,773	(10,413)	1,360	11,229	(9,871)	1,358
Inclusion of Itaú Defined Contribution Plan	-	-	-	12	(13)	(1)
Effects of the partial spin-off of Redecard (1)	-	-	-	(44)	42	(2)
Expected return on assets (2)	1,303	-	1,303	1,342	-	1,342
Cost of current service	-	(85)	(85)	-	(91)	(91)
Interest cost	-	(985)	(985)	-	(930)	(930)
Benefits paid	(671)	671	-	(601)	601	-
Contributions of sponsors	57	-	57	42	-	42
Contributions of participants	15	-	15	9	-	9
Actuarial gain/(loss) (2) (3) (4)	2,595	(2,094)	501	(216)	(151)	(367)
Present value - end of the period	15,072	(12,906)	2,166	11,773	(10,413)	1,360

(1) During the fiscal year 2011, a process of migration of participants from Redecard Retirement Plan, structured as a defined benefit plan, to the Redecard Pension Plan, which is structured as a defined contribution plan, was carried out. For those participants who migrated to the Redecard Pension Plan, the accumulation of future benefit is now performed as a defined contribution, and therefore there is no replacement for the same type of benefit.

(2) Gains (losses) recorded in plan assets correspond to the income earned above/below the expected return rate of assets.

(3) At December 31, 2012 losses in Actuarial Liabilities basically correspond to the effects arising from the change in the Interest Rate assumption (from 9.72% to 8.16%).

(4) The actual return on assets amounted to R$ 3,898 (R$ 1,126 at 12/31/2011).

The history of actuarial gains and losses is as follows:

	12/31/2012	12/31/2011	12/31/2010	12/31/2009	12/31/2008
Plan net assets	15,072	11,773	11,229	14,817	12,493
Defined benefit obligation	(12,906)	(10,413)	(9,871)	(11,234)	(11,264)
Surplus	2,166	1,360	1,358	3,583	1,229
Experience adjustments in plan net assets	2,595	(216)	703	1,067	(979)
Experience adjustments in defined benefit obligation	(2,094)	(151)	(886)	162	(823)

The amounts for the years 2008 through 2009, calculated based on the Brazilian standards equivalent to IAS 19, are presented only for change effects, considering that in conformity with the exemption set forth in IFRS 1, assets, liabilities, and gains and losses were recognized at 01/01/2010.

F.92

V-	Total revenue (expenses) recognized in income for the period

Total expenses recognized for defined benefit plans include the following components:

	01/01 to 12/31/2012	01/01 to 12/31/2011
Cost of current service	(85)	(91)
Interest cost	(985)	(930)
Expected return on the plan net assets	1,303	1,342
Effects of the partial spin-off of Redecard	-	(1)
Effects on asset ceiling	(874)	(154)
Gain/(loss) for the period	501	(367)
Contributions of participants	15	9
Total revenue (expenses) recognized in income for the period	(125)	(192)

During the period, the contributions made totaled R$ 57 (R$ 42 from 01/01 to 12/31/2011). The contribution rate increases based on the beneficiary’s salary.

In 2013, contribution to the retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 35.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2013	708
2014	741
2015	762
2016	784
2017	806
2018 to 2022	4,399

c)	Defined contribution plans

The defined contribution plans have assets relating to sponsors’ contributions not yet included in the participant’s account balance due to loss of eligibility to a plan benefit, as well as resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

The amount recognized in assets is R$ 2,328 (R$ 1,443 from 01/01 to 12/31/2011) (Note 20a).

Total revenue recognized for defined contribution plans includes the following components:

	01/01 to 12/31/2012	01/01 to 12/31/2011
Contribution	(146)	(144)
Gain/(Loss) in Plan Assets	1,035	150
Effects on asset ceiling	(4)	268
Total revenue recognized in income for the period	885	274

F.93

During the period, the contributions to the defined contribution plans, including PGBL, totaled R$ 196 (R$ 193 at 12/31/2011), of which R$ 146 (R$ 144 at 12/31/2011) were pension funds.

d)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for former workers and beneficiaries.

I-	Changes

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

	12/31/2012	12/31/2011
At the beginning of the period	(120)	(105)
Interest cost	(11)	(10)
Benefits paid	6	6
Actuarial loss	(23)	(11)
At the end of the period (Note 20b)	(148)	(120)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2013	6
2014	7
2015	7
2016	8
2017	8
2018 a 2022	52

II-	Assumptions and sensitivity at 1%

For calculation of projected benefits obligations in addition to the assumptions used for the defined benefit plans (Note 29b I), an 8.16% p.a. increase in medical costs assumption is assumed.

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

	1.0% increase	1.0% decrease
Effects on service cost and interest cost	2	(2)
Effects on present value of obligation	26	(21)

F.94

NOTE 30 – INSURANCE CONTRACTS

a)	Insurance contracts

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market Insurance and private pension. Products are offered through insurance brokers (third parties operating in the market and its own brokers), Itaú Unibanco branches and electronic channels, according to their characteristics and regulatory requirements.

In all segments, a new product is created when new demands and opportunities arise in the market or from a specific negotiation.

The products developed are submitted to a committee, coordinated and controlled by the Governance of Products, in which all flows comprising the operational, commercial, legal, accounting, financial, internal control and technology aspects are analyzed, discussed and approved by the various areas involved.

The governance process of product evaluation is regulated by the Corporate Policy on Product and Operations Evaluation, and requires the integration of activities between product and evaluation areas, forming an organized group of activities that aims to add value to customers and to promote competitive differentials.

Internal rules provide for and support product evaluation and approval flows, attribution of responsibilities, provisions for carrying out processes, and also maximum and minimum balance limits, contribution, minimum premium and other, which aim at preserving the consistency of the process and product results.

There are also policies on underwriting risks in each segment, such as technical actuarial limits per insurance line and coverage, which are controlled systemically or operationally.

This product creation process involves the following steps:

•	Development of the product by managers in order to meet a market demand.
•	Submission of the detailed product characteristics to Governance.
•	Parameterization of new products in IT systems with the concomitant evaluation of the need for developing new implementation.
•	Launch of the product after authorization from the Product Governance Committee.

For private pension products, registration with the Brazilian Securities and Exchange Commission (CVM) and approval of actuarial technical notes and rules from SUSEP for sales is also required. It is also possible to custom minimum amounts, fund management and entry fees, actuarial table and interest upon negotiation with evaluation of an internal pricing model agreed in a specific contract.

There are policies on appropriate balances and minimum contributions to each negotiation. Risk benefits, considered ancillary coverage, follow their own and specific conditions, such as coverage limits, target audience and proof of good health, among others, according to each agreement. In addition, increased risks may exceed the loss coverage through reinsurance.

Each product has rules according to the channel and segment to which it will be sold. Pricing policies are determined according to internal models, in compliance with the corporate standard pricing model developed by the Risk and Financial Controls Area, in the context of the Governance of product evaluation.

The cost management of insurance and private pension products includes the groups of administrative, operating and selling expenses, where administrative expenses based on the recognition by cost centers, are allocated to products and sales channels according to the definition of the respective activities, following the corporate managerial model of the ITAÚ UNIBANCO HOLDING. Operating and selling expenses are based on the line for product identification and policy segmentation in order to define the sales channel.

F.95

b)	Main products

I-	Insurance

ITAÚ UNIBANCO HOLDING, through its insurance companies, supplies the market with insurance products with the purpose of assuming risks and restoring the economic balance of the assets of the policyholder if damaged.

In this segment, clients are mainly divided into the Individual (Retail, UniClass, Personnalité and Private) and Corporate (Companies, Corporate and Condominium) markets.

The contract entered into between the parties aims at guaranteeing the protection of the client's assets. Upon payment of a premium, the policyholder is protected through previously-agreed replacement or indemnification clauses for damages. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves administered by themselves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks.

The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, and life insurance.

•	Property and casualty insurance: covers losses, damages or liabilities for assets or persons, excluding from this classification life insurance lines.

•	Life insurance: includes coverage for death and personal accidents.

	Loss ratio		Sales ratio
	%		%
Main insurance lines	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2012	01/01 to 12/31/2011
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	87.7	86.4	1.5	1.5
Commercial multiple peril	43.7	43.6	15.7	17.7
Group life	44.6	39.0	10.8	11.5
Credit life	21.4	21.8	23.1	25.2
Extended warranty - assets	17.9	19.5	65.1	65.4
Specified and all risks	85.6	71.0	4.5	6.0
Group accident insurance	7.9	6.3	37.8	45.3

II-	Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long-term investments, private pension products are divided into three major groups:

•	PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return (rather than the simplified version), because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income.

•	VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

•	FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management's discretion, but instead represents an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

F.96

III – Income from insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	Premiums and contributions direct issued		Reinsurance		Retained premiums and contributions
	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2012	01/01 to 12/31/2011	01/01 to 12/31/2012	01/01 to 12/31/2011
VGBL	15,890	10,010	-	-	15,890	10,010
PGBL	1,554	1,424	-	(1)	1,554	1,423
Warranty extension - assets	1,368	1,365	-	-	1,368	1,365
Group life	1,299	1,165	(41)	(24)	1,258	1,141
Group accident insurance	642	661	-	(1)	642	660
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	404	308	-	-	404	308
Credit life	460	461	(2)	-	458	461
Traditional	278	369	-	-	278	369
Multiple risks	221	207	(54)	(36)	167	171
Commercial multiple peril	204	176	(49)	(38)	155	138
Serious or terminal diseases	130	111	-	-	130	111
Specified and all risks	479	480	(361)	(384)	118	96
Individual accident	104	108	(2)	-	102	108
General liability	125	80	(57)	(27)	68	53
Petroleum risks	282	257	(237)	(220)	45	37
Individual life	18	20	-	-	18	20
Engineering risks	104	72	(88)	(64)	16	8
Other lines	1,186	905	(275)	(215)	911	690
Total	24,748	18,179	(1,166)	(1,010)	23,582	17,169

c)	Technical reserves for insurance and private pension

Technical reserves for insurance and private pension are recognized according to the criteria established by the National Council of Private Insurance (CNSP) Resolution No. 162 of December 26, 2006 and subsequent amendments.

I -	Insurance:

•	Reserve for unearned premiums – Recognized based on premiums issued, calculated on a “pro rata” basis, and represents the portion of premium corresponding to the policy period not yet elapsed. The reserve for unearned premiums for risks in force but not yet issued is recognized based on a technical actuarial note, and has the objective of estimating a portion of unearned premiums related to risks assumed by insurance companies and that are for policies that are still in the process of issuance;

•	Reserve for premium deficiency – Recognized according to a technical actuarial note if a premium deficiency is found;

•	Reserve for unsettled claims – Recognized based on claims of loss in an amount sufficient to cover future commitments. In order to determine the amount to be provided for claims awaiting judicial decision, court-appointed experts and legal advisors make assessments based on the insured amounts and technical rules, taking into consideration the likelihood of an unfavorable outcome to the insurance company.

•	Reserve for claims incurred but not reported - IBNR – Recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not yet reported;

•	Other provisions – Recognized based on the technical provision for extension of warranty in the extended warranty line, and the calculation is made over the period from the date the insurance contract becomes effective and the risk initial coverage date, the amount to be recognized being equal to the retained commercial premium.

F.97

II – Private pension:

The mathematical reserves represent amounts of obligations assumed as insurance for living benefits, retirement plans, disability, pension and annuity and are calculated according to the method of accounting provided for in the contract.

•	Mathematical reserves for benefits to be granted and benefits granted – Correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively;

•	Provision for insufficient contribution – Recognized when insufficient premiums or contribution are determined;

•	Reserve for unexpired risks – Recognized to reflect the estimate of risks in force but not expired;

•	Reserve for claims incurred but not reported - IBNR – Recognized based on the estimated amount of claims incurred but not reported;

•	Reserve for financial surplus – Refers to the difference between the contributions adjusted daily by the gains/losses in the investment portfolio and the accumulated fund recorded;

•	Other reserves – Mainly refer to the reserve for administrative expenses recognized according to an actuarial technical note to cover expenses arising from the payment of benefits provided for in the plan, in view of the claims incurred and to be incurred. It also includes the heading Redemptions and/or Other Policy Benefits that refers to amounts not yet paid through the balance sheet date.

III - Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

F.98

	12/31/2012				12/31/2011
	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total
Opening balance	7,609	20,893	42,402	70,904	5,527	18,296	33,041	56,864
(+) Additions arising from premiums/contribution	6,940	1,893	15,710	24,543	6,775	1,706	9,936	18,417
(-) Deferral of risk	(6,576)	-	-	(6,576)	(5,788)	-	-	(5,788)
(-) Payment of claims/benefits	(2,126)	(92)	(6)	(2,224)	(1,508)	(103)	(6)	(1,617)
(+) Reported claims	3,073	-	-	3,073	2,020	-	-	2,020
(-) Redemptions	(4)	(985)	(5,213)	(6,202)	(152)	(917)	(3,745)	(4,814)
(+/-) Net portability	-	161	57	218	(115)	152	(14)	23
(+) Adjustment of reserves and financial surplus	3	1,891	4,440	6,334	1	1,658	3,362	5,021
(+/-) Other (recognition/reversal)	201	(32)	79	248	849	101	(172)	778
Reserves for insurance and private pension	9,120	23,729	57,469	90,318	7,609	20,893	42,402	70,904

	INSURANCE		PRIVATE PENSION		TOTAL
	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Mathematical reserve for benefits to be granted and benefits granted	19	17	79,733	61,953	79,752	61,970
Unearned premiums	3,371	3,026	-	-	3,371	3,026
Unsettled claims (*)	3,222	2,297	-	-	3,222	2,297
IBNR (*)	821	712	12	10	833	722
Premium deficiency	336	313	-	-	336	313
Insufficient contribution	-	-	750	692	750	692
Financial surplus	1	2	514	475	515	477
Other (Note 30c I)	1,350	1,242	189	165	1,539	1,407
Total	9,120	7,609	81,198	63,295	90,318	70,904

(*) The provision for unsettled claims and IBNR is detailed in Note 30e.

F.99

d)	Deferred selling expenses

Deferred acquisition costs of insurance are direct and indirect costs incurred to sell, underwrite and originate a new insurance contract.

Direct costs are basically commissions paid for brokerage services, agency and prospecting efforts and are deferred for amortization in proportion to the recognition of revenue from earned premiums, that is, over the coverage period, for the term of effectiveness of contracts, according to the calculation rules in force.

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Balance at 01/01/2012	2,064
Increase	207
Amortization	(40)
Balance at 12/31/2012	2,231
Balance to be amortized in up to 12 months	1,412
Balance to be amortized after 12 months	819

Balance at 01/01/2011	1,649
Increase	583
Amortization	(168)
Balance at 12/31/2011	2,064
Balance to be amortized in up to 12 months	1,495
Balance to be amortized after 12 months	569

The amounts of deferred selling expenses from reinsurance are stated in Note 30I.

F.100

e)	Table of loss development

Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet at December 31, 2012.

The reserve for unsettled claims is comprised as follows, at December 31, 2012:

I – Gross of reinsurance

Reserve for unsettled claims and for claims incurred but not reported
Liability claims presented in the development table	2,526
DPVAT operations	226
Retrocession and other estimates	470
Total of provision (*)	3,222

(*) The total provision refers to provision for unsettled claims stated in note 30c III.

Occurrence date	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012	Total
At the end of reporting period	1,766	1,444	1,882	1,534	2,353
After 1 year	1,757	1,452	2,069	1,711
After 2 years	1,763	1,452	2,065
After 3 years	1,730	1,463
After 4 years	1,806

Current estimate	1,806	1,463	2,065	1,711	2,353	9,398
Accumulated payments through base date	1,638	1,359	1,824	1,368	1,144	7,333
Liabilities recognized in the balance sheet	168	104	241	343	1,209	2,065
Liabilities in relation to years prior to 2008						461
Total liabilities included in balance sheet						2,526

II - Net of reinsurance

Reserve for unsettled claims and for claims incurred but not reported
Liability claims presented in the development table	756
DPVAT operations	226
Reinsurance, retrocession and other estimates	2,240
Total of provision (*)	3,222

(*) The total provision refers to provision for unsettled claims stated in note 30c III.

Occurrence date	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012	Total
At the end of reporting period	1,144	1,151	1,184	1,177	1,387
After 1 year	1,134	1,155	1,159	1,231
After 2 years	1,146	1,157	1,184
After 3 years	1,143	1,160
After 4 years	1,150

Current estimate	1,150	1,160	1,184	1,231	1,387	6,112
Accumulated payments through base date	1,101	1,116	1,130	1,138	1,038	5,523
Liabilities recognized in the balance sheet	49	44	54	93	349	589
Liabilities in relation to years prior to 2008						167
Total liabilities included in balance sheet						756

Variations observed in the estimates of losses occurred in 2010 result mainly from atypical events, with gross amounts frequently higher than the average previously observed. However, as the percentages for reinsurance are high, the net analysis is not affected by this factor. In addition, in view of the high volatility inherent in the analysis of reinsurance gross data, particularly in all risks operations, the analysis of amounts net of reinsurance is recommended.

F.101

f)	Liability adequacy test

As established in IFRS 4 – “Insurance Contracts”, an insurance company must carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of projected cash flow. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability Adequacy Test did not show any deficiency in this period.

The assumptions used in the test were as follows:

a)	The risk grouping criteria are Insurance plans consider groups subject to similar risks jointly managed as a single portfolio.

b)	The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of held-to-maturity securities of the Guarantee Assets portfolio.

c)	The methodology for testing all products is based on the projection of cash flows. Specifically for insurance products, cash flows were projected using the method known as chain-ladder triangle of quarterly frequency.

d)	Cancellations, partial redemptions, future contributions, conversions into annuity income and administrative expenses are periodically reviewed pursuant to the best practices and analysis of the experience in the subsidiaries. Accordingly, they represent the current best estimates for projections.

e)	Mortality: biometric tables broken down by gender, adjusted according to life expectancy development (improvement).

g)	Insurance risk – effect of changes on actuarial assumptions

Property insurance is a short-lived insurance, and the main actuarial assumptions involved in the management and pricing of the associated risks are claims frequency and severity. Volatility above the expected number of claims and amount of claim indemnities may result in unexpected losses.

Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial risk and behavioral risk.

Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance).

Products offering financial guarantee predetermined under contract involve financial risk inherent in the underwriting risk, with such risk being considered insurance risk.

Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING benchmarks and the experience of the actuaries.

F.102

Sensitivity analysis were carried out with the amounts of current estimates based on the variations of the main actuarial assumptions. The results of LAT (liability adequacy test) sensitivity analysis were as follows:

	12/31/2012		12/31/2011
	Impact on the result of LAT		Impact on the result of LAT
Sensitivity analysis	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance

5% increase in mortality rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency
5% decrease in mortality rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency

0.1% increase in risk-free interest rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency
0.1% decrease in risk-free interest rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency

5% increase in conversion in income rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency
5% decrease in conversion in income rates	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency

5% increase in claims	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency
5% decrease in claims	Without insufficiency	Without insufficiency	Without insufficiency	Without insufficiency

h)	Risks of insurance and private pension

ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long-term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas.

Large risks products are distributed by brokers. In the case of the extended warranty product, this is marketed by the retail company that sells the product to consumer. The DPVAT production results from the participation that the insurance companies of ITAÚ UNIBANCO HOLDING have in the Leading Insurance Company of the DPVAT consortium.

F.103

There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels. For large risks products, the strategy of lower retention is adopted, in accordance with certain lines shown below:

	01/01 to 12/31/2012			01/01 to 12/31/2011
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)

PROPERTY AND CASUALTY
Extended warranty	1,368	1,368	100.0	1,365	1,365	100.0
Credit life	460	458	99.6	461	461	100.0
Mandatory personal injury caused by motor vehicle (DPVAT)	404	404	100.0	308	308	100.0

INDIVIDUALS
Group life	1,299	1,258	96.8	1,165	1,141	97.9
Group accident insurance	642	642	100.0	661	660	99.8
Individual accident	104	102	98.1	109	108	99.1
Individual life	18	18	100.0	20	19	95.0

LARGE RISKS
Specified and operational risks	479	118	24.6	480	96	20.0
Petroleum risks	282	45	16.0	257	37	14.4
Engineering	104	16	15.4	72	8	11.1

F.104

i)	Underwriting risk management structure

•	Centralized control over underwriting risk

The risk control of the insurance company is centralized by the independent executive area responsible for risk control, while the management of risk is the responsibility of the business units exposed to underwriting risk and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Decentralized management of underwriting risk

The underwriting risk management is the responsibility of the business area coordinated by the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries with the participation of the institutional actuarial area and product units and managers. These units, in their daily operations, accept risks based on the profitability of their businesses.

j)	Duties and responsibilities

I-	Independent executive area responsible for risk control

This area has the following attributes:

•	Validation and control of underwriting risk models.

•	Control and evaluation of changes in the policies of insurance and private pension.

•	Monitoring the performance of the insurance and private pension portfolios.

•	Construction of underwriting risk models.

•	Risk assessment of insurance and private pension products when created and on an ongoing basis.

•	Establishment and publication of the underwriting risk management structure.

•	Adoption of remuneration policies that discourage behavior incompatible with a risk level considered prudent in the policies and long-term strategies established by ITAÚ UNIBANCO HOLDING.

II-	Executive area responsible for operational and efficiency risk

•	Devise methods for identifying, assessing, monitoring, controlling and mitigating operational risk.

•	Report, on a regular basis, operational risk events to the independent executive area responsible for risk control.

•	Respond to requests from the Central Bank of Brazil, and other Brazilian regulatory authorities related to operational risk management, as well as monitor the adherence of business units and control areas of ITAÚ UNIBANCO HOLDING under the coordination of the legal compliance area to the regulation of the legal oversight authorities.

III-	Business units exposed to underwriting risk

•	Set out and/or adjust products to the requirements of the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Respond to requests of the independent executive area responsible for risk control, preparing or providing databases and information for preparation of managerial reports or specific studies, when available.

•	Guarantee the quality of the information used in probability of loss models and claim losses.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding for modeling by the independent executive area responsible for risk control and the risk management area of the insurance company.

IV - Reinsurance area

•	Formulate policies on access to reinsurance markets, regulating the underwriting operations aligned with the underwriting credit rating by the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding for modeling by the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.

F.105

•	Submit managerial reports to the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Guarantee the update, reach, scope, accuracy and timeliness of information on reinsurance.

V-	Risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries

•	Formulate underwriting policies and procedures that address the entire underwriting cycle.

•	Develop strategic indicators, informing about possible gaps to higher levels.

•	Submit managerial reports to the independent executive area responsible for risk control.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding and modeling by the independent executive area responsible for risk control.

•	Monitor the risks incurred by business units exposed to underwriting risk.

•	Report with quality and speed the required information under its responsibility to the Brazilian regulatory authorities.

VI-	Actuarial area

•	Construct and improve models of Provisions and Reserves and submit them duly documented to the independent executive area responsible for the risk control and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Submit managerial reports to the independent executive area responsible for risk control.

•	Guarantee the reach, scope, accuracy and timeliness of information related to operations for which the accounting reconciliation was properly carried out.

•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding and modeling by the independent executive area responsible for risk control.

VII- Internal controls area

•	Check, on a regular basis, the adequacy of the internal controls system.

•	Conduct periodic reviews of the risk process of Insurance operations to ensure completeness, accuracy and reasonableness.

VIII- Internal audit

Carry out independent and periodic checks as to the effectiveness of the risk control process of insurance and private pension operations, according to the guidelines of the audit committee.

Insurance and private pension managers work together with the investment manager to ensure that assets backing long-term products, with guaranteed minimum returns are managed according to the characteristics of the liabilities aiming at actuarial balance and long-term solvency.

A detailed mapping of the liabilities of long-term products that result in payment flows of projected future benefits is performed annually. This mapping is carried out in accordance with actuarial assumptions.

The investment manager, having this information, uses Asset Liability Management models to find the best asset portfolio composition that enables the mitigating of risks entailed in this type of product, considering its long-term economic and financial feasibility. The portfolio of backing assets are periodically balanced based on the fluctuations in market prices of assets, liquidity needs, and changes in characteristics of liabilities.

F.106

k)	Market, credit and liquidity risk

Market risk

Market risk is the possibility of incurring losses due to fluctuations in the market values of positions held by a financial institution, including risks of transactions subject to variations in foreign exchange and interest rates, share values, of prices indexes and commodity prices, among other indexes on these risk factors.

The market risk limit structure and warnings follow the guidelines of the Board of Directors and is approved by the Superior Risk Committee (CSRisc) after discussions and deliberations of the Superior Institutional Treasury Committee (CSTI) on metrics and market risk limits. The review of this structure of limits is performed at least annually.

Market risk is analyzed based on the following metrics:

•	Value at Risk (VaR): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a certain time horizon and confidence interval (Note 36);
•	Losses in Stress Scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when various risk factors are subject to extreme market situations (based on prospective scenarios) in the portfolio;
•	Sensitivity (DV01- Delta Variation Risk): in relation to insurance operations, impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency.

	12/31/2012		12/31/2011
Class	Account balance	DV01	Account balance	DV01
	(R$ million)		(R$ million)
Government securities
NTN-C	3,254	(3.53)	2,936	(2.66)
NTN-B	1,821	(2.20)	1,544	(1.29)
NTN-F	7	-	21	(0.00)
LTN	168	(0.00)	-	-

DI Future	1	-	19	(0.00)

Private securities
Indexed to IGPM	26	(0.00)	139	(0.02)
Indexed to IPCA	289	(0.22)	217	(0.17)
Indexed to PRE	67	(0.01)	74	-

Shares	523	5.23	376	3.76

Floating assets	5,660	-	5,622	-

Under agreements to resell	4,574	-	6,237	-

F.107

Liquidity Risk

Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed continuously based on the monitoring of payment flows related to its liabilities vis-à-vis the inflows generated by its operations and financial assets portfolio. Additionally, according to the principles of prudence and conservative accounting, ITAÚ UNIBANCO HOLDING has funds invested in short-term assets, available on demand, to cover its regular needs and any liquidity contingencies.

Liabilities	12/31/2012		12/31/2011		Assets	12/31/2012		12/31/2011
	Amount	DU (*)	Amount	DU (*)	Backing asset	Amount	DU (*)	Amount	DU (*)
Technical provision
PPNG, PPNG-RVNE, PCP and OPT (1)	1,746	17	1,690	12	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	1,746	7	1,690	7
Reserve for premium deficiency	253	182	233	187	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	253	7	233	7
IBNR and Provision for unsettled claims (2)	1,409	18	1,401	19	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	1,409	7	1,401	7
Other Reserves	345	-	303	-	LFT, Repurchase Agreements, NTN-B, CDB and Debentures	345	-	303	-
Subtotal	3,753		3,627		Subtotal	3,753		3,627
Provisions
Administrative expenses	41	126	43	125	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	41	7	43	7
Mathematical reserve for benefits granted	1,066	126	977	126	LFT, Repurchase Agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and Debentures	1,066	136	977	124
Mathematical reserve for benefits to be granted – PGBL/ VGBL	75,055	133	57,626	109	LFT, Repurchase Agreements, LTN, LTN-B, NTN-C, NTN-F, CDB, LF and Debentures (3)	75,055	27	57,626	8
Mathematical reserve for benefits to be granted – Traditional	3,630	179	3,365	116	LFT, Repurchase Agreements, NTN-B, NTN-C, Debentures	3,630	136	3,365	109
Insufficient contribution	751	179	692	109	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	751	136	692	109
Financial surplus	515	179	477	109	LFT, Repurchase Agreements, NTN-B, CDB, LF and Debentures	515	136	477	109
Subtotal	81,058		63,180		Subtotal	81,058		63,180
Total technical reserves	84,811		66,807		Total backing assets	84,811		66,807

(*) DU – Duration in months

(1) Net amount of Credit Right.

(2) Net of escrow deposits and reserves retained IRB.

(3) Excluding PGBL / VGBL reserves allocated in variable income.

F.108

Credit Risk

For reinsurance operations, the internal policy prohibits excess concentration in only one reinsurer. At present the reinsurer with the largest share of our operations represents less than 39% of total. In addition, we follow the SUSEP rules about reinsurers with which we operate, mainly with respect to “solvency rating, issued by a rating agency”, with the following minimum levels:

Rating agency	Minimum required level
Standard & Poor's	BBB-
Fitch	BBB-
Moody´s	Baa3
AM Best	B+

I)	Reinsurance

Expenses and revenues from reinsurance premiums ceded are recognized in the period when they occur, according to the accrual basis, with no offset of assets and liabilities related to reinsurance except in the event there is a contractual provision for the offset of accounts between the parties. Analyses of reinsurance required are made to meet the current needs of ITAÚ UNIBANCO HOLDING, maintaining the necessary flexibility to comply with changes in management strategy in response to the various scenarios to which it may exposed.

With the approval of the Supplementary Law No. 126 of January 15, 2007, the reinsurance market was opened with the creation of three categories of companies authorized to operate in Brazil: local, admitted and occasional (the last two being respectively reinsurance companies with or without representative office in Brazil). The transition to the new market was made progressively, maintaining the right of local reinsurance companies at 60% of premiums ceded by insurance companies until January 2010; after this period, this percentage may be reduced to 40%. From March 31, 2011, this percentage of 40% shall be obligatorily ceded to local reinsurance companies.

Reinsurance assets

Reinsurance assets represent the estimated amounts recoverable from reinsurers in connection with losses incurred. Such assets are evaluated based on risk assignment contracts, and for cases of losses effectively paid, they are reassessed after 365 days as to the possibility of impairment; in case of doubts, such assets are reduced by recognizing an allowance for losses on reinsurance.

Reinsurance transferred

ITAÚ UNIBANCO HOLDING transfers, in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its policyholders and is in compliance with the operational limits established by the regulating authority. In addition to proportional contracts, non-proportional contracts are also entered into in order to transfer a portion of the responsibility to the reinsurance company for losses that exceed a certain level of losses in the portfolio. Non-proportional reinsurance premiums are included in Other assets - prepaid expenses and amortized to Other operating expenses over the effectiveness period of the contract on a daily accrual basis.

F.109

I- Changes in balances of transactions with reinsurance companies

	Credits		Debits
	12/31/2012	12/31/2013	12/31/2012	12/31/2011
Opening balance	214	176	313	106
Issued contracts	-	-	1,106	926
Recoverable claims	26	52	-	-
Prepayments/Payments to Reinsurer	(7)	32	(1,043)	(751)
Monetary adjustment and interest of claims	-	-	8	32
Other increase/reversal	1	(46)	-	-
Closing balance	234	214	384	313

II – Balances of technical reserves with reinsurance assets

	12/31/2012	12/31/2011
Reinsurance claims	2,098	1,394
Reinsurance premiums	700	535
Reinsurance commission	(45)	(58)
Closing balance	2,753	1,871

III – Changes in balances of technical reserves for reinsurance claims

	12/31/2012	12/31/2011
Opening balance	1,394	1,185
Reported claims	1,313	615
Paid claims	(598)	(101)
Other increase/reversal	(11)	(305)
Closing balance	2,098	1,394

IV – Changes in balances of technical reserves for reinsurance premiums

	12/31/2012	12/31/2011
Opening balance	535	404
Receipts	1,049	814
Payments	(884)	(683)
Closing balance	700	535

V – Changes in balances of technical reserves for reinsurance commission

	12/31/2012	12/31/2011
Opening balance	(58)	(59)
Receipts	(64)	(50)
Payments	77	51
Closing balance	(45)	(58)

F.110

m)	Regulatory authorities

Insurance and private pension operations are regulated by the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). These authorities are responsible for regulating the market, and consequently for assisting in the mitigation of risks inherent in the business.

The National Council of Private Insurance (CNSP) is the regulatory authority of insurance activities in Brazil, created by Decree-Law No. 73, of November 21, 1966. The main attribution of CNSP, at the time of its creation, was to set out the guidelines and rules of government policy on private insurance segments, and with the enactment of Law No. 6,435, of July 15, 1977, its attributions included private pension of public companies.

The Superintendence of Private Insurance (SUSEP) is the authority responsible for controlling and overseeing the insurance, private pension, and reinsurance markets. An agency of the Ministry of Finance, it was created by the Decree-Law No. 73, of November 21, 1966, which also created the National System of Private Insurance, comprising the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A. – IRB Brasil Re, the companies authorized to have private pension plans and the open-ended private pension companies.

n)	Capital requirements for insurance activity

The National Council of Private Insurance (CNSP), following the worldwide trend towards the strengthening of the insurance market, disclosed on December 6, 2010, CNSP Resolution No. 227, (which revoked Resolutions No. 178 of December 28, 2007 and No. 200 of December 16, 2008), and Circular No. 411 of December 22, 2010. These documents define the rules on the regulatory capital required for authorization and operation of insurance and private pension companies, and rules for the allocation of capital to underwriting risk for the various insurance lines. In January 2011, CNSP Resolution No. 228, of December 6, 2010, which provides for the criteria for establishment of additional capital based on credit risk of the supervised companies, came into effect.

The adjusted stockholders’ equity of ITAÚ UNIBANCO HOLDING companies exclusively engaged in insurance and private pension activities is higher than the required regulatory capital. The insurance companies of ITAÚ UNIBANCO HOLDING present capital exceeding the regulatory minimum capital at R$ 1,362 (R$ 2,049 at 12/31/2011) in Itaú Seguros S.A., and R$ 553 (R$ 1,565 at 12/31/2011) Itaú Vida e Previdência S.A..

F.111

NOTE 31 – FAIR VALUE OF FINANCIAL INSTRUMENTS

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated fair values for financial instruments:

	12/31/2012		12/31/2011
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	77,668	77,668	108,721	108,721
Interbank deposits	23,826	23,853	27,821	27,849
Securities purchased under agreements to resell	162,737	162,737	92,248	92,248
Financial assets held for trading (*)	145,516	145,516	121,889	121,889
Financial assets designated at fair value through profit or loss (*)	220	220	186	186
Derivatives (*)	11,597	11,597	8,754	8,754
Available-for-sale financial assets (*)	90,869	90,869	47,510	47,510
Held-to-maturity financial assets	3,202	4,517	3,105	3,713
Loan operations and lease operations	341,271	343,375	322,391	323,021
Other financial assets	44,492	44,492	40,254	40,254
Financial liabilities
Deposits	243,200	243,127	242,636	242,554
Securities sold under repurchase agreements	267,405	267,405	185,413	185,413
Financial liabilities held for trading (*)	642	642	2,815	2,815
Derivatives (*)	11,069	11,069	6,747	6,747
Interbank market debt	97,073	96,858	90,498	90,350
Institutional market debt	72,028	71,036	54,807	54,681
Liabilities for capitalization plans	2,892	2,892	2,838	2,838
Other financial liabilities	50,255	50,255	44,119	44,119

(*) These assets and liabilities are recorded in the balance sheet at their fair value.

Financial instruments not included in the Balance Sheet (Note 36) are represented by Standby Letters of Credit and Guarantees Provided, which amount to R$ 60,310 (R$ 51,530 at 12/31/2011) with an estimated fair value of R$ 728 (R$ 695 at 12/31/2011).

The methods and assumptions adopted to estimate the fair value are defined below:

a)	Cash and Deposits on Demand, Central Bank Compulsory Deposits and Securities Purchased under Agreements to Resell – The carrying amounts for these instruments approximate their fair values.

b)	Interbank Deposits – ITAÚ UNIBANCO HOLDING estimates the fair values of interbank investments by discounting the estimated cash flows and adopting the market interest rates.

c)	Financial Assets Held for Trading, including Derivatives (Assets and Liabilities), Financial Assets designated at Fair Value through Profit or Loss, Available-for-sale Financial Assets and Held-to-Maturity Financial Assets – Under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. The fair value of government securities are determined based on the interest rates provided by third parties in the market and they are validated by comparing them with the information disclosed by ANDIMA. The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•	Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at BM&FBOVESPA, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).

•	Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps.

F.112

•	Options: The fair values are determined based on mathematical models (such as Black&Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•	Credit Risk: Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves adjusted for credit risk.

d)	Loan operations and lease operations – The fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying interest rates close to ITAÚ UNIBANCO HOLDING current rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor.

e)	Other Financial Assets – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities and trading and intermediation of securities. The carrying amounts for these assets substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets without significant associated market or credit risks.

In accordance with IFRS, ITAÚ UNIBANCO HOLDING classifies fair value measurements in a fair value hierarchy that reflects the significance of inputs adopted in the measurement process.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Financial Assets for Trading, Available for Sale, and Designated at Fair Value through Profit or Loss:

Level 1: Highly-liquid securities with prices available in an active market are classified in Level 1 of the fair value hierarchy. This classification level includes most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), securities of foreign governments, shares and debentures traded on stock exchanges and other securities traded in an active market.

Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures and some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds.

F.113

Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities (mainly NTN-I, NTN-A1, CRI, TDA and CCI falling due after 2025, CVS and promissory notes) and securities that are not usually traded in an active market.

Derivatives:

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives not traded on stock exchanges, ITAÚ UNIBANCO HOLDING estimates the fair value by adopting a variety of techniques, such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even the discounted cash flow models usually adopted in the financial market. Derivatives included in Level 2 are credit default swaps, cross currency swaps, interest rate swaps, plain vanilla options, certain forwards and generally all swaps. All models adopted by ITAÚ UNIBANCO HOLDING are widely accepted in the financial services industry and reflect all derivative contractual terms. Considering that many of these models do not require a high level of subjectivity, since the methodologies adopted in the models do not require major decisions and information for the model are readily observed in the actively quotation markets, these products were classified in Level 2 of the measurement hierarchy.

Level 3: The derivatives with fair values based on non-observable information in an active market were classified into Level 3 of the fair value hierarchy, and are comprised of non-standard options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and USD Check, credit derivatives and futures of certain commodities. These operations have their pricing derived from a range of volatility using the basis of historical volatility.

All aforementioned valuation methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date.

F.114

Distribution by level

The following table presents the breakdown of risk levels at 12/31/2012 and 12/31/2011 for financial assets held for trading and available-for-sale financial assets.

	12/31/2012				12/31/2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	118,548	26,948	20	145,516	100,041	21,558	290	121,889
Investment funds	-	1,468	-	1,468	-	1,339	-	1,339
Brazilian government securities	111,045	161	-	111,206	93,727	187	-	93,914
Brazilian external debt bonds	1,286	-	-	1,286	910	-	-	910
Government securities – other countries	710	162	-	872	722	80	-	802
Argentina	106	-	-	106	225	-	-	225
United States	345	-	-	345	292	-	-	292
Mexico	225	-	-	225	205	-	-	205
Chile	-	108	-	108	-	50	-	50
Uruguay	-	33	-	33	-	27	-	27
Colombia	34	-	-	34	-	3	-	3
Other	-	21	-	21	-	-	-	-
Corporate securities	5,507	25,157	20	30,684	4,682	19,952	290	24,924
Shares	2,815	-	-	2,815	2,241	56	-	2,297
Securitized real estate loans	-	21	-	21	-	24	-	24
Bank deposit certificates	-	2,933	-	2,933	-	7,820	-	7,820
Debentures	2,692	1,944	-	4,636	2,434	1,092	-	3,526
Eurobonds and others	-	1,612	-	1,612	7	1,424	-	1,431
Promissory notes	-	-	20	20	-	-	290	290
Financial credit bills	-	18,441	-	18,441	-	8,973	-	8,973
Other	-	206	-	206	-	563	-	563
Available-for-sale financial assets	48,351	40,029	2,489	90,869	20,988	24,926	1,596	47,510
Investment funds	-	255	-	255	-	806	-	806
Brazilian government securities	25,131	25	306	25,462	12,120	45	259	12,424
Brazilian external debt bonds	18,065	-	-	18,065	5,906	-	-	5,906
Government securities – other countries	602	6,535	-	7,137	11	4,306	-	4,317
United States	375	-	-	375	-	-	-	-
Denmark	-	2,554	-	2,554	-	1,949	-	1,949
Spain	-	-	-	-	-	418	-	418
Korea	-	1,662	-	1,662	-	295	-	295
Mexico	-	-	-	-	11	-	-	11
Chile	-	1,534	-	1,534	-	995	-	995
Paraguay	-	491	-	491	-	344	-	344
Uruguay	-	294	-	294	-	268	-	268
Belgium	71	-	-	71	-	-	-	-
France	57	-	-	57	-	37	-	37
United Kingdom	83	-	-	83	-	-	-	-
Other	16	-	-	16	-	-	-	-
Corporate securities	4,553	33,214	2,183	39,950	2,951	19,769	1,337	24,057
Shares	2,258	1,554	-	3,812	808	3,170	-	3,978
Securitized real estate loans	-	7,200	1,368	8,568	-	7,323	691	8,014
Bank deposit certificates	-	391	-	391	-	274	-	274
Debentures	2,280	11,684	-	13,964	2,103	5,133	-	7,236
Eurobonds and others	15	5,576	5	5,596	40	3,598	-	3,638
Promissory notes	-	-	777	777	-	-	646	646
Rural Product Note	-	778	-	778	-	108	-	108
Financial credit bills	-	5,720	-	5,720	-	-	-	-
Other	-	311	33	344	-	163	-	163
Financial assets designated at fair value through profit or loss	-	220	-	220	-	186	-	186
Brazilian government securities	-	220	-	220	-	186	-	186
Financial liabilities designated at fair value	-	642	-	642	-	2,815	-	2,815
Structured notes	-	642	-	642	-	2,815	-	2,815

The following table presents the breakdown of risk levels at 12/31/2012 and 12/31/2011 for our derivative assets and liabilities.

	12/31/2012				12/31/2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - Assets	-	11,284	313	11,597	17	7,832	905	8,754
Options	-	1,759	147	1,906	-	1,755	688	2,443
Forwards	-	3,528	2	3,530	-	1,876	3	1,879
Swap – Differential receivable	-	3,661	25	3,686	-	2,732	18	2,750
Check of swap	-	35	-	35	-	4	-	4
Credit derivatives	-	728	-	728	-	399	-	399
Forwards	-	379	-	379	-	450	1	451
Futures	-	-	-	-	17	9	-	26
Other derivatives	-	1,194	139	1,333	-	607	195	802
Derivatives - Liabilities	(23)	(10,877)	(169)	(11,069)	-	(6,047)	(700)	(6,747)
Options	-	(2,132)	(149)	(2,281)	-	(1,930)	(676)	(2,606)
Forwards	-	(2,291)	(2)	(2,293)	-	(811)	(7)	(818)
Swap – Differential payable	-	(5,053)	(15)	(5,068)	-	(2,782)	(16)	(2,798)
Swap with USD check	-	(42)	-	(42)	-	(2)	-	(2)
Credit derivatives	-	(90)	-	(90)	-	(110)	-	(110)
Forwards	-	(343)	(3)	(346)	-	(325)	(1)	(326)
Futures	(23)	-	-	(23)	-	-	-	-
Other derivatives	-	(926)	-	(926)	-	(87)	-	(87)

F.115

Measurement of Fair value Level 2 based on pricing services and brokers

When pricing information is not available for securities classified as Level 2, pricing services, such as Bloomberg or brokers, are used to value such instruments.

In all cases, to assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input used in the establishment of such values by the service provider.

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

Of the total of R$ 67,197 million in financial instruments classified as Level 2, at December 31, 2012, pricing service or brokers were used to evaluate securities at the fair value of R$ 20,545 million, substantially represented by:

•	Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by CETIP, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers.

•	Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of Itaú Unibanco provides for Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price.

F.116

Level 3 recurring fair value measurements

The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy.

	Fair value at 12/31/2011	Total gains or losses (realized/unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2012	Total gains (losses) related to assets and liabilities still held at reporting date
Financial assets held for trading	290	(238)	71	(103)	-	20	-
Corporate securities	290	(238)	71	(103)	-	20	-
Promissory notes	290	(238)	71	(103)	-	20	-
Available-for-sale financial assets	1,596	234	3,028	(2,369)	-	2,489	638
Brazilian government securities	259	75	364	(392)	-	306	17
Corporate securities	1,337	159	2,664	(1,977)	-	2,183	621
Securitized real estate loans	691	123	684	(130)	-	1,368	623
Promissory notes	646	37	1,941	(1,847)	-	777	-
Eurobonds and others	-	(3)	8	-	-	5	(3)
Outros	-	2	31	-	-	33	1

	Fair value at 12/31/2011	Total gains or losses (realized/unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2012	Total gains (losses) related to assets and liabilities still held at reporting date
Derivatives - Assets	905	20	243	(855)	-	313	12
Options	688	25	218	(784)	-	147	17
Swap – Differential receivable	18	(6)	13	-	-	25	4
Forwards	3	-	6	(7)	-	2	1
Forwards	1	-	-	(1)	-	-	-
Other derivatives	195	1	6	(63)	-	139	(10)
Derivatives - Liabilities	(700)	19	(238)	750	-	(169)	(30)
Options	(676)	21	(228)	734	-	(149)	(17)
Forwards	(7)	-	(7)	12	-	(2)	1
Swap – Differential payable	(16)	(2)	-	3	-	(15)	(14)
Forwards	(1)	-	(3)	1	-	(3)	-

	Fair value at 12/31/2010	Total gains or losses (realized/unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2011	Total gains (losses) related to assets and liabilities still held at reporting date
Financial assets held for trading	159	89	1,422	(1,391)	11	290	-
Corporate securities	159	89	1,422	(1,391)	11	290	-
Securitized real estate loans	157	85	562	(804)	-	-	-
Promissory notes	-	3	697	(410)	-	290	-
Other	2	1	163	(177)	11	-	-
Available-for-sale financial assets	1,647	767	3,217	(3,530)	(505)	1,596	266
Brazilian government securities	320	-	38	(64)	(35)	259	(100)
Corporate securities	1,327	767	3,179	(3,466)	(470)	1,337	366
Shares	-	-	227	-	(227)	-	-
Securitized real estate loans	62	686	1,125	(1,103)	(79)	691	366
Promissory notes	1,265	78	1,666	(2,363)	-	646	-
Other	-	3	161	-	(164)	-	-

	Fair value at 12/31/2010	Total gains or losses (realized/unrealized)	Purchases and issues	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2011	Total gains (losses) related to assets and liabilities still held at reporting date
Derivatives - Assets	485	811	835	(1,226)	-	905	(93)
Options	56	89	690	(147)	-	688	(63)
Swap – Differential receivable	5	(15)	28	-	-	18	3
Forwards	-	-	3	-	-	3	-
Credit derivatives	261	57	104	(422)	-	-	-
Forwards	-	-	1	-	-	1	-
Other derivatives	163	680	9	(657)	-	195	(33)
Derivatives - Liabilities	(335)	130	(166)	(329)	-	(700)	(316)
Options	(188)	82	(110)	(460)	-	(676)	(302)
Forwards	-	-	(7)	-	-	(7)	-
Swap – Differential payable	(6)	(13)	(16)	19	-	(16)	(14)
Credit derivatives	(119)	55	(5)	69	-	-	-
Forward	-	-	(1)	-	-	(1)	-
Futures	(9)	6	(27)	30	-	-	-
Other derivatives	(13)	-	-	13	-	-	-

Derivative financial instruments classified in Level 3 mainly correspond to other derivatives – credit default swaps linked to shares.

There were no significant transfers between Level 1 and Level 2 during the periods ended 12/31/2012 and 12/31/2011.

F.117

Sensitivity analyses operations of Level 3

The fair value of financial instruments classified in Level 3 is measured through assessment techniques comprising assumptions not evidenced by current transaction prices in active markets, as explained in item f above. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios mixing shocks in prices with shocks in volatility for non-linear assets (volatility arising from lack of alignment between the derivative and underlying asset prices):

(Amounts in R$ million)

Sensitivity – Level III Operations		12/31/2012
		Impact
Risk factor groups	Scenarios	Result	Stockholders' equity
Interest rates	I	(0.0)	(1.1)
	II	(0.4)	(27.5)
	III	(0.9)	(54.3)

Currency, commodities, and ratios	I	(0.4)	-
	II	(0.8)	-

Nonlinear	I	(3.6)	-
	II	(8.3)	-

The following scenarios are used to measure the sensitivity:

Interest rate

Shocks at 1, 25 and 50 basis points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario.

Currencies, Commodities and Ratios

Shocks at 5 and 10 basis points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario.

Non linear

Scenario I: Combined shocks at 5 percentage points in prices and 25 percentage points in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Scenario II: Combined shocks at 10 percentage points in prices and 25 percentage points in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

F.118

NOTE 32 – PROVISIONS, CONTINGENCIES AND OTHER COMMITMENTS

Provision	12/31/2012	12/31/2011
Civil	3,732	3,166
Labor	4,852	4,014
Tax and social security	10,433	8,645
Other	192	165
Total	19,209	15,990
Current	4,116	3,140
Non-current	15,093	12,850

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING is subject to contingencies that may be classified as follows:

a) Contingent assets: there are no contingent assets recorded.

b) Provisions and contingencies: the criteria to quantify contingencies are appropriate to the specific characteristics of civil, labor and tax litigation, as well as other risks.

-	Civil lawsuits

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the court (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined periodically, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the factual and legal characteristics related to such lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies generally arise from revision of contracts and compensation for damages and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over alleged understated inflation adjustments to savings accounts in connection with economic plans implemented by the Brazilian government.

The case law at the Federal Supreme Court (STF) is favorable to banks in relation to economic phenomena similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice (STJ) has decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

No amount is recognized in the financial statements in relation to civil lawsuits which represent possible losses and which have a total estimated risk of R$ 1,660 (R$ 603 at 12/31/2011); these refer to claims for compensation or collection, the individual amounts of which are not significant and in this total there are no values resulting from interests in Joint Ventures.

F.119

-	Labor claims:

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): the expected amount of loss is determined and accrued monthly based on the statistical share pricing model plus the average cost of legal fees. These are adjusted for the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined periodically, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the factual and legal characteristics related to such lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are claimed.

There are no off-balance sheet contingencies relating to labor claims.

-	Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (salary variations compensation fund) credits transferred to Banco Nacional.

F.120

The table below shows the changes in the balances of provisions for civil, labor and other provision and the respective escrow deposits:

	01/01 to 12/31/2012
	Civil	Labor	Other	Total
Opening balance	3,166	4,014	165	7,345
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(137)	(930)	-	(1,067)
Subtotal	3,029	3,084	165	6,278
Interest (Note 26)	146	126	-	272
Changes in the period reflected in results (Note 26)	2,183	1,610	27	3,820
Increase (*)	3,161	1,672	34	4,867
Reversal	(978)	(62)	(7)	(1,047)
Payment	(1,744)	(916)	-	(2,660)
Subtotal	3,614	3,904	192	7,710
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	118	948	-	1,066
Closing balance	3,732	4,852	192	8,776
Escrow deposits at 12/31/2012 (Note 20a)	2,048	2,471	-	4,519

(*) Civil provisions include the provision for economic plans amounting to R$ 526.

	01/01 to 12/31/2011
	Civil	Labor	Other	Total
Opening balance	2,974	3,986	173	7,133
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(309)	(1,113)	-	(1,422)
Subtotal	2,665	2,873	173	5,711
Interest (Note 26)	113	110	-	223
Changes in the period reflected in results (Note 26)	1,503	784	(8)	2,279
Increase (*)	1,981	992	12	2,985
Reversal	(478)	(208)	(20)	(706)
Payment	(1,252)	(683)	-	(1,935)
Subtotal	3,029	3,084	165	6,278
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	137	930	-	1,067
Closing balance	3,166	4,014	165	7,345
Escrow deposits at 12/31/2011	2,023	2,409	-	4,432

(*) Civil provisions include the provision for economic plans amounting to R$ 431.

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in administrative or judicial disputes, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is recorded as a provision when it involves a legal liability, regardless of the likelihood of loss, that is, a favorable outcome is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, a provision is set up whenever the loss is considered probable.

F.121

The table below shows the changes in the balances of provisions and respective escrow deposits for tax and social security lawsuits:

Provision	01/01 to 12/31/2012	01/01 to 12/31/2011
Opening balance	8,645	7,324
(-) Contingencies guaranteed by indemnity clause	(58)	(44)
Subtotal	8,587	7,280
Interest (1)	906	548
Changes in the period reflected in results	973	917
Increase (1)	1,215	1,046
Reversal (1)	(242)	(129)
Payment	(94)	(157)
Subtotal	10,372	8,588
(+) Contingencies guaranteed by indemnity clause	61	57
Closing balance (2)	10,433	8,645

(1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

(2) Includes amounts arising from investments in joint ventures of R$ 9.

F.122

Escrow deposits	12/31/2012	12/31/2011
Opening balance	5,178	4,677
Appropriation of interest	302	365
Changes in the period	(25)	136
Deposits made	239	265
Withdrawals	(246)	(115)
Deposits released	(18)	(14)
Closing balance (Note 20a)	5,455	5,178
Reclassification of assets pledged as collateral for contingencies (Note 32d)	(898)	-
Closing balance after Reclassification	4,557	5,178

The main discussions related to “Provisions” for tax are described as follows:

•	PIS and COFINS – Calculation basis – R$ 3,493: we are claiming that those contributions on revenue should be applied only to the revenue from sales of assets and services. The escrow deposit balance totals R$ 938.

•	CSLL – Isonomy – R$ 1,974: as the law increased the CSLL rate for financial and insurance companies to 15%, we argue that there is no constitutional support for this measure and, due to the principle of isonomy, we believe we should only pay the regular rate of 9%. The escrow deposit balance totals R$ 379.

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 516: we are challenging the calculation basis for these taxes on profits earned abroad and argue that Regulatory Instruction SRF No. 213-02 is not applicable since it goes beyond the text of the law. The escrow deposit balance totals R$ 476.

•	PIS – Principles of anteriority over 90 days and non-retroactivity – R$ 383: we request the rejection of Constitutional Amendments No. 10/96 and No. 17/97 in view of the principles of anteriority and non-retroactivity, seeking authorization to make payment based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 110.

Tax contingencies not recognized in the balance sheet - in the accounting books no amount is recognized in relation to tax and social security lawsuits with possible loss, which total estimated risk is R$ 8,395. The main discussions are as follows:

•	INSS – Non-compensatory amounts – R$ 1,401: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•	IRPJ, CSLL, PIS and COFINS – request for offset dismissed - R$ 1,355: cases in which the liquidity and the offset of credits are discussed.

•	IRPJ and CSLL - Interest on capital - R$ 903: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate applied to stockholders’ equity for the year and prior years.

•	IRPJ and CSLL - Losses and discounts granted on receipt of credits – R$ 454: deductibility of effective losses as operating expense – credit assignment and renegotiation.

•	ISS – Banking Institutions – R$ 392: these are banking operations, the revenue from which cannot be interpreted as compensation for service rendered and/or arise from activities not listed in a Supplementary Law.

•	IRPJ and CSLL – Goodwill – Deductibility – R$ 370: deductibility of goodwill on acquisition of portfolio of clients and/or investments with future expected profitability.

•	IRPJ and CSLL – Profit made available abroad R$ 329: Application of the Brazilian tax rule (taxable income) - IN 213/2002 and non availability of profit with the simple transfer of capital between the Holding’s investees.

F.123

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 790 (R$ 626 at 12/31/2011) (Note 20a), basically represented by the guarantee received in the Banco Banerj S.A. privatization process of 1997, whereby the State of Rio de Janeiro created a fund to guarantee the equity recomposition with respect to civil, labor and tax contingencies.

d)	Assets pledged as collateral for contingencies

Assets pledged as collateral for lawsuits involving contingent liabilities are restricted or deposited as shown below:

	12/31/2012	12/31/2011
Financial assets held for trading and Available-for-sale financial assets (basically Financial Treasury Bills)	1,999	1,696
Escrow deposits (Note 20a)	4,040	3,233

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING, the deposited amount is released at the full amount deposited adjusted.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

In the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not parties to any other administrative proceedings or legal lawsuits that could significantly impact the results of their operations.

F.124

NOTE 33 – REGULATORY CAPITAL

ITAÚ UNIBANCO HOLDING is subject to regulation by the Central Bank of Brazil which issues rules and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed assets limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basel Accord as regards to capital adequacy. Furthermore, the National Council of Private Insurance and SUSEP issue regulations on capital requirements which affect our insurance, private pension and capitalization operations.

The Basel Accord requires banks to have a ratio of regulatory capital to risk exposure assets of a minimum of 8%. The regulatory capital is basically composed of two tiers:

•	Tier I: In general, certain capital, reserves and retained earnings, less certain intangibles.

•	Tier II: includes, among other items and subject to certain limitations, asset revaluation reserves, general allowance for losses and subordinated debt, and is limited to the amount of Tier I Capital.

However, the Basel Accord allows the regulatory authorities of each country to establish their own parameters for regulatory capital composition and to determine the portions exposed to risk. Among the main differences arising from the adoption of own parameter pursuant to the Brazilian legislation are the following: (i) the requirement of a ratio of regulatory capital to risk-weighted assets at a minimum of 11%; (ii) certain risk-weighted factors attributed to certain assets and other exposures; (iii) the requirement that banks allocate a portion of their equity to cover operational risks, ranging from 12% to 18% of the average gross income from financial operations. In addition, in accordance with Central Bank rules, banks can calculate compliance with the minimum requirement:

•	Based on the consolidation of all financial subsidiaries supervised by the Central Bank, including branches and investments abroad, and

•	Based on full consolidation, considering all companies which are statutorily or operationally controlled by ITAÚ UNIBANCO HOLDING, regardless of whether they are supervised or not by the Central Bank.

Management manages capital with the intention to meet the minimum capital required by the Central Bank of Brazil. During the period ITAÚ UNIBANCO HOLDING complied with all externally imposed capital requirements to which we are subject.

The following table summarizes the composition of regulatory capital, the minimum capital required and the Basel ratio computed in accordance with the Central Bank of Brazil, both on a financial institution consolidation basis and on a full consolidation basis.

	12/31/2012		12/31/2011
	Financial institutions (partial consolidation)	Full consolidation	Financial institutions (partial consolidation)	Full consolidation
Regulatory capital
Tier 1	79,711	72,007	71,052	71,601
Tier 2	40,654	37,833	21,564	21,565
Other deductions required by Central Bank of Brazil	(420)	(420)	(55)	(55)
Total	119,945	109,421	92,561	93,111
Requirement for coverage of risk exposures:
Credit	65,964	64,580	59,189	57,629
Market	3,027	3,100	1,079	1,076
Operational	3,807	4,356	3,460	3,851
Minimum regulatory capital required	72,798	72,036	63,728	62,556
Excess of regulatory capital over minimum regulatory capital required	47,148	37,385	28,833	30,555
Exposure weighted by risk	661,797	654,872	579,338	568,693
Capital to risk-weighted assets ratio - %	18.1	16.7	16.0	16.4

F.125

The funds obtained through the issue of subordinated debt securities are considered capital Tier II for purposes of capital to risk-weighted assets ratio, as follows:

Name of security / Currency	Principal Amount (Original Currency)	Issue	Maturity	Return p.a.	Account Balance
Subordinated CDB - BRL
	1,558	2008	2013	100% of CDI + 0.5% to 0.6%	2,597
	48			106% to 107% of CDI	79
	40	2003	2013	102% of CDI	121
	1,865	2007	2014	100% of CDI + 0.35% to 0.6%	3,329
	33			IGPM + 7.22%	68
	1,000	2008	2014	112% of CDI	1,554
	400	2008	2015	119.8% of CDI	657
	50	2010	2015	113% of CDI	69
	466	2006	2016	100% of CDI + 0.7% (*)	892
	2,665	2010	2016	110% to 114% of CDI	3,654
	122			IPCA + 7.21%	173
	367	2010	2017	IPCA + 7.33%	524
	8,614			TOTAL	13,717

Subordinated financial bills - BRL
	365	2010	2016	100% of CDI + 1.35% to 1.36%	375
	1,874			112% to 112.5% of CDI	1,924
	30			IPCA + 7%	39
	206	2010	2017	IPCA + 6.95% to 7.2%	244
	3,224	2011	2017	108% to 112% of CDI	3,309
	352			IPCA + 6.15% to 7.8%	408
	138			IGPM + 6.55% to 7.6%	163
	3,650			100% of CDI + 1.29% to 1.52%	3,716
	42	2011	2018	IGPM + 7%	50
	30			IPCA + 7.53% to 7.7%	34
	2	2011	2019	109% to 109.7% of CDI	2
	500	2012	2017	100% of CDI + 1.12%	503
	6	2011	2021	109.25% to 110.50% of CDI	7
	461	2012	2018	IPCA + 4.40% to 6.58%	508
	2,597			100% of CDI + 1.05% to 1.32%	2,640
	5,761			108% to 113% of CDI	5,902
	112			PRE + 9.95 to 11.95%	118
	12	2012	2019	PRE + 11.96%	13
	100			IPCA + 4.70% to 6.30%	108
	1			110% of CDI	1
	20	2012	2020	IPCA + 6.% to 6.17%	22
	1			111% of CDI	1
	1,317	2012	2022	IPCA + 5.40% to 5.83%	1,375
	20				20
	20,821			TOTAL	21,482

Subordinated euronotes - USD
	990	2010	2020	6.2%	2,043
	1,000	2010	2021	5.75%	2,095
	730	2011	2021	5.75% to 6.2%	1,493
	550	2012	2021	6.2%	1,140
	2,600	2012	2022	5.50% to 5.65%	5,354
	1,851	2012	2023	5.13%	3,810
	7,721			TOTAL	15,935

TOTAL					51,134

(*)	Subordinated CDBs may be redeemed from November 2011.

F.126

NOTE 34 – SEGMENT INFORMATION

ITAÚ UNIBANCO HOLDING is a banking institution that offers its customers a wide range of financial products and services.

The four operational and reporting segments of ITAÚ UNIBANCO HOLDING are: Commercial Bank, Itaú BBA, Consumer Credit, and Activities with the Market + Corporation.

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

•	Itaú Unibanco – Commercial Bank

The Commercial Bank segment provides a broad range of banking services to a diversified client base of individuals and companies, among which are the following: retail clients (individuals and very small companies), high net worth clients, private banking clients, and small and medium-sized companies.

The products and services provided by the Commercial Bank include insurance, private pension and capitalization plans, credit cards, asset management and loans, among others. The segment provides solutions specifically developed to meet the needs of clients, devising marketing strategies appropriate to each of the different profiles and using the most convenient distribution channels. Accordingly, ITAÚ UNIBANCO HOLDING is constantly seeking to increase the number of products provided to clients, diversifying the sources of income. The segment is an important source of funding to our operations and provides significant interest and banking services income.

Itaú Unibanco – Itaú BBA

Itaú BBA is the segment responsible for banking operations of large companies and investment banking services. Itaú BBA offers a wide range of products and services to the largest economic groups of Brazil. The management model of Itaú BBA is focused on the development of close relationships with its clients, gaining an in-depth knowledge of their needs and providing customized solutions. The investment banking activities comprise lending to the corporate segment composed of funds through fixed and variable income instruments. In addition, it performs activities related to mergers and acquisitions.

•	Itaú Unibanco – Consumer Credit

The Consumer Credit segment is responsible for the development of the strategy of increasing the range of financial products and services beyond the universe of clients who are account holders. Thus the consumer credit segment comprises vehicle financing services provided by units other than the branch network, credit cards to clients who are not account holders, and credit to low income individuals. The business of vehicle financing comprises: new vehicles, used vehicles, heavy vehicles and motorcycles. The credit approval process of vehicle operations is based on scoring models that provides prompt approval of credit proposals for the clients, using the Internet to process these proposals with security and efficiency.

•	Itaú Unibanco – Activities with the Market + Corporation

The Activities with the Market + Corporation segment basically manages the interest income associated with ITAÚ UNIBANCO HOLDING capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), management of currency interest rate gaps and other risk factors, arbitrage opportunities in the foreign and domestic markets, and mark to market of financial assets. In this segment, the effect of non-recurring items that are not considered in the managerial statement of income is also presented.

F.127

Basis of presentation of segment information

Segment information is prepared based on the reports used by top management (Executive Committee) to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management (Executive Committee) of ITAÚ UNIBANCO HOLDING uses a variety of information for such purposes including financial and non-financial information that is measured on different bases as well as information prepared based on accounting practices adopted in Brazil.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below. Financial segment information differs from accounting practices adopted in Brazil because: (i) It includes recognition of the impact related to allocated capital using a proprietary model; (ii) it presents net interest income using certain management criteria. The main impacts are described below:

Capital allocation to each segment

The book value of stockholders' equity and subordinated debt were replaced by funding at estimated market price, and interest income and expense were allocated to the segments, based on Tier I Capital, following a proprietary model, with the surplus capital and subordinated debt being allocated to the Activities with the Market + Corporation segment. The tax effects of payments of interest on capital by each segment have been reversed and reallocated to the segments in amounts proportional to the amount of the Tier I capital. Share of profit of unconsolidated companies which are not related to each segment and non-controlling interest were allocated to the Activities with the Market + Corporation segment.

Net Interest Income

ITAÚ UNIBANCO HOLDING adopts a strategy to manage the foreign exchange risk of subsidiaries outside Brazil in order to economically hedge against impacts on the results arising from variation in exchange rates. In order to achieve this objective, derivative instruments to hedge against such foreign currency risk are used. Hedge accounting is not applied for those derivatives; they are recorded instead at fair value with gains and losses included in income.

The hedging strategy considers all tax effects: Either the ones not related to taxes or to non-deductibility of the exchange variation on the investments abroad, or the gains and losses on derivative financial instruments used. When the parity of the Brazilian Real against foreign currencies is considerable, there is a significant impact on interest income and expense.

As a result of the above, a managerial statement of income to report segment information is adopted. The managerial statement of income is prepared by making reclassifications to the financial statements in accordance with the accounting practices adopted in Brazil. Tax effects of the hedge of these investments abroad, which are presented in tax expenses (PIS and COFINS), and income tax and social contribution expense were reclassified for the segment information.

Additionally, the managerial financial margin includes, for each operation, allocation of its opportunity cost.

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS.

F.128

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2012

(In millions of reais, except for share information)

Consolidated Statement of Income	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	ACTIVITIES WITH THE MARKET + CORPORATION	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	51,551	7,491	14,211	5,808	78,978	2,194	81,172
Interest margin (1)	32,770	5,334	8,310	5,555	52,013	1,825	53,838
Banking service fees	12,289	2,261	5,890	249	20,622	(1,678)	18,944
Income from insurance, private pension, and capitalization operations before claim and selling expenses	6,030	38	(7)	4	6,065	43	6,108
Other income	462	(142)	18	-	278	2,004	2,282
Losses on loans and claims	(15,292)	(795)	(5,179)	251	(21,015)	(339)	(21,354)
Expenses for allowance for loan and lease losses	(16,577)	(871)	(6,111)	(85)	(23,644)	(338)	(23,982)
Recovery of loans written off as loss	3,320	76	932	336	4,664	(1)	4,663
Expenses for claims/Recovery of claims under reinsurance	(2,035)	-	-	-	(2,035)	-	(2,035)
Operating margin	36,259	6,696	9,032	6,059	57,963	1,855	59,818
Other operating income (expenses)	(27,030)	(3,301)	(7,476)	(281)	(38,041)	(4,361)	(42,402)
Non-interest expenses (2)	(24,539)	(2,891)	(6,551)	(449)	(34,383)	(3,697)	(38,080)
Tax expenses for ISS, PIS and COFINS and Other	(2,704)	(410)	(968)	(148)	(4,230)	(267)	(4,497)
Share of profit or (loss) of unconsolidated companies, net	108	5	58	316	487	(312)	175
Other	105	(5)	(15)	-	85	(85)	-
Income before income tax and social contribution	9,229	3,395	1,556	5,778	19,922	(2,506)	17,416
Income before income tax and social contribution	(2,981)	(1,066)	(311)	(968)	(5,326)	1,101	(4,225)
Non-controlling interest in subsidiaries	-	-	-	(589)	(553)	(4)	(557)
NET INCOME	6,248	2,329	1,245	4,221	14,043	(1,409)	12,634
(1) Includes net interest and similar income and expenses of R$ 48,297, dividend income of R$ 323, net gain (loss) from investment securities and derivatives of R$ 1,463, and results from foreign exchange results and exchange variation of transactions abroad of R$ 3,755.
(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,346 and amortization expenses of R$ 844.

Total assets (1)	745,032	233,430	90,096	134,544	1,014,425	(57,271)	957,154
Total liabilities	710,521	220,137	79,982	117,418	939,302	(58,146)	881,156

(1) Includes:
Investments in unconsolidated companies	-	5	847	1,293	2,144	861	3,005
Fixed assets, net	4,672	395	499	-	5,566	62	5,628
Intangible assets, net	1,813	411	1,255	1,109	4,589	82	4,671

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

The management reviews the financial margin on a net basis.

F.129

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2011

(In millions of reais except per share information)

Consolidated Statement of Income	COMMERCIAL BANK	ITAÚ BBA	CONSUMER CREDIT	ACTIVITIES WITH THE MARKET + CORPORATION	ITAÚ UNIBANCO	ADJUSTMENTS	IFRS CONSOLIDATED
Banking product	48,236	6,897	14,102	5,109	74,257	19	74,276
Interest margin (1)	31,584	4,896	8,356	4,801	49,601	(1,238)	48,363
Banking service fees	10,915	2,123	5,719	309	19,048	362	19,410
Income from insurance, private pension, and capitalization operations before claim and selling expenses	5,229	-	(13)	(1)	5,215	130	5,345
Other income	508	(122)	40	-	393	765	1,158
Losses on loans and claims	(11,011)	(134)	(4,270)	(521)	(15,936)	(136)	(16,072)
Expenses for allowance for loan and lease losses	(13,845)	(266)	(5,270)	(531)	(19,912)	(126)	(20,038)
Recovery of loans written off as loss	4,346	132	1,000	10	5,488	(11)	5,477
Expenses for claims/Recovery of claims under reinsurance	(1,512)	-	-	-	(1,512)	1	(1,511)
Operating margin	37,225	6,763	9,832	4,588	58,321	(117)	58,204
Other operating income (expenses)	(25,829)	(2,911)	(7,911)	(390)	(37,025)	(2,928)	(39,953)
Non-interest expenses (2)	(23,315)	(2,605)	(6,948)	(935)	(33,787)	(1,887)	(35,674)
Tax expenses for ISS, PIS and COFINS and Other	(2,596)	(341)	(953)	51	(3,839)	(327)	(4,166)
Share of profit or (loss) of unconsolidated companies, net	(43)	6	-	447	410	(523)	(113)
Other	125	29	(10)	47	191	(191)	-
Income before income tax and social contribution	11,396	3,852	1,921	4,198	21,296	(3,045)	18,251
Income tax and social contribution	(3,833)	(1,287)	(477)	(244)	(5,841)	2,200	(3,641)
Non-controlling interest in subsidiaries	-	-	-	(885)	(814)	41	(773)
NET INCOME	7,563	2,565	1,444	3,069	14,641	(804)	13,837
(1) Includes net interest and similar income and expenses of R$ 41,753, net income of R$ 361, net gain (loss) from investment securities and derivatives of R$ 1,251 and foreign exchange results and exchange variation on transactions of abroad R$ 4,998.
(2) Refers to general and administrative expenses including depreciation expenses R$ 1,184 and amortization R$ 984.

Total assets (1)	571,315	191,620	101,453	115,171	851,332	(33,196)	818,136
Total liabilities	542,701	181,226	91,820	90,325	777,845	(35,045)	742,800

(1) Includes:
Investments in unconsolidated companies	-	3	-	1,681	1,684	860	2,544
Fixed assets, net	4,454	366	467	-	5,287	71	5,358
Intangible assets, net	2,803	339	668	-	3,810	15	3,825

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

The management reviews the financial margin on a net basis.

F.130

Information on income from financial operations by geographical area is as follows:

	01/01 to 12/31/2012			01/01 to 12/31/2011
	Brazil	Foreign	Total	Brazil	Foreign	Total
Income from financial operations (*)	95,063	6,842	101,905	99,083	4,879	103,962
Non-current assets	9,515	784	10,299	8,487	696	9,183

(*) Includes interest and similar income, dividend income, net gain (loss) from financial assets and liabilities, foreign exchange results, and exchange variation on transactions.

NOTE 35 – RELATED PARTIES

a)	Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation (Note 2.4a) were eliminated from the consolidated financial statements and take into consideration the absence of risk.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR) and ITAÚSA, parent companies of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•	Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Clube “A”, entities sponsored by ITAÚ UNIBANCO HOLDING and subsidiaries to act in their respective areas of interest; and

•	Investments in unconsolidated companies (Note 13) - Porto Seguro Itaú Unibanco Participações S.A., SERASA S.A. and BSF Holding S.A..

Additionally, there are operations with entities under joint control, particularly Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, Luizacred S.A. Soc. Créd. Financiamento Investimento, FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento (Note 3b), FIC Promotora de Vendas Ltda. and Ponto Frio Leasing S.A. Arrendamento Mercantil.

F.131

The transactions with these related parties are mainly as follows:

	ITAÚ UNIBANCO HOLDING CONSOLIDATED
		ASSETS/ (LIABILITIES)		REVENUE /(EXPENSES)
	Annual rate	12/31/2012	12/31/2011	01/01 to 12/31/2012	01/01 to 12/31/2011
Interbank deposits	-	1,604	1,836	144	189
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	103% do CDI 7,25% a 13,79% Pré-fixada Média 7,95%	614	619	48	56
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento		-	236	14	31
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	103% do CDI	990	981	82	102
Deposits		(3)	(77)	(1)	-
Duratex S.A.		(2)	(2)	(1)	-
Porto Seguro S.A.		(1)	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		-	(57)	-	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento		-	(18)	-	-
Securities sold under repurchase agreements		(54)	(100)	(7)	(21)
Duratex S.A.	100% da SELIC	(11)	-	(2)	(4)
Elekeiroz S.A.		-	-	(1)	(3)
Itautec S.A.	100% da SELIC	(2)	-	-	-
FIC Promotora de Venda Ltda.	100% da SELIC	(18)	(6)	(1)	(1)
Facilita Promotora S.A.	100% da SELIC	(2)	(7)	-	(1)
Banco Investcred Unibanco S.A.	100% da SELIC	(19)	(14)	(2)	(1)
Maxfácil Participações S.A.		-	(64)	-	(7)
Other		(2)	(9)	(1)	(4)
Amounts receivable from (payable to) related companies		(117)	(97)	-	-
Porto Seguro S.A.		12	11	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		(4)	-	-	-
FIC Promotora de Venda Ltda.		-	-	-	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento		-	(1)	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		(5)	(1)	-	-
Maxfácil Participações S.A		-	-	-	-
Fundação Itaubanco		1	1	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG		(6)	(9)	-	-
Fundação BEMGEPREV		(9)	(3)	-	-
UBB Prev Previdência Complementar		(25)	(19)	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		(81)	(76)	-	-
Banking service fees (expenses)		-	-	57	(17)
Fundação Itaubanco		-	-	25	21
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	5	5
Itaúsa Investimentos S.A.		-	-	1	1
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		-	-	1	(20)
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento		-	-	-	(2)
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		-	-	-	-
Porto Seguro S.A.		-	-	32	(26)
Other		-	-	(7)	4
Rental revenues (expenses)		-	-	(37)	(38)
Fundação Itaubanco		-	-	(27)	(27)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(10)	(10)
Other		-	-	-	(1)
Donation expenses		-	-	(72)	(56)
Associação Clube "A"		-	-	(3)	-
Instituto Itaú Cultural		-	-	(69)	(56)
Other		-	-	-	-
Data processing expenses		-	-	(270)	(314)
Itautec S.A.		-	-	(270)	(314)
Other revenues		-	-	-	48
Itaúsa		-	-	-	48

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of ITAÚ UNIBANCO HOLDING Agreement for Apportionment of Common Costs, recorded in General and Administrative Expenses - Other, the amount of R$ 8 (R$ 8 from 01/01 to 12/31/2011) due to the use of the common structure.

Pursuant to the current rules, financial institutions cannot grant loans or advances to the following:

a) any individuals or companies that control the Institution or any entity under common control with the institution, or any executive officer, director, member of the fiscal council, or the immediate family members of these individuals;

b) any entity controlled by the institution; or

c) any entity in which the bank directly or indirectly holds more than 10% of the capital stock.

Therefore, no loans or advances were granted to any subsidiary, executive officer, director or family members.

F.132

ITAÚ UNIBANCO HOLDING has made donations regularly to Fundação Itaú Social, a charitable foundation whose objectives are: to create the “Programa Itaú Social” (Itaú Social Program), aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the elementary education and health care areas; to support ongoing projects or initiatives, supported or sponsored by entities qualified under "Programa Itaú Social”. ITAÚ UNIBANCO HOLDING is the founding partner and maintainer of Instituto Itaú Cultural - IIC, an entity whose purpose is the promotion and preservation of the Brazilian cultural heritage.

b)	Compensation of the key management personnel

Compensation for the period paid to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	01/01 to 12/31/2012	01/01 to 12/31/2011
Compensation	244	271
Board of directors	8	5
Executives	236	266
Profit sharing	160	192
Board of directors	2	1
Executives	158	191
Contributions to pension plans	8	5
Executives	8	5
Stock option plan – executives	163	150
Total	575	618

F.133

NOTE 36 – MANAGEMENT OF FINANCIAL RISKS

Credit Risk

1.	Credit risk measurement

Credit risk is the possibility of incurring losses in connection with (i) the breach by the borrower or counterpart of the respective agreed-upon financial obligations, (ii) devaluation of loan agreement due to downgrading of the borrower’s risk rating, (iii) reduction in gains or compensation, or (iv) advantages given upon renegotiation or due to recovery costs.

In line with the principles of CMN Resolution No. 3,721, of April 30, 2009, ITAÚ UNIBANCO HOLDING has a structure and corporate guidelines on credit risk management, approved by its Board of Directors, applicable to companies and subsidiaries in Brazil and abroad.

ITAÚ UNIBANCO HOLDING manages credit risk aims at creating shareholder value, by means of the analysis of return adjusted to risk, focused on maintaining the quality of the loan portfolio in levels appropriate to each market area in which it operates.

ITAÚ UNIBANCO HOLDING takes into account the probability of default by customer or counterparty (PD), the estimated value of the exposure at default (EAD) and loss given default (LGD), in addition to the concentration on borrowers and its relation among the several economic activity sectors to calculate credit risk. The assessment of these risk components is a part of the credit granting process, the portfolio management and definition of limits.

ITAÚ UNIBANCO HOLDING defines the concentration maximum risk and its correlation deemed as adequate by the Conglomerate. The ongoing monitoring on the concentration level of portfolios, by assessing the economic activity sectors and major debtors, enables it to take preventive measures to prevent that defined limits be breached and ensure a properly diversified customer distribution.

ITAÚ UNIBANCO HOLDING establishes its credit policies based on internal factors, such as the client rating criteria, performance of and changes in portfolio, default levels, return rates, and the allocated economic capital; and external factors, related to the economic environment, market share, interest rates, market default indicators, inflation, changes in consumption.

The centralized control area analyzes the impact of creating or changing credit policies or products, before its implementation, so as to permit the identification and quantification of uncertainties inherent in each business unit. The process for analyzing the policy and products enables Itaú Unibanco to identify potential risks, so as to make sure that credit decisions make sense from an economic and risk perspective.

The centralized process for validation and validation of the approval of credit policies and models of ITAÚ UNIBANCO HOLDING assures the synchrony of credit actions and optimization of business opportunities.

ITAÚ UNIBANCO HOLDING takes into account three components to quantify the credit risk: the probability of default by the client or counterparty (PD), the estimated exposure in the event of default (EAD), and the potential for recovery on defaulted credits (LGD). Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio and the setting of limits.

The table below shows the correspondence between risk levels attributed by the group’s internal models (strong, satisfactory, higher risk and impairment) and the probability of default associated with each of these levels.

Internal rating	PD
Strong	Lower than 4.44%
Satisfactory	From 4.44% up to 25.95%
Higher risk	Higher than 25.95%
Impaired	Corporate operations with a PD higher than 31.84%
Operations past due for over 90 days
Renegotiated operations past due for over 60 days

F.134

The credit rating in corporate transactions is based on information such as economic and financial condition of the potential borrower, its cash-generating capabilities, the economic group to which it belongs, the current and prospective situation of the economic sector in which it operates, the collateral offered and the use of proceeds. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism subordinated to the Superior Credit Committee.

Regarding retail (individuals, small and middle-market companies), the rating is assigned based on application and behavior score statistical models. Decisions are made based on scoring models that are continuously followed up by an independent structure. Exceptionally, there may also be individualized analysis of specific cases where approval is subject to competent credit approval levels.

Government securities and other debt instruments are classified by ITAÚ UNIBANCO HOLDING according to their credit quality aiming at managing their exposures.

2.	Management risk limits

ITAÚ UNIBANCO HOLDING maintains management credit risk on a centralized and independent basis, segregated from other business units and internal audit, as required by regulation. Credit risk is managed in a decentralized manner by each business unit.

The centralized management of portfolios is maintained by an independent executive area responsible for management credit risk, which uses risk and performance indicators to analyze the credit portfolio on an aggregate basis, by business line, areas, product and other variables that it deems relevant.

The decentralized management of portfolios, focused on management, is performed by all credit areas of the business units, which assess the portfolios in detail. Monitoring for management purposes analyzes the loan portfolio in detail, and it may be performed on an aggregate basis (preferably following the same parameters used in credit policy) or in client level.

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For that purpose, contractually provided actions can be taken, such as early payment or requirement of additional collateral.

3.	Collateral and policies for mitigating credit risk

As a way to control the credit risk, ITAÚ UNIBANCO HOLDING has corporate guidelines that establish general rules and responsibilities for the use of guarantees; additionally, each business unit responsible for the credit risk management formalizes the use of such guarantees in its credit policies.

ITAÚ UNIBANCO HOLDING uses guarantees to increase its recovery capacity in transactions involving credit risk. The guarantees used may be personal, collateral, legal structures with mitigation power and offset agreements.

For the guarantees to be considered a risk mitigating instrument, requirements and guidelines of the standards that regulate them, either internal or external ones, must be complied with.

ITAÚ INIBANCO HOLDING ensures that any collateral kept is sufficient, legally valid (effective), enforceable and periodically reassessed.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single name CDS, to mitigate credit risk of its portfolios of loans and securities; these instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

The credit limits are continually monitored and changed according to customer behavior. Thus, the potential loss values represent a fraction of the amount available.

4.	Policy on the Provision

The policies on the provision adopted by ITAÚ UNIBANCO HOLDING are aligned with the guidelines of IFRS and the Basel Accord. As a result, an allowance for loan losses is recognized when there are indications of the impairment of the portfolio and takes into account a horizon of loss appropriate for each type of transaction. We consider as impaired loans overdue for more than 90 days, renegotiated loans overdue by more than 60 days and corporate loans below a specific internal rating. Loans are written-down 360 days after such loans become past due or 540 days of being past due in the case of loans with original maturities over 36 months.

F.135

5.	Credit risk exposure

	12/31/2012			12/31/2011
	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	9,254	14,572	23,826	9,820	18,001	27,821
Securities purchased under agreements to resell	162,235	502	162,737	91,643	605	92,248
Financial assets held for trading	139,699	5,817	145,516	116,615	5,274	121,889
Financial assets designated at fair value through profit or loss	4	216	220	-	186	186
Derivatives	7,615	3,982	11,597	5,864	2,890	8,754
Available-for-sale financial assets	36,214	54,655	90,869	7,323	40,187	47,510
Held-to-maturity financial assets	2,656	546	3,202	2,500	605	3,105
Loan operations and lease operations	259,540	81,731	341,271	251,034	71,357	322,391
Other financial assets	41,284	3,208	44,492	38,199	2,055	40,254
Off balance sheet	274,822	14,653	289,475	254,711	14,830	269,541
Endorsements and sureties	56,470	3,840	60,310	48,908	2,622	51,530
Letters of credit	14,605	-	14,605	11,172	-	11,172
Commitments to be released	203,747	10,813	214,560	194,631	12,208	206,839
Mortgage loans	13,004	-	13,004	14,308	-	14,308
Overdraft accounts	96,935	-	96,935	91,904	-	91,904
Credit cards	82,478	669	83,147	83,767	489	84,256
Other pre-approved limits	11,330	10,144	21,474	4,652	11,719	16,371
Total	933,323	179,882	1,113,205	777,709	155,990	933,699

F.136

The table above presents the maximum exposure at December 31, 2012 and December 31, 2011, without considering any collateral received or other additional credit improvements.

For assets recognized in the balance sheet, the exposures presented are based on net carrying amounts. This analysis includes only financial assets subject to credit risk and excludes non-financial assets.

The contractual amounts of endorsements and sureties and letters of credit represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of commitments (real estate loans, overdraft accounts, credit card and other pre-approved limits) mature without being drawn, since they are renewed monthly and we have the power to cancel them at any time. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

As shown in the table, the most significant exposures correspond to loan operations, financial assets held for trading, and securities purchased under agreements to resell, in addition to sureties, endorsements and other commitments.

The maximum exposure to the quality of the financial assets presented highlights that:

•	70.8 % of loan operations and other financial assets exposure (Table 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating.

•	only 6.1% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired;

•	5.5% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1)	Maximum exposure of financial assets segregated by business sector

a)	Loan operations and lease operations portfolio

	12/31/2012%		12/31/2011%
Public sector	877	0.2%	1,990	0.6%
Industry and commerce	107,405	29.3%	99,859	28.9%
Services	77,922	21.2%	70,642	20.4%
Natural resources	16,649	4.5%	16,109	4.7%
Individuals	2,194	0.6%	1,497	0.4%
Other sectors	161,937	44.2%	156,167	45.1%
Total	366,984	100.0%	346,264	100.0%

b)	Other financial assets (*)

	12/31/2012%		12/31/2011%
Natural resources	1,924	0.4%	1,029	0.3%
Public sector	110,012	25.1%	88,174	29.3%
Industry and commerce	7,563	1.7%	5,381	1.8%
Services	129,223	29.5%	72,281	24.0%
Other sectors	2,633	0.6%	14,574	4.8%
Individuals	49	0.0%	5	0.0%
Financial	186,563	42.6%	120,069	39.8%
Total	437,967	100.0%	301,513	100.0%

(*) includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c)	The credit risks of off balance sheet items (endorsements and sureties, letters of credit and commitments to be released) are not categorized or managed by business sector.

F.137

6.	Credit quality of financial assets

6.1 The following table shows the breakdown of loans operations and lease operations portfolio considering: loans not overdue and loans overdue either impaired or not impaired:

	12/31/2012				12/31/2011
Internal rating	Loans not overdue and not impaired	Loans Overdue not impaired	Loans overdue and impaired	Total loans	Loans not overdue and not impaired	Loans overdue and not impaired	Loans overdue and impaired	Total loans

Lower Risk	249,288	5,438	-	254,726	221,315	5,800	-	227,115
Satisfactory	61,076	9,391	-	70,467	63,763	10,921	-	74,684
Higher Risk	14,190	7,594	-	21,784	16,910	8,703	-	25,613
Impaired	-	-	20,007	20,007	-	-	18,852	18,852
Total	324,554	22,423	20,007	366,984	301,988	25,424	18,852	346,264
%	88.4%	6.1%	5.5%	100.0%	87.3%	7.3%	5.4%	100.0%

The following table shows the breakdown of loans operations and lease operations by portfolios of areas and classes, based on indicators of credit quality:

	12/31/2012					12/31/2011
	Lower Risk	Satisfactory	Higher Risk	Impaired	Total	Lower Risk	Satisfactory	Higher Risk	Impaired	Total
Individuals	85,044	40,741	12,459	12,056	150,300	74,484	49,320	14,467	11,006	149,277
Credit cards	24,557	11,692	1,993	2,289	40,531	19,332	13,061	3,485	3,083	38,961
Personal	13,823	13,540	7,713	5,000	40,076	8,895	15,985	8,048	3,475	36,403
Vehicles	29,887	14,468	2,722	4,569	51,646	33,934	19,357	2,843	4,329	60,463
Mortgage loans	16,777	1,041	31	198	18,047	12,323	917	91	119	13,450

Corporate	98,234	4,648	1	1,467	104,350	87,223	3,500	343	1,013	92,079

Small and medium businesses	47,825	22,124	8,868	6,368	85,185	51,548	17,444	9,887	6,770	85,649

Foreign loans - Latin America	23,623	2,954	456	116	27,149	13,860	4,420	916	63	19,259
Total	254,726	70,467	21,784	20,007	366,984	227,115	74,684	25,613	18,852	346,264
%	69.4%	19.2%	5.9%	5.5%	100.0%	65.6%	21.6%	7.4%	5.4%	100.0%

F.138

The table below shows the breakdown of loans operations and lease operations portfolio not overdue and not impaired, by portfolio of segments and classes, based on indicators of credit quality.

	12/31/2012				12/31/2011
	Lower risk	Satisfactory	Higher risk	Total	Lower risk	Satisfactory	Higher risk	Total
I – Individually evaluated
Corporate

Large companies	97,439	4,647	-	102,086	85,863	3,423	314	89,600

II- Collectively-evaluated

Individuals	81,653	32,971	7,540	122,164	71,630	40,321	8,952	120,903
Credit card	24,390	11,076	1,352	36,818	19,245	12,580	2,503	34,328
Personal	13,632	12,660	5,439	31,731	8,777	14,893	5,870	29,540
Vehicles	27,347	8,737	736	36,820	31,516	12,248	565	44,329
Mortgage loans	16,284	498	13	16,795	12,092	600	14	12,706

Small and medium businesses	47,163	20,739	6,293	74,195	50,774	15,899	6,828	73,501

Foreign loans and Latin America	23,033	2,719	357	26,109	13,048	4,120	816	17,984

Total	249,288	61,076	14,190	324,554	221,315	63,763	16,910	301,988

6.1.1 Loan operations and lease operations by portfolios of areas and classes, are classified by maturity as follows (Loans overdue not impaired):

	12/31/2012				12/31/2011
	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total
Individuals	10,732	4,075	1,273	16,080	11,764	4,112	1,491	17,367
Credit card	832	308	283	1,423	805	344	401	1,550
Personal	2,045	991	311	3,347	2,056	871	460	3,387
Vehicles	7,099	2,559	599	10,257	8,456	2,760	589	11,805
Mortgage loans	756	217	80	1,053	447	137	41	625

Corporate	686	88	23	797	1,232	185	51	1,468

Small and medium businesses	2,912	1,171	539	4,622	3,433	1,349	596	5,378

Foreign loans - Latin America	794	98	32	924	1,144	41	26	1,211
Total	15,124	5,432	1,867	22,423	17,573	5,687	2,164	25,424

F.139

6.1.2 The table below shows other financial assets, individually evaluated, classified by rating:

	12/31/2012
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total

Lower Risk	186,563	98,147	220	4,458	22,808	3,084	315,280
Satisfactory	-	47,369	-	7,122	68,037	118	122,646
Higher risk	-	-	-	17	24	-	41
Total	186,563	145,516	220	11,597	90,869	3,202	437,967
%	42.7%	33.2%	0.1%	2.6%	20.7%	0.7%	100.0%

	12/31/2011
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total

Lower Risk	120,069	111,938	186	4,750	26,849	3,101	266,893
Satisfactory	-	9,197	-	3,742	20,580	4	33,523
Higher Risk	-	754	-	262	81	-	1,097
Total	120,069	121,889	186	8,754	47,510	3,105	301,513
%	39.8%	40.4%	0.1%	2.9%	15.8%	1.0%	100.0%

F.140

6.1.3 Collateral held for loan and lease operations portfolio

	12/31/2012				12/31/2011
	(l) Over-collateralized assets		(II) Under-collateralized assets		(l) Over-collateralized assets		(II) Under-collateralized assets
Financial effect of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	60,635	140,466	8,021	6,933	67,786	146,078	7,608	6,924
Personal	329	946	17	12	635	1,607	88	70
Vehicles	42,610	73,709	7,809	6,813	54,062	82,309	7,216	6,638
Mortgage loans	17,695	65,812	196	108	13,089	62,162	304	216

Small, Medium Businesses and Corporate	127,655	439,665	33,917	14,408	115,349	238,458	61,710	42,887

Foreign loans - Latin America	5,441	8,695	21,708	12,053	-	-	19,259	13,497

Total	193,731	588,827	63,646	33,394	183,135	384,536	88,577	63,308

The difference between the total loan portfolio and collateralized loan portfolio is generated by non-collateralized loans amounting to R$ 109,607 (R$ 74,553 at December 31, 2011).

ITAÚ UNIBANCO HOLDING uses collateral to reduce the occurrence of losses in operations with credit risk and manages and regularly reviews its collateral with the objective that collateral held is sufficient, legally exercisable (effective) and feasible. Thus, collateral is used to maximize the recoverability potential of impaired loans and not to reduce the exposure value of customers and counterparties.

Individuals

Personal –	This category of credit products usually requires collateral, focusing on endorsements and sureties.
Vehicles –	For this type of operation, clients' assets serve as collateral, which are also the leased assets in leasing operations.

Mortgage Loans – Regards buildings themselves given in guarantee.

Small, Medium Businesses and Corporate – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

Foreign loans - Latin America – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

F.141

7. Renegotiated loan operations

Renegotiation activities include agreements for changes in maturities, payment schedules and deferral of payments. After the restructuring, the client status (previously overdue) is no longer considered to be past due and is rated (considering all available information including the renegotiation) in the appropriate rating category. Renegotiated credit operations that would otherwise be overdue totaled R$ 19,483 (R$ 14,570 at December 31, 2011).

8. Repossessed assets

Repossessed assets are recognized as assets when possession is effectively obtained.

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, and (ii) the carrying amount of the loan.

Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred

The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. This period may be extended at the discretion of BACEN.

The amounts below represent total assets repossessed in the period from January 1 to December 31, 2012 and January 1 to December 31, 2011.

	01/01 to 12/31/2012	01/01 to 12/31/2011
Real estate not for own use	4	8
Residential properties - mortgage loans	67	34
Vehicles - linked to loan operations	2	4
Other (Vehicles/Furniture/Equipments) - Dation	9	1
Total	82	47

F.142

Market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including risks of transactions subject to variations in foreign exchange and interest rates, share, of prices indexes and commodity prices among other indexes on these risk factors.

Market risk management is the process through which the institution plans, monitors and controls risks arising from changes in market prices of financial instruments, aiming at maximizing the risk-return ratio, through adequate limit structure, models and management tools.

The market risk control exercised by ITAÚ UNIBANCO HOLDING includes all financial instruments of its subsidiaries. Accordingly, the corporate guidelines of risk management is in line with the principles of CMN Resolution No. 3,464, of June 26, 2007 and posterior amendments, comprising a set of principles that drive the institution’s strategy of control and management of market risks in all business units and legal entities of ITAÚ UNIBANCO HOLDING.

The document set forth by the corporate guidelines on market risk management may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance/Rules and Policies/Public Access Report - Market Risk.

The risk management strategy of ITAÚ UNIBANCO HOLDING tries to achieving a balance between business objectives, considering among others:

•	Political, economic and market context;

•	Market risk portfolio of ITAÚ UNIBANCO HOLDING;

•	Capacity to operate in specific markets.

The process for managing market risk of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, and that covers from the monitoring of aggregate indicators of risk (portfolio level) to the monitoring of granular limits (individual desks level), assuring effectiveness and coverage of control. These limits are dimensioned considering the projected results of the balance sheet, the level of equity and the profile of risk of each organization unit, which are defined in terms of risk measures used by management. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding committees.

The limit structure and warnings follow the guidelines of the Board of Directors and is established and approved by the Superior Risk Committee (CSRisc) after discussions and resolutions of the Superior Institutional Treasury Committee (CSTI) on metrics and market risk limits. The review of this structure of limits is performed at least annually.

The purpose of this structure is:

•	Providing more assurance to all executive levels that the assumption of market risks is in line with the ITAÚ UNIBANCO HOLDING and the risk-return objective, by conducting an organized and educated dialogue on the risk profile and its development;

•	Promoting the disciplined and educated discussion on the global risk profile and its evolution over time;

•	Increasing transparency on the way the business seeks the optimization of results;

•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and

•	Avoiding risk concentration.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems mainly takes place in São Paulo, in an access-controlled, of high availability, environment, with data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. The use of market solutions is currently in analysis to supplement the risk technology architecture as part of the evolutionary process that will meet any future regulatory and managerial requirements.

The market risk control and management process is periodically reviewed with the purpose of keeping the process aligned with best market practices and complies with continuous improvement processes at ITAÚ UNIBANCO HOLDING.

F.143

The market risk is controlled by an area independent from the business areas, which is responsible for carrying out daily measurement, assessment, analysis and reporting activities to the areas and people in charge, in accordance with the governance established and following up the actions required for adjusting the position and/or risk level. For that purpose, the ITAÚ UNIBANCO HOLDING has a structured reporting and information flow with the objective of providing input for the follow-up by senior-level committees and complying with the requirements of Brazilian and foreign regulatory agents.

ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including foreign investments, aiming at mitigating risks arising from fluctuations in significant market factors and adjusting the transactions into the current exposure limits. Derivatives are the most frequently used instruments for these hedges. When these transactions are designed for as hedge accounting, specific supporting documentation is prepared, including continuous review of the hedge effectiveness and other changes in the accounting process. Accounting and managerial hedge are governed by corporate guidelines of ITAÚ UNIBANCO HOLDING.

Measurement of market risk segregates operations in the trading portfolio and the banking portfolio, pursuant to the criteria set forth in the New Capital Accord and regulations: Basel II and in the CMN Resolution No. 3,464 of June 26, 2007 and BACEN Circular No. 3,354 of June 27, 2007 instructions.

The trading portfolio consists of all transactions, including derivatives, which are entered into with the intention of trading or hedging other financial instruments of this portfolio, and which are not subject to trading restrictions. These are transactions expected to benefit from changes in expected or actual prices in the short term, or for entering into arbitration opportunities.

The banking portfolio consists of all transactions not classified within the trading book. Treasury operations in the Banking portfolio are carried out jointly with the active management of financial risks inherent in the global balance of ITAÚ UNIBANCO HOLDING and held not for trading in the short term. Its composition may include derivatives.

The exposures to market risks inherent in the various products, including derivatives, are broken down into a number of risk factors. Market factors are primary components of pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING are:

•	Interest rates risk: risk of financial losses on operations subject to changes in interest rates, including the following:

-	Fixed rates in Brazilian reais;

-	Rates of coupon indexed to certain interest rates;

•	Foreign exchange linked interest rate: risk of losses on positions in operations subject to foreign currency coupon rate;

•	Foreign exchange rates: risk of losses on positions in foreign currency in operations subject to foreign exchange variation;

•	Price indices: risk of financial losses on operations subject to changes in price index coupon rates;

•	Shares: risk of loss on transactions subject to changes in equities prices;

•	Commodities: Risk of losses in operations subject to variation in goods prices.

Market risk for interest rate in the Banking Portfolio is managed by a combination of processes, including marking-to-market positions, determining sensitivity to interest rate variations, Value at Risk (VaR) modelling and running stress tests across the portfolio. These processes are consistent with ITAÚ UNIBANCO HOLDING’s institutional policies incorporated into the market risk framework.

To evaluate the share position of the banking and trading portfolios, Value at Risk (VaR) is applied, in addition to stress tests, as presented below in the paragraph about metrics.

Market risk is analyzed based on the following metrics:

•	Value at risk (VaR): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a certain d time horizon and confidence level;

•	Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective scenarios) in the portfolio;

F.144

•	Stop Loss alert: effective losses added to the potential maximum loss in optimistic and pessimistic scenarios;

•	Concentration: Cumulative exposure of a certain asset or risk factor calculated at market value (“MtM – Mark to Market”);

In addition to the risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Gap analysis: accumulated exposure, by risk factor, of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01 – Delta Variation): the impact on the cash flows market value when submitted to an one annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency;

•	Sensitivity to the Several Risk Factors (Greeks): partial derivatives of an options portfolio in relation to the underlying assets price, implicit volatility, interest rate and timing;

•	Stop Loss: the maximum loss that transactions classified in the trading book may reach.

VaR - Consolidated ITAÚ UNIBANCO HOLDING

The internal VaR model used by ITAÚ UNIBANCO HOLDING considers a one-day holding period and a 99% confidence level. Volatilities and correlations are estimated based on a volatility weighted methodology that gives greater weight to the most recent information.

The Consolidated Global VaR table provides an analysis of the exposure to market risk of ITAÚ UNIBANCO HOLDING portfolios, and to its foreign subsidiaries by showing where the largest concentrations of market risk are found. (foreign subsidiaries: Banco Itaú BBA International S.A., Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguai S.A., Banco Itaú Paraguai S.A. and Itaú BBA Colômbia S.A. – Corporación Financiera).

In April 2012, we obtained authorization to incorporate Itaú BBA Colômbia S.A.– Corporación Financiera. This new unit was incorporated in June 2012 and the operation license was issued by the Superintendencia Financiera de Colombia in October 2012. The unit will gradually strengthen operations over 2013.

With the purpose of enhancing quality of quantitative information of Market Risk, in the second quarter of 2012 ITAÚ UNIBANCO HOLDING relocated risk factors within their respective groups in the VaR table. This relocation does not affect the institution’s exposure to market risk, which may be observed by the lack of changes in the values of Total Global Var. The figures presented in this publication that refer to cumulative amounts in current and prior years already reflect this relocation of risk factors, making comparison easier.

ITAÚ UNIBANCO HOLDING maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital.

In this period, the average global VaR was R$ 290 million, or 0.38% of total stockholders’ equity (throughout 2011 it was R$ 142 million or 0.19%).

F.145

	(in R$ million)
	VaR Global (*)
	Average	Minimum	Maximum	12/31/2012	Average	Minimum	Maximum	12/31/2011

Risk factor group
Brazilian Interest rate	191.2	71.8	427.6	348.7	100.9	24.6	222.6	104.8
Other Interest rate	20.4	7.3	49.6	11.4	29.5	12.6	59.0	23.6
FX rate	25.7	4.6	53.9	8.8	19.1	5.2	38.8	18.0
Brazilian Inflation Indexes	110.3	14.8	325.0	51.2	17.7	2.5	41.6	21.1
Equities and Commodities	24.2	13.6	43.5	16.8	36.9	17.4	57.1	25.2

Foreign units (**)
Itaú BBA International	1.7	0.7	5.1	1.1	2.9	0.4	6.5	1.5
Itaú Argentina	3.0	1.7	5.6	5.5	4.0	1.6	9.4	3.7
Itaú Chile	5.5	3.2	9.6	4.4	5.3	1.9	10.3	5.3
Itaú Uruguay	1.7	0.3	3.4	2.0	0.5	0.2	1.1	0.7
Itaú Paraguay	0.4	0.2	1.4	1.0	0.6	0.2	1.7	0.2
Itaú BBA Colombia	-	-	-	-

Effect of diversification				(77.1)				(53.4)
Global Risk	289.7	118.0	601.4	373.7	142.0	74.0	278.5	150.9

(*) Adjusted to reflect the tax treatment of individual classes of assets.

(**) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

F.146

Interest rate

Management of interest rate risk is performed based on mark-to-market amounts at maturity of several products, grouping them by common dates, calculating the sensitivity to interest rates and applying shocks in the interest rates. The table on the position of accounts subject to interest rate risk shows a different view, grouping them by products, book value of accounts distributed by maturity. This table is not used directly to manage interest rate risks; it is mostly used to enable the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

The following table sets forth our interest-earning assets and interest-bearing liabilities and therefore does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period.

Position of accounts subject to interest rate risk (1)

	12/31/2012						12/31/2011
	0-30	31-180	181-365	1-5	Over 5		0-30	31-180	181-365	1-5	Over 5
	days	days	days	years	years	Total	days	days	days	years	years	Total
Interest-bearing assets	255,232	191,194	78,496	246,502	97,228	868,652	236,921	142,241	90,272	221,692	54,704	745,830
Interbank deposits	15,321	3,274	4,835	395	1	23,826	18,911	3,226	3,247	2,177	260	27,821
Securities purchased under agreements to resell	87,829	71,539	3,190	179	-	162,737	50,131	40,462	1,655	-	-	92,248
Central Bank compulsory deposits	63,701	-	-	-	-	63,701	98,053	-	-	-	-	98,053
Held-for-trading financial assets	17,163	7,251	7,920	85,581	27,601	145,516	7,188	3,369	27,149	72,088	12,095	121,889
Financial assets held for trading and designated at fair value through profit or loss	220	-	-	-	-	220	186	-	-	-	-	186
Available-for-sale financial assets	13,120	7,914	5,481	29,470	34,884	90,869	6,139	3,997	3,768	17,042	16,564	47,510
Held-to-maturity financial assets	-	118	70	147	2,867	3,202	87	-	33	242	2,743	3,105
Derivatives	1,943	3,581	1,390	3,742	941	11,597	2,277	2,199	1,473	2,315	490	8,754
Loan and lease operations portfolio	55,935	97,517	55,610	126,988	30,934	366,984	53,949	88,988	52,947	127,828	22,552	346,264
Interest-bearing liabilities	233,991	78,742	59,229	210,743	76,688	659,393	167,707	69,188	47,978	220,434	51,515	556,822
Savings deposits	83,451	-	-	-	-	83,451	67,170	-	-	-	-	67,170
Time deposits	12,369	20,861	16,667	62,226	5,109	117,232	30,918	19,167	11,475	79,542	3,367	144,469
Interbank deposits	2,643	3,550	1,201	207	-	7,601	665	683	445	272	-	2,065
Deposits received under repurchase agreements	123,001	17,838	16,281	82,424	27,861	267,405	55,866	11,403	11,139	89,261	17,744	185,413
Interbank market	5,606	26,871	21,065	38,802	4,729	97,073	5,904	24,588	16,773	38,781	4,452	90,498
Institutional market	2,299	7,018	2,753	22,062	37,896	72,028	2,772	11,248	5,881	9,565	25,341	54,807
Derivatives	1,724	2,582	1,211	4,500	1,052	11,069	1,526	1,245	1,364	2,104	508	6,747
Financial liabilities held for trading	6	22	51	522	41	642	48	854	901	909	103	2,815
Liabilities for capitalization plans	2,892	-	-	-	-	2,892	2,838	-	-	-	-	2,838
Difference asset/ liability (2)	21,241	112,452	19,267	35,759	20,540	209,259	69,214	73,053	42,294	1,258	3,189	189,008
Cumulative difference	21,241	133,693	152,960	188,719	209,259		69,214	142,267	184,561	185,819	189,008
Ratio of cumulative difference to total interest-bearing assets	2.4%	15.4%	17.6%	21.7%	24.1%		9.3%	19.1%	24.7%	24.9%	25.3%

(1) Remaining contractual terms.

(2) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

F.147

Position of accounts subject to currency risk

	12/31/2012
ASSETS	Dollar	Euro	Yen	Other	Total
Cash and deposits on demand	5,681	388	39	2,602	8,710
Central Bank compulsory deposits	-	-	1	2,528	2,529
Interbank deposits	11,160	1,209	1	2,202	14,572
Securities purchased under agreements to resell	463	-	-	39	502
Financial assets held for trading	4,909	646	-	262	5,817
Financial assets designated at fair value through profit or loss	-	216	-	-	216
Derivatives	3,100	588	-	294	3,982
Available-for-sale financial assets	50,828	354	-	3,473	54,655
Held-to-maturity financial assets	546	-	-	-	546
Loan operations and lease operations portfolio, net	44,417	4,950	1	32,363	81,731
TOTAL ASSETS	121,104	8,351	42	43,763	173,260

	12/31/2012
LIABILITIES	Dollar	Euro	Yen	Other	Total
Deposits	32,602	1,917	441	26,836	61,796
Securities sold under repurchase agreements	17,156	-	-	622	17,778
Financial liabilities held for trading	-	720	-	-	720
Derivatives	2,755	493	-	205	3,453
Interbank market debt	27,430	150	-	2,393	29,973
Institutional market debt	52,421	3,065	-	2,411	57,897
TOTAL LIABILITIES	132,364	6,345	441	32,467	171,617

NET POSITION	(11,260)	2,006	(399)	11,296	1,643

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

Position of accounts subject to currency risk

	12/31/2011
ASSETS	Dollar	Euro	Yen	Other	Total
Cash and deposits on demand	2,560	323	64	2,221	5,168
Central Bank compulsory deposits	-	13	-	2,098	2,111
Interbank deposits	15,681	1,274	2	1,044	18,001
Securities purchased under agreements to resell	478	-	-	127	605
Financial assets held for trading	4,327	643	-	304	5,274
Financial assets designated at fair value through profit or loss	-	186	-	-	186
Derivatives	2,018	614	-	258	2,890
Available-for-sale financial assets	37,880	98	-	2,209	40,187
Held-to-maturity financial assets	605	-	-	-	605
Loan operations and lease operations portfolio, net	40,494	5,338	2,832	22,693	71,357
TOTAL ASSETS	104,043	8,489	2,898	30,954	146,384

	12/31/2011
LIABILITIES	Dollar	Euro	Yen	Other	Total
Deposits	36,830	2,390	409	19,438	59,067
Securities sold under securities repurchase agreements	7,228	-	-	176	7,404
Financial liabilities held for trading	-	2,815	-	-	2,815
Derivatives	1,684	537	-	137	2,358
Interbank market debt	28,022	643	2	2,015	30,682
Institutional market debt	47,643	3,530	-	1,230	52,403
TOTAL LIABILITIES	121,407	9,915	411	22,996	154,729

NET POSITION	(17,364)	(1,426)	2,487	7,958	(8,345)

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

F.148

Liquidity risk

Liquidity risk is defined as the existence of imbalances between marketable assets and liabilities due – mismatching between payments and receipts - which may affect payment capacity of ITAÚ UNIBANCO HOLDING, taking into consideration the different currencies and payment terms and their respective rights and obligations.

Policies and procedures

The management of liquidity risks seeks to guarantee liquidity sufficient to support possible outflows in market stress situations, as well as the compatibility between funding and the terms and liquidity of assets.

ITAÚ UNIBANCO HOLDING has a structure dedicated to improve the monitoring, control and analysis, through models of projections of the variables that affect cash flows and the level of reserves in local and foreign currencies.

The liquidity risk measurement process makes use of corporate and own in-house developed application systems. ITAÚ UNIBANCO HOLDING manages proprietary IT systems to support the liquidity risk measurement process.

Additionally, ITAÚ UNIBANCO HOLDING establishes guidelines and limits. Compliance with these guidelines and limits is periodically analyzed in technical committees, and their purpose is to provide an additional safety margin to the minimum projected needs. The liquidity management policies and the respective limits are established based on prospective scenarios periodically reviewed and on the definitions of the top management.

These scenarios may be reviewed in view of cash requirements resulting from atypical market situations or arising from strategic decisions of ITAÚ UNIBANCO HOLDING.

In compliance with the requirements of CMN Resolution No. 2,804 of December 21, 2000 and BACEN Circular No. 3,393 of June 3, 2008 , the Statement of Liquidity Risk (DRL) is sent to BACEN on a monthly basis, and the following items for monitoring and supporting decisions are periodically prepared and submitted to top management:

•	Different scenarios projected for changes in liquidity.
•	Contingency plans for crisis situations.
•	Reports and charts that describe the risk positions.
•	Assessment of funding costs and alternative sources of funding.
•	Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors.

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 481.1 billion (R$ 448.1 billion at 12/31/2011), particularly funding from time deposits. A considerable portion of these funds – 29.4% of total, or R$ 141.4 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

F.149

	12/31/2012			12/31/2011
Funding from clients	0-30 days	Total	%	0-30 days	Total	%
Deposits	133,377	243,199		127,686	242,638
Demand deposits	34,916	34,916	7.3	28,933	28,933	6.5
Savings deposits	83,451	83,451	17.3	67,170	67,170	15.0
Time deposits	12,368	117,232	24.4	30,917	144,469	32.2
Other	2,642	7,600	1.6	666	2,066	0.5
Funds from acceptances and issuance of securities (1)	3,863	55,108	11.5	4,862	51,557	11.5
Funds from own issue (2)	3,394	127,652	26.5	2,913	114,155	25.5
Subordinated debt	797	55,179	11.5	60	39,715	8.9
Total	141,431	481,138		135,521	448,065

  (1) Includes mortgage notes, real estate credit bills, agribusiness and financial credit bills recorded in interbank and institutional market debts and liabilities for issue of debentures and foreign borrowings and securities recorded in funds from institutional markets.

  (2) Refer to deposits received under securities repurchase agreements with securities from own issue.

F.150

Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During 2012, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and free government securities) totaled R$ 120.8 billion and accounted for 85.4% of the short-term redeemable obligations, 25.1% of total funding, and 17.7% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	12/31/2012%	12/31/2011%
Net assets (1) / funds within 30 days (2)	85.4	59.6
Net assets (1) / total funds (3)	25.1	18.0
Net assets (1) / total assets (4)	17.7	15.4

(1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial Assets

(2) Table Funding from clients (Total Funding from clients 0-30 days)

(3) Table Funding from clients (Total Funding from clients)

(4) Detailed in the table Undiscounted future flows – Financial Assets, total present value regards R$ 682,867 (R$ 524,416 at 12/31/2011).

F.151

The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

Undiscounted future flows except for derivatives	12/31/2012					12/31/2011
FINANCIAL ASSETS (1)	0 - 30 days	31 - 365 days	366-720 days	Over 720 days	Total	0 - 30 days	31 - 365 days	366-720 days	Over 720 days	Total
Cash and deposits on demand	13,967	-	-	-	13,967	10,633	-	-	-	10,633

Interbank investments	109,340	61,934	320	159	171,753	68,277	36,721	2,295	287	107,580
Securities purchased under agreements to resell – Funded position (2)	22,895	-	-	1	22,896	25,438	-	-	-	25,438
Securities purchased under agreements to resell – Financed position	71,124	53,678	-	-	124,802	23,948	29,706	-	-	53,654
Interbank deposits	15,321	8,256	320	158	24,055	18,891	7,015	2,295	287	28,488

Securities	102,046	7,293	9,261	78,689	197,289	50,127	5,368	3,979	54,096	113,570
Government securities - available	83,980	-	-	-	83,980	44,741	-	-	-	44,741
Government securities – subject to repurchase commitments	13,581	2,208	1,024	37,165	53,978	686	1,779	916	23,210	26,591
Private securities - available	4,482	4,229	7,968	37,201	53,880	4,693	3,299	2,332	28,648	38,972
Private securities – subject to repurchase commitments	3	856	269	4,323	5,451	7	290	731	2,238	3,266

Derivative financial instruments	1,943	4,971	1,756	2,927	11,597	2,277	3,672	960	1,845	8,754

Loan and lease operations portfolio (3)	48,460	153,079	82,459	116,066	400,064	48,966	133,015	78,609	110,750	371,340

Total Financial Assets	275,756	227,277	93,796	197,841	794,670	180,280	178,776	85,843	166,978	611,877

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 63,701 (R$ 98,053 at December 31, 2011), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 30.

(2) Net of R$ 9,106 (R$ 7,227 at 12/31/2011) which securities are restricted to guarantee transactions at BM&FBOVESPA S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants of R$ 27,382 (R$ 25,749 at 12/31/2011).

F.152

Undiscounted future flows except for derivatives	12/31/2012					12/31/2011
FINANCIAL LIABILITIES	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total

Deposits	133,310	42,494	15,290	74,632	265,726	122,173	38,410	33,101	67,913	261,597
Demand deposits	34,916	-	-	-	34,916	28,933	-	-	-	28,933
Savings deposits	83,451	-	-	-	83,451	67,170	-	-	-	67,170
Time deposit	12,261	37,620	15,150	74,402	139,433	25,423	37,239	32,903	67,806	163,371
Interbank deposits	2,682	4,874	140	230	7,926	647	1,171	198	107	2,123

Compulsory deposits	(35,238)	(9,761)	(3,744)	(14,959)	(63,702)	(39,562)	(15,790)	(13,951)	(28,750)	(98,053)
Demand deposits	(8,590)	-	-	-	(8,590)	(9,939)	-	-	-	(9,939)
Savings deposits	(23,582)	-	-	-	(23,582)	(18,843)	-	-	-	(18,843)
Time deposit	(3,066)	(9,761)	(3,744)	(14,959)	(31,530)	(10,780)	(15,790)	(13,951)	(28,750)	(69,271)

Securities sold under repurchase agreements (1)	134,028	35,529	54,086	85,195	308,838	56,618	24,205	45,139	91,587	217,549

Funds from acceptances and issuance of securities (2)	3,793	29,349	11,049	15,526	59,717	4,365	25,714	12,998	13,274	56,351

Borrowings and onlending (3)	2,938	27,596	11,277	24,083	65,894	3,339	25,276	10,617	24,484	63,716

Subordinated debt (4)	831	4,352	7,726	61,698	74,607	69	11,338	3,174	40,941	55,522

Derivative financial instruments	1,724	3,793	2,154	3,398	11,069	1,526	2,609	885	1,727	6,747

Total Financial Liabilities	241,386	133,352	97,838	249,573	722,149	148,528	111,762	91,963	211,176	563,429
 (1) Includes Own and Third Parties’ Portfolios.

 (2) Includes mortgage notes, real estate credit bills, agribusiness and financial bills recorded in interbank and institutional market funds and liabilities for issue of debentures and foreign securities recorded in funds from institutional markets.

 (3) Recorded in funds from interbank markets.

 (4) Recorded in funds from institutional markets.

F.153

	12/31/2012					12/31/2011
Off Balance sheet	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total
Endorsements and sureties	1,526	13,271	3,078	42,435	60,310	1,014	10,488	4,269	35,759	51,530
Commitments to be released	94,197	25,452	15,675	79,236	214,560	92,260	22,068	12,993	79,518	206,839
Letters of credit to be released	14,605	-	-	-	14,605	11,172	-	-	-	11,172
Total	110,328	38,723	18,753	121,671	289,475	104,446	32,556	17,262	115,277	269,541

F.154